QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on November 25, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

DYNTEK, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	95-4228470 (I.R.S. Employer Identification Number)
19700 Fairchild Road, Suite 230 Irvine, California 92612 (949) 271-6700 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Robert I. Webber
President
DynTek, Inc.
19700 Fairchild Road, Suite 230
Irvine, California 92612
(949) 271-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Christopher D. Ivey, Esq. Timothy F. O'Brien, Esq. Stradling Yocca Carlson & Rauth A Professional Corporation 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4100

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered		Proposed Maximum Offering Price per Unit		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Subscription Rights to purchase Common Stock(2)	81,164,636		—		—	—	(3)

Warrants to purchase Common Stock	—		—		—	—	(3)

Common Stock, $0.0001 par value per share	193,676,499	(4)	$0.10	(5)	$19,367,650	$2,279.57

Common Stock, $0.0001 par value per share	37,527,481	(6)	$0.123	(7)	$4,615,880	$543.29

(1)
This registration statement relates to (a) non-transferable subscription rights to purchase Common Stock of DynTek, Inc., which subscription rights will be issued to holders of Common Stock of DynTek, Inc., (b) the shares of Common Stock deliverable upon the exercise of the non-transferable subscription rights pursuant to the rights offering, and (c) the maximum number of shares of Common Stock held by selling stockholders or receivable by them upon exercise of warrants to purchase DynTek Common Stock or conversion of convertible securities. This registration statement also covers any additional shares of DynTek Common Stock as may become issuable due to adjustments for changes resulting from stock dividends, stock splits, recapitalizations, mergers, reorganizations, combinations or exchanges or other similar events caused by the issuance and sale of the shares registered herein.

(2)
The rights are being issued without consideration to the holders of the registrant's Common Stock as of the record date set forth in this registration statement.

(3)
Pursuant to Rule 457(g), no separate registration fee is payable with respect to the rights or warrants being offered hereby since the rights and warrants are being registered in the same registration statement as the securities to be offered pursuant thereto.

(4)
Represents the maximum number of shares of Common Stock issuable upon exercise of the non-transferable subscription rights and 31,347,227 shares issuable upon exercise of warrants to be offered to certain standby purchasers.

(5)
Estimated pursuant to Rule 457(o) solely for purposes of calculating the registration fee.

(6)
Represents the maximum number of shares of Common Stock held by selling stockholders or receivable by them upon exercise of warrants to purchase DynTek Common Stock or conversion of convertible securities.

(7)
The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), using the average of the high and low prices of the registrant's Common Stock as reported on the OTC Bulletin Board on November 23, 2005, which was $0.123 per share.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 25, 2005

Prospectus

DYNTEK, INC.

Up to 193,676,499 Shares of Common Stock Issuable Upon Exercise of Subscription Rights and Warrants

37,527,481 Shares of Common Stock on Behalf of Selling Stockholders

        We are distributing at no charge to the holders of our Common Stock non-transferable subscription rights to purchase up to an aggregate of 162,329,272 shares of our Common Stock at a cash exercise price of $0.10 per share. This is not an underwritten offering and there will be no underwriter's discounts or commissions. Subscription rights may not be sold or transferred. The subscription rights will not be listed for trading on any trading market or stock exchange.

        The subscription rights are exercisable beginning on the date of this prospectus. They will expire and will have no value if they are not exercised by 5:00 p.m., Eastern Standard Time, on                        , 2006, the expected expiration date of this rights offering. We may extend the duration of the rights offering if required by applicable law, and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.

        We estimate that the net proceeds from the sale of the 162,329,272 shares of Common Stock that we propose to sell in the rights offering would be approximately $15.7 million, or $0.0967 per share after deducting estimated offering expenses payable by us, if all shares are sold. You will not be entitled to receive any subscription rights unless you are a holder of record of shares of our Common Stock as of the close of business on the record date,                        , 2005. Your subscription right will entitle you to purchase up to three shares of Common Stock for each share of Common Stock you held on the record date, including purchases to which you may be entitled in accordance with the oversubscription right.

        If fewer than all of the shares of Common Stock are subscribed for in the rights offering, we intend to sell the unsubscribed portion of the shares of our Common Stock offered by DynTek in this offering to standby purchasers to ensure that we sell at least 150 million shares. We estimate that the net proceeds from the sale of 150 million shares of Common Stock sold by us would be approximately $14.5 million or $0.0967 per share. The standby purchasers will also receive warrants to purchase up to 10% of our fully diluted shares of Common Stock, or 31,347,227 shares, assuming the rights offering is fully subscribed. The warrants will not be listed for trading on any trading market or stock exchange.

        In addition to the shares issuable upon exercise of the rights, this prospectus relates to the offering of an aggregate of 37,527,481 shares of our Common Stock on behalf of selling stockholders. Selling stockholders may from time to time offer to sell their respective shares of Common Stock. We are not selling any shares of Common Stock on behalf of selling stockholders and will not receive any cash or other proceeds in connection with the sale of shares by selling stockholders, although we will receive cash upon the exercise of warrants that the selling stockholders must exercise to acquire certain shares of their Common Stock.

        Our Common Stock is traded on the OTC Bulletin Board under the symbol "DYTK.OB" On November 23, 2005, the last reported sale price of our Common Stock was $0.122 per share.

        See "risk factors" beginning on page 16 of this prospectus to read about the risks you should consider carefully before exercising your subscription rights.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is                        , 2005

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation on behalf of DynTek that is different from that contained in this prospectus. You should not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sales of these securities. This prospectus may be used only in jurisdictions where it is legal to sell these securities.

FORWARD-LOOKING STATEMENTS

        Some of the statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the current expectations, forecasts, and assumptions of DynTek and its management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements are sometimes identified by language such as "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects," "future" and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include, but are not limited to, those noted under the caption "Risk Factors" beginning on page 16 of this prospectus. Readers should carefully review this information as well the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

        Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

        The following are summaries of questions that we anticipate will be common about the rights offering and answers based on selected information from this prospectus. The following questions and answers do not contain all of the information that is important to you. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about DynTek and our business, including potential risks facing our business. We encourage you to read this prospectus carefully and in its entirety.

Q.    What is the rights offering?

A.    A rights offering is a distribution of subscription rights on a pro-rata basis to all stockholders of a company to purchase securities of that company. In the case of our rights offering, it represents the distribution to you, for each share of our Common Stock that you held on the record date, of a non-transferable right to subscribe for and purchase two additional shares of our Common Stock at a subscription price of $0.10 per share.

Q.    May I purchase more shares of Common Stock than the number permitted by my pro-rata subscription right if the rights offering is not fully subscribed?

A.    Yes. We expect that some of our stockholders will not exercise all of their basic subscription rights. By extending oversubscription rights to our stockholders, we are providing stockholders that exercise all of their basic subscription rights with the opportunity to purchase those shares of Common Stock that are not purchased by other stockholders through the exercise of their basic subscription rights. The oversubscription right entitles you to subscribe for one share, in addition to the two shares purchasable pursuant to your basic subscription right, at the same subscription price of $0.10 per share that applies to your basic subscription right. If the number of shares requested by all holders exercising their basic and their oversubscription right is less than the total number of shares available, then each person exercising the oversubscription right will receive the total number of shares requested up to the limit on each person's oversubscription right. If there are not enough shares to satisfy all subscriptions made under the oversubscription right, we will allocate the available shares pro-rata, after eliminating all fractional rights, among the oversubscribing rights holders. "Pro-rata" means in proportion to the number of shares of Common Stock that you and the other holders of subscription rights have purchased by exercising your basic subscription right. If there is a pro-rata allocation, then we will allocate to you only the number of shares for which you subscribed or which is the maximum number of shares to which you are entitled pursuant to the oversubscription right. We will allocate the remaining shares among all other holders exercising their oversubscription right. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the rights offering.

Q.    How long will the rights offering last?

A.    You will be able to exercise your subscription rights only during a limited period of fifteen days subsequent to the date of this prospectus. If you do not exercise your subscription rights before 5:00 p.m. Eastern Standard Time, on                        , 2006, those rights will expire. We may, in our discretion and with the consent of our standby purchasers, extend the rights offering until some later time.

Q.    Why is DynTek conducting the rights offering?

A.    We are distributing the rights to holders of our Common Stock as of the record date in order to raise additional capital and to allow our stockholders on the record date to maintain the approximate percentage interest in DynTek that they currently hold.

Q.    How will DynTek use the proceeds of the rights offering?

A.    The purpose of this offering is to strengthen our financial condition to enhance the structure and broaden the scope of our operations. We intend to use approximately $9.3 million of the net proceeds of the rights offering to redeem the secured convertible term note held by Laurus Master Fund, Ltd. and the bridge notes issued to our standby purchasers in connection with our recent bridge financing. We intend to use the remaining net proceeds of the offering for working capital, potential acquisitions and general corporate purposes. Pending the uses stated above, we intend to invest any cash received from the rights offering in short-term interest bearing accounts such as money market funds and bank accounts.

Q.    How did DynTek determine the purchase price for the Common Stock?

A.    The subscription price per share of Common Stock equals $0.10, which is the result of negotiations with SACC Partners, LP and Lloyd Miller, our proposed standby purchasers, and the good faith decision of our board of directors. This price represents a 43% discount to the closing price of our Common Stock on October 31, 2005, the trading day immediately preceding the announcement of the rights offering. In determining this price, our board of directors considered a number of factors, including the historical and then current market price of our Common Stock, our business prospects, our recent and anticipated operating results, general conditions in the securities markets, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, how to incentivize participation in the rights offering, the liquidity of our Common Stock, the level of risk to our stockholders and the price that was acceptable to our proposed standby purchasers.

Q.    Is the rights offering subject to any conditions?

A.    Yes. We do not have a sufficient number of authorized shares of Common Stock to permit exercise of the subscription rights to be issued in this offering. At our annual stockholder meeting scheduled to be held on December 13, 2005, we will solicit stockholder approval of an amendment to our certificate of incorporation to increase the authorized number of shares of our Common Stock from 150 million to 450 million. If for any reason this amendment were not approved, we may revise the terms of the rights offering or cancel the rights offering in its entirety. In addition, we may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to this rights offering that in the sole judgment of our board of directors would or might make this rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may choose to proceed with the rights offering even if these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value and all subscription payments received by the subscription agent will be returned promptly, without interest or deduction.

Q.    How many shares may I purchase if I exercise my subscription rights in the rights offering?

A.    For each share of our Common Stock that you held on the record date, you may subscribe for and purchase two additional shares of our Common Stock at the subscription price of $0.10 per share pursuant to your basic subscription right and up to one additional share pursuant to your oversubscription right, subject to a reduction in such oversubscription right if the rights offering is oversubscribed.

Q.    How many shares will be outstanding after the rights offering?

A.    Approximately 243,493,908 shares of our Common Stock will be outstanding immediately after the rights offering, if the rights offering is fully subscribed. This number is subject to any increases that may occur after the date of this prospectus as a result of the exercise, subscription or exchange of outstanding stock options or warrants.

Q.    What happens if the rights offering is not fully subscribed after giving effect to the oversubscription right?

A.    Any rights not exercised after giving effect to the oversubscription right will expire. We expect that SACC Partners LP and Lloyd Miller will act as standby purchasers to backstop the rights offering and will purchase such number of shares not purchased by our stockholders pursuant to the rights offering to ensure that at least 150 million shares are sold.

Q.    When will I receive my new shares?

A.    If you purchase shares through this rights offering, you will receive certificates representing the shares of Common Stock as soon as practicable after the expiration of the rights offering and after all pro-rata allocations and adjustments have been completed. We will not be able to calculate the number of shares to be issued to each exercising holder until 5:00 p.m., Eastern Standard Time, on the third business day after the expiration date of this rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under "The Rights Offering—guaranteed delivery procedures." Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your basic or oversubscription right in order to comply with state securities laws.

Q.    Will the new shares initially trade over-the-counter and be treated like other shares?

A.    Yes. Our Common Stock is traded over-the-counter and sales are reported on the Over-the-Counter Electronic Bulletin Board service provided by the National Association of Securities Dealers under the symbol "DYTK.OB."

Q.    What is the role of the standby purchasers in this rights offering?

A.    If any shares of Common Stock offered in the rights offering remain unsubscribed after the rights offering, we expect the standby purchasers to purchase a number of shares of our Common Stock equal to the difference between the number of shares subscribed for in the rights offering and 150 million shares at a price per share equal to the rights offering subscription price pursuant to a standby purchase agreement to be entered into by us with the standby purchasers. We refer to the commitment of the standby purchasers to purchase shares of Common Stock as the standby commitments. For a more complete description of the role of the standby purchasers in the rights offering, see "The Rights Offering—Standby commitments" and "Plan of Distribution."

Q.    How many shares will the standby purchasers own after the offering?

A.    If no stockholders other than the standby purchasers exercise their subscription rights, we expect the standby purchasers will purchase 150 million shares of our Common Stock. In that case, the aggregate ownership interest of the standby purchasers in our Common Stock could be approximately 65%, and the ownership interest of our remaining stockholders could decrease to approximately 35%. This does not include shares of Common Stock that the standby purchasers collectively may acquire from the exercise of warrants that they will receive as compensation for the standby commitments. See "The Rights Offering—Standby commitments."

Q.    Are there any conditions to the standby commitments?

A.    Yes. The standby purchasers have not entered into a binding agreement to consummate the standby commitments. Moreover, we expect that the obligation of the standby purchasers to exercise the standby commitments will be subject to a number of conditions. Even if we do not enter into a binding agreement to consummate the standby commitments or, after entering into such binding agreement we terminate the standby purchase agreement, we intend to still consummate the rights offering. For a more detailed description of the conditions to the standby purchasers' standby commitments, see "The Rights Offering—Standby commitments."

Q.    Will the standby purchasers receive any compensation for the standby commitments?

A.    Yes. As compensation to the standby purchasers for the standby commitments, we expect to agree to issue to them, concurrently with the consummation of the rights offering, warrants to purchase an aggregate number of shares of our Common Stock equal to 10% of the total number of shares of our Common Stock outstanding on a fully diluted basis following consummation of the rights offering and the purchase of the unsubscribed shares by the standby purchasers at an initial exercise price of $0.10 per share. We refer to these warrants as the standby commitment fee warrants. Based upon our fully diluted shares of Common Stock outstanding as of November 18, 2005 and assuming full subscription of the rights offering, the standby commitment fee warrants would entitle the standby purchasers to purchase up to 31,347,227 shares of Common Stock.

Q.    Are we required to have a minimum level of subscription in order to consummate the rights offering?

A.    No. We may decide to consummate the rights offering even if less than all of the shares we are offering are actually purchased. However, given the standby purchasers' expected commitment to purchase any shares not subscribed for by our stockholders, we believe we will sell at least 150 million shares in this offering.

Q.    How do I exercise my rights? How soon must I act?

A.    In order to exercise your rights and purchase shares of our Common Stock, you must properly complete the enclosed rights certificate and deliver it to our subscription agent, together with payment for the maximum amount you propose to invest in the rights offering (including any amounts in respect of the oversubscription privilege). The rights certificate requires you to identify the amount you wish to purchase upon exercise of your subscription right. Subject to proper and timely completion and delivery of the rights certificate and timely payment and delivery of the required purchase price, each stockholder exercising subscription rights will be issued, at the closing, all shares subscribed for in connection with the subscription right. The subscription agent must receive your properly completed rights certificate before 5:00 p.m. Eastern Standard Time on,                , 2006.

        The subscription agent will hold all subscription payments in an escrow account that is separate from our accounts. After the closing, the subscription agent will mail to you a certificate for the shares of Common Stock you purchased.

Q.    Must I pay the subscription price in cash?

A.    All participating stockholders must timely pay the subscription price in United States dollars by wire transfer, certified or cashier's check drawn on a bank in the United States, U.S. postal money order, or a personal check that clears before 5:00 p.m. Eastern Standard Time on                        , 2006. We encourage stockholders to consider payment by wire transfer, certified or cashier's check, or U.S. postal money order. We will not be responsible in the event a subscription is rejected because a personal check has not cleared or the subscription agent has not received available funds from any stockholder prior to the expiration date.

Q.    After I exercise my subscription rights, may I change my mind and cancel my purchase?

A.    No. Once you send in your rights certificate and payment, you cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable and even if the price of our Common Stock falls below $0.10. You should not exercise your rights unless you are certain that you wish to invest at $0.10 per share.

Q.    How do I exercise rights if I hold my shares through a broker, bank, trust company, or other nominee?

A.    If you hold shares of DynTek Common Stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

Q.    If I am a stockholder with a foreign address or a stockholder with an APO or FPO address, will I be able to exercise my subscription rights?

A.    Generally no. We will not mail rights certificates to you if you are a stockholder whose address is outside the United States. We will not do so because your ability to exercise rights may be prohibited by the laws of the country in which you live. We will not distribute rights to any person in any jurisdiction where it is unlawful to do so, nor are we accepting any offers to purchase any shares of our Common Stock from any person in any jurisdiction in which it is unlawful to do so. Stockholders with addresses outside the United States who provide evidence satisfactory to us (in our sole discretion, and which may include an opinion of local counsel satisfactory to DynTek) that distribution and exercise of the rights is lawful in that jurisdiction may participate in the rights offering. Provided that the evidence is satisfactory to DynTek, the subscription agent will mail a rights certificate to such foreign stockholder. In such case, however, all applicable deadlines will apply to such foreign stockholder, and neither DynTek nor the subscription agent will be responsible for any failure of a stockholder to have satisfied for any reason all requirements to exercise his or her rights on or prior to the expiration date of the rights offering.

        If you live outside the United States, you should consult with your legal advisor concerning the laws in the jurisdiction in which you live.

Q.    May I transfer my subscription rights?

A.    No. Your rights are not transferable. Only the record stockholder may exercise them.

Q.    Is exercising my subscription rights risky?

A.    Yes. An investment in our Common Stock is risky and speculative. Exercising your subscription rights means buying additional shares of our Common Stock and should be considered as carefully as you would consider any other equity investment. You should not purchase additional shares of our Common Stock in this offering unless you could bear the loss of your entire investment and can hold your shares for a substantial period of time. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 16 before deciding to exercise your subscription rights.

Q.    What happens if I choose not to exercise my rights?

A.    You are not required to exercise your rights or otherwise take any action in response to the rights offering. If you do not exercise your subscription rights and the rights offering is completed, the rights offering will not affect the number of shares of Common Stock you now own. However, if you choose not to exercise your subscription rights and other stockholders do, or the standby purchasers do, the percentage of our Common Stock that you own after the offering will decrease, your voting and other rights will be diluted to the extent that other stockholders exercise their basic and oversubscription rights or the standby purchasers execute upon their standby commitments. Rights not exercised prior to the expiration of the rights offering will expire.

Q.    What fees or charges apply if I exercise my rights?

A.    We are not charging any fees or sales commissions to issue rights to you or to issue shares to you if you exercise your rights. If you exercise your rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

Q.    Has DynTek's board of directors made a recommendation regarding the rights offering?

A.    No. Our board of directors has not made any recommendation as to whether you should exercise your subscription rights. The board has only determined that it is appropriate to allow you to do so if you so desire in order to allow you to maintain your approximate percentage ownership in DynTek. You must make your own investment decision based on your evaluation of our business and the associated risks as well as the terms of the offering. Please see "Risk Factors," beginning on page 16.

Q.    What are the U.S. federal tax consequences of exercising my rights?

A.    A holder of Common Stock may recognize income for federal income tax purposes in connection with the receipt of subscription rights in the rights offering. We urge you to consult your own tax advisor with respect to the particular tax consequences of the rights offering or the related share issuances to you. Please see "Material U.S. Federal Income Tax Consequences of Rights Offering," beginning on page 49.

Q.    Can DynTek cancel the rights offering?

A.    Yes. Our board of directors, in its sole discretion at any time prior to the time this rights offering expires or is completed may, for any reason (including a change in the market price of our Common Stock) determine to cancel the rights offering.

Q.    If the rights offering is not completed, will my subscription payment be refunded to me?

A.    Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, the subscription agent will promptly refund any monies received, without interest.

Q.    Does DynTek plan to make any changes to its current authorized and outstanding capital stock?

A.    At our annual meeting of stockholders, currently scheduled for December 13, 2005, we will seek stockholder approval of the following:

  •
  to approve an amendment to our Second Amended and Restated Certificate of Incorporation to be implemented prior to the initiation of our rights offering to increase the number of shares of our capital stock that we would have the authority to issue from 160 million shares to 460 million shares, and increase the number of shares of our Common Stock that we would have the authority to issue from 150 million shares to 450 million shares;

  •
  to authorize the board of directors at any time prior to our next annual meeting of stockholders to amend our Second Amended and Restated Certificate of Incorporation to effect a reverse stock split of our outstanding Common Stock by a ratio of 1-for-10; and

  •
  to amend our 2005 Stock Incentive Plan to increase the number of shares of Common Stock issuable thereunder by 25 million shares, bringing the total number of shares issuable thereunder to 30 million shares.

        We are pursuing these amendments in close conjunction with the rights offering as part of our larger effort to recapitalize DynTek and increase our liquidity and capital resources. Approval of the proposed amendment to increase our authorized capital stock is a precondition to consummating the rights offering.

        For more information, see "Description of Capital Stock—Proposed Amendments to Certificate of Incorporation" on page 44.

Q.    What should I do if I have other questions about the rights offering?

A.    If you have questions or need assistance, please contact American Stock Transfer & Trust Company, the subscription agent, at the following address and telephone number: 59 Maiden Lane, New York, New York 10038, Attention: Joseph Alicia, (      )                         . For a more complete description of the rights offering, please see "The Rights Offering," beginning on page 31.

QUESTIONS AND ANSWERS ABOUT THE SELLING STOCKHOLDERS

Q.    Who are the selling stockholders?

A.    The selling stockholders are persons to whom we have previously granted the right to have their shares of Common Stock, or shares of Common Stock underlying their convertible notes and warrants to purchase shares of our Common Stock, registered in the event of a registration by us of our securities. Certain selling stockholders are affiliated with us.

Q.    Why is DynTek registering shares of Common Stock for selling stockholders?

A.    Due to registration rights previously granted by us to selling stockholders, we are registering an aggregate of 37,527,481 shares of our Common Stock on behalf of selling stockholders through this prospectus.

Q.    Will DynTek sell any shares of Common Stock on behalf of selling stockholders?

A.    No. We are not selling any shares of Common Stock on behalf of selling stockholders. Selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Selling stockholders will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time. Such transactions may, or may not, involve brokers or dealers.

Q.    Is DynTek responsible for any costs related to the registration of the shares held by selling stockholders?

A.    Although we will pay all costs, expenses and fees in connection with the registration of the shares, selling stockholders will pay all brokerage commissions, transfer taxes and other similar selling expenses, if any, associated with the sale of the shares of Common Stock by them.

Q.    Will DynTek receive any proceeds from the sales of shares by selling stockholders?

A.    No. We will not receive any cash or other proceeds in connection with the sale of shares by selling stockholders. However, we will receive cash upon exercise of the warrants that the selling stockholders must exercise to acquire certain of their shares of Common Stock.

PROSPECTUS SUMMARY

        This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before deciding whether to exercise your rights. For a more complete understanding of the rights offering and the risks and uncertainties facing it, you should read this entire prospectus, including but not limited to the information under the caption "Risk Factors," beginning on page 16; and under the caption "Description of Capital Stock," beginning on page 44.

DynTek, Inc.

Our company and business

        DynTek, Inc. provides professional information technology services and sales of related products to mid-market commercial businesses, state and local government agencies, and educational institutions. We operate our business primarily through our subsidiary, DynTek Services, Inc. Depending upon the context, the terms DynTek, "we," "our," and "us," refers to either DynTek alone, or DynTek and its subsidiaries.

        We provide a broad range of multi-disciplinary information technology solutions that address the critical information technology business needs of our clients, including information technology security, converged networking, including voice-over-internet-protocol, or VOIP, application infrastructure, and access infrastructure. Our primary operations are located in four of the top ten largest information technology spending states: California, New York, Florida and Michigan. We deliver complex infrastructure technology solutions through teams of professional consultants in close geographic proximity to our clients. Members of our technical and consulting services team have advanced certifications with leading vendor-manufacturers, including Microsoft, Cisco, McAfee and Citrix. As a professional services firm and value-added reseller of hardware and software from leading manufacturers, we help organizations assess, design, build, implement, manage and support their technology infrastructure.

        We believe that our services-led approach, combined with expertise in multi-disciplinary practice areas, will continue to provide the platform we need to capture an increasing share of our target markets. Our strategy allows our clients to rely on DynTek as their primary information technology vendor. Additionally, we believe that our multi-disciplinary capabilities help differentiate us from our competitors in the markets in which we compete. For the twelve-month period ended September 30, 2005, we had revenues of approximately $85,211,000, with approximately $53,232,000 in product sales and $31,980,000 in service sales, which accounted for 62% and 38%, respectively, of our aggregate revenues.

        We report in two segments: Information Technology Services and Business Process Outsourcing. Our information technology services include information technology security solutions such as vulnerability assessments, risk assessments, enterprise security assessments, and similar services; converged networking solutions, application infrastructure solutions, including active directory design, Microsoft Exchange migrations, and similar services; and access infrastructure solutions, including server based computing, remote access, and similar services and general infrastructure support.

        In connection with these service offerings, we sell hardware and software to our clients. We purchase products for re-sale from distributors or directly from manufacturers of hardware and software. The scope of services and product sales that we provide to any given client can vary, according to the client's need, project size, and internal client information technology resources available. The majority of our information technology service revenues and related product sales are derived from specific projects, as contracted.

        We provide services through a combination of in-house engineers and consultants, and subcontracted third-party suppliers. As of November 18, we had 77 in-house information technology engineers and consultants, and approximately 8 third-party subcontractors that cumulatively supplied approximately 21 engineers and consultants who provided services to our clients during the year ended June 30, 2005.

        As part of a previous strategic direction, our Business Process Outsourcing, or BPO, segment provides child support enforcement services under contracts with state or county agencies, including State of Kansas Department of Social and Rehabilitation Services, State of Nebraska Department of Health and Human Services, New Hanover County Department of Social Services in North Carolina, Beaufort County Department of Social Services in North Carolina and 3rd Judicial Court of Shawnee County, Kansas. Services under these contracts include determining legally established paternity and support obligations, enforcing court or administrative orders for such obligations, locating absent responsible parents or other persons obligated for such payments and relevant assets that may be used to satisfy such obligations, and providing help desk customer service support. We provide these services through in-house customer service representatives and attorneys, and third-party attorneys. Typically our BPO contracts span multiple periods, and may include options to renew for additional periods. Payment terms are either fixed-price, fixed-unit- price, revenue sharing, or a combination of the above. We currently have 62 full-time employees in our BPO segment, and 5 third-party support contractors. In March 2004, we outsourced the management of our BPO segment to Young Williams, P.A., a law firm based in Mississippi that specializes in child support enforcement services. We do not intend to seek new opportunities with respect to BPO services. We also do not intend to actively seek renewals of our existing contracts and anticipate servicing only those contracts under which we have an existing service obligation.

        Our customers are primarily mid-market commercial businesses, agencies of state governments and municipalities and educational institutions. These mid-market to small enterprise customers generally have between approximately 200 and 5,000 employee-computer users. For the year ended June 30, 2005, our mix of revenues was approximately 38% state and local government, 9% education, and 53% commercial. This compares to 68% state and local government, 11% education, and 21% commercial customers during the year ended June 30, 2004.

        For a complete description of our business, please see "Business," beginning on page 51.

Corporate information

        We were incorporated in Delaware in May 1989 and changed our name to DynTek, Inc. in December 2001. Our principal executive offices are located at 19700 Fairchild Road, Suite 230, Irvine, California 92612, and our telephone number is (949) 271-6700. Our website is www.dyntek.com. The contents of our website are not incorporated by reference into this prospectus. DynTek is a trademark of DynTek, Inc. This prospectus also includes or incorporates by reference other trademarks of DynTek and trademarks of other companies.

Summary of the Rights Offering

Rights granted	We have granted to each person who was a record holder of our Common Stock on the record date a "subscription right." Each basic subscription right will entitle the stockholder to subscribe for and purchase up to two shares of Common Stock for each share of Common Stock held on the record date.

To exercise your rights, you must deliver a properly completed rights certificate to the subscription agent along with payment of the applicable subscription price in immediately available funds before 5:00 p.m. Eastern Standard Time on , 2006.
Securities offered	We are offering shares of our Common Stock, the rights of which are described below and in greater detail under the caption "Description of Capital Stock," beginning on page 44.
Exercise some or all of your rights	You may exercise some or all of your rights, or you may choose not to exercise any of your rights.
Subscription price	$0.10 per share of Common Stock. Please see "Determination of Subscription Price," beginning on page 26.
Fractional shares	We will not issue fractional shares.
Record date	, 2005.
Expiration date and time	The rights expire at 5:00 p.m., Eastern Standard Time, on , 2006, unless we extend the rights offering. Rights not exercised by the expiration date will be null and void.
Reasons for the rights offering
We are seeking to raise capital through a rights offering to allow our stockholders to maintain the approximate percentage ownership interest they held in DynTek immediately prior to the rights offering.
Use of proceeds
We intend to use the proceeds of the rights offering to retire certain of our debt obligations, for working capital, acquisitions and other general corporate purposes. Except for amounts to be used to repay certain of our debt obligations, we have not budgeted any portion of the net proceeds of the offering for any purpose and expect to hold the net proceeds in short term interest bearing money market or bank accounts. Since our inception, we have incurred substantial operating losses. We cannot predict when, or if, DynTek will be profitable or when or if we will generate positive cash flows. As a result, except for amounts to be used to repay certain of our debt obligations, the proceeds of the offering will likely be used to pay operating expenses and to fund our losses.
No board recommendation
Our board of directors makes no recommendation to stockholders regarding the exercise of rights under this offering. Stockholders who exercise subscription rights risk the complete loss of their investment. We refer you to the section entitled "Risk Factors."

Non-transferability of rights	The rights are not transferable and may be exercised only by the stockholder of record on the record date.
Subscription commitment of the standby purchasers
We expect that each of SACC Partners, LP and Lloyd Miller, whom we refer to together as the standby purchasers, will act as a standby purchaser in the rights offering. We expect the standby purchasers to purchase an aggregate number of shares of our Common Stock equal to the difference between the number of shares not subscribed for by our stockholders in the rights offering and 150 million shares. In the event no stockholders exercise their subscription right and the standby purchasers acquire the full 150 million shares that we expect them to purchase on a standby basis, their collective ownership of our Common Stock would increase to approximately 65% of our outstanding shares of Common Stock.
No revocation	If you exercise any rights, you are not allowed to revoke or change your exercise or request a refund of monies paid.
Oversubscription privilege
If you fully exercise your basic subscription right, the oversubscription right entitles you to subscribe for one additional share at $0.10 per share up to a maximum of one additional share for every one share then held by you. If there are not enough shares to satisfy all subscriptions made under the oversubscription right, we will allocate the available shares pro rata, after eliminating all fractional rights, among the oversubscribing rights holders.
Subscription agent	American Stock Transfer & Trust Company.
Procedure for exercising rights
To exercise rights, you must properly complete the enclosed rights certificate and deliver it, along with a payment of the applicable subscription price, to the subscription agent prior to the expiration date.

You may deliver the documents and payments by mail, hand delivery, or commercial courier. If regular mail is used, we recommend using insured, registered mail. Neither DynTek nor the subscription agent will be responsible for any failure by any person to deliver the required documentation, properly completed, and the required funds, to the subscription agent on or before the expiration date of the rights offering.

The subscription price must be paid and received, and related funds must be available to the subscription agent, prior to the expiration date. Stockholders exercising subscription rights may pay the applicable price by wire transfer, certified or cashier's check drawn on a bank in the United States, U.S. postal money order, or a personal check drawn on a U.S. bank that clears on or before the expiration date.

Nominee accounts
If you wish to exercise your rights and purchase shares in the rights offering and your shares of Common Stock are held by a broker, bank, trust company, or other nominee, you should promptly contact those record holders and request that they exercise the rights on your behalf.
You are responsible for the payment of any fees that brokers or other persons holding your shares may charge in connection with the exercise of your rights and the purchase of your shares.
Shares outstanding after the rights offering
Assuming the exercise of all outstanding subscription rights, we would have outstanding 243,493,908 shares of Common Stock upon completion of the rights offering. Assuming no further issuances of Common Stock after the record date and the conversion or exercise of all outstanding convertible securities and rights to purchase our Common Stock, we would have outstanding 344,819,499 shares of Common Stock upon completion of the rights offering.
U.S. federal income tax consequences
For U.S. federal income tax purposes, a stockholder may recognize taxable income upon the receipt of rights. See "Material U.S. Federal Income Tax Consequences of the Rights Offering." We urge you to consult your own tax adviser concerning the tax consequences of this rights offering as a result of your own tax situation.
Transfer, paying and subscription agent	American Stock Transfer & Trust Company will act as transfer, paying, and subscription agent for the Common Stock.
Withdrawal, amendment and extension
We may withdraw, amend, or extend the rights offering at any time prior to the expiration date. If we withdraw the rights offering, we will return all funds received in the rights offering, without interest, to those persons who exercised their rights and subscribed for shares in the rights offering. In particular, we would expect to terminate the rights offering if the stockholder approval to increase our authorized capital stock is not received for any reason.
Fees and expenses	We will bear the fees and expenses relating to the rights offering, other than fees associated with stockholder nominee accounts.
Risk factors	An investment in our Common Stock is speculative and involves substantial risks. Please review the information under the caption "Risk Factors," beginning on page 16.

Summary consolidated financial information

        The following tables summarize our financial data for the periods presented. The summary financial data for each of the years ended June 30, 2003, 2004 and 2005 are derived from our audited annual consolidated financial statements included elsewhere in this prospectus. The summary financial data for the three months ended September 30, 2004 and 2005 and as of September 30, 2005 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended September 30, 2004 and 2005. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the three months ended September 30, 2005 should not be considered indicative of results expected for the full fiscal year.

        You should read the following financial information together with the information under "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Three months ended September 30,		Year ended June 30,
	2005	2004	2005	2004	2003
	(in thousands)
	(unaudited)
Statement of operations data:
Sales	23,435	14,783	76,559	49,947	52,647
Loss from operations	(1,226)	(1,274)	(20,913)	(17,824)	(4,972)
Net income (loss)	(1,682)	47	(22,591)	(18,999)	(13,769)
		Year ended June 30,
	As of September 30, 2005
		2005	2004	2003
	(in thousands)
	(unaudited)
Balance sheet data:
Cash and cash equivalents	1,180	963	2,810	—
Restricted cash	541	334	479	920
Working capital (deficit)	(5,582)	(5,221)	425	(11,273)
Total stockholders' equity	11,969	13,455	25,603	25,623

RISK FACTORS

        Your investment in our Common Stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus carefully before deciding to invest in our Common Stock. If any of the following risks actually occur, our business, financial condition and operating results could be harmed. As a result, the trading price of our Common Stock could decline, and you could lose a part or all of your investment.

Risks Related to DynTek

We may need additional capital in the future, or we may need to scale back operations.

        We may need capital in the future and if it is not available on terms acceptable to us, or at all, we may have to scale back operations and/or personnel costs. As of September 30, 2005, we had cash and cash equivalents of approximately $1,721,000. We have recently taken certain steps to conserve our capital resources, including a reduction of our general and administrative expenses, and deferred certain principal payments under our debt obligations. We estimate that with the reductions in operating expenses and the deferral of principal payments under our debt obligations, together with existing cash, including the net proceeds expected to be raised in the rights offering and standby purchase arrangement, and cash from operations, we will have sufficient capital to meet our cash requirements at least through December 30, 2007. We have had recurring losses from continuing operations and negative cash flows from operations. Such losses have been funded primarily from cash received from the sales of our stock and from debt financings, as well as cash received from the sale of discontinued operations. Although we have been able to raise capital in the past and have implemented and will continue to implement cost reductions designed to minimize such losses, if our existing cash balances are not sufficient to meet our liquidity needs, support our future expansion needs and achieve our strategic goals, we may require additional funds. In the event of any additional financing, any equity financing would likely result in dilution to our existing stockholders and any debt financing may include restrictive covenants. Except for this offering, we currently have no plans for new financing nor can we provide any assurance that we will be successful in our efforts to raise additional capital in the future. If we are unable to raise additional capital, we may need to scale back our operations and personnel and/or divest assets to continue operations. Any such reductions or divestitures may materially and adversely impact our operations.

We have a history of operating losses and may not be able to achieve long-term profitability.

        Since our inception in May 1989, we have incurred substantial operating losses, and as of September 30, 2005, there was substantial doubt about the Company's ability to continue as a going concern. During the twelve months ended September 30, 2005, we generated a net loss of $24,320,000, which included a goodwill write-down of $12,897,000. At September 30, 2005, we had an accumulated deficit of $99,328,000. Although our revenues increased 64% from $51,805,000 in the twelve months ended September 30, 2004 to $85,211,000 in the twelve months ended September 30, 2005, we have recently reduced our general and administrative expenses, and our services margins have been increasing, there can be no assurance that these improvements will continue or that our revenues will exceed our operating expenses and cost of revenues in the future.

We may not be able to attract and retain professional staff necessary for existing and future projects.

        Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled employees, particularly senior technical personnel. There is significant competition for employees with the skills required to perform the services we offer. In particular, qualified senior technical and professional staff are in great demand and competition for such persons is likely to increase. If we are unable to attract, retain and train skilled employees, it could impair our ability to adequately manage and staff our existing projects and to bid for or obtain new projects, which would have a material adverse effect on our business, financial condition and results of operations. In addition, the failure of our employees to achieve expected levels of performance could adversely affect our business. There can be no assurance that a sufficient number of skilled employees will continue to be available, or that we will be successful in training, retaining and motivating current or future employees.

We may in the future seek to raise funds through equity offerings, or there may be other events which could have a dilutive effect on our stock.

        There are a significant number of outstanding options, warrants, and convertible securities to acquire shares of our Common Stock and we may grant additional rights in the future. The holders of such options, warrants, and convertible securities can be expected to exercise them at a time when our Common Stock is trading at a price higher than the exercise price of these outstanding options, warrants, and convertible securities. If these options or warrants to purchase our Common Stock are exercised, convertible debt is converted or other equity interests are granted under our 2001 or 2005 stock option plans or under other plans or agreements adopted in the future, such equity interests will have a dilutive effect on your ownership of Common Stock. The existence of such options, warrants, and convertible securities may also adversely affect the terms on which we can obtain additional financing.

        Prior to the rights offering, we had outstanding warrants exercisable for approximately 26,005,549 shares of our Common Stock. In addition, we may be required to issue up to 39,912,923 shares of our Common Stock under convertible debt. The shares issuable upon exercise of certain of the warrants and upon conversion of our convertible debt may increase subject to anti-dilutive rights, which we granted to the warrant and debt holders. The numbers set forth in this paragraph have been adjusted to account for any anti-dilution adjustments that would result from the rights offering. In addition, if the rights offering is consummated, we expect to be required to issue to the standby purchasers standby commitment fee warrants to purchase an aggregate number of shares of our Common Stock equal to 10% of the total number of shares of Common Stock outstanding on a fully diluted basis following consummation of the rights offering and the purchase of up to $15,000,000 of the unsubscribed shares by the standby purchasers pursuant to a standby purchase agreement or approximately 31,347,227 shares of our Common Stock. We also have issued options to purchase an aggregate of 4,059,892 shares of our Common Stock under our 2001 and 2005 stock option plans and prior company plans that currently are outstanding. We may issue options to purchase an additional 30,404,250 shares of our Common Stock, assuming the number of authorized shares under our 2005 option plan is increased to 30,000,000.

        In the future, we may seek to raise capital through offerings of our Common Stock, securities convertible into our Common Stock, or rights to acquire such securities or our Common Stock. In any such case, the result could ultimately be dilutive to our Common Stock by increasing the number of shares outstanding. If we or our existing stockholders sell additional shares of our Common Stock after this offering, the market price of our Common Stock could decline. The market price of our Common Stock could decline as a result of sales of a large number of shares of Common Stock in the market by the selling stockholders under this prospectus, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We may not be able to compete successfully in the information technology and services markets.

        The information technology products and related services markets are highly competitive and are served by numerous international, national and local firms. There can be no assurance that we will be able to compete effectively in these markets. Market participants include systems consulting and integration firms, including national accounting firms and related entities, the internal information systems groups of our prospective clients, professional services companies, hardware and application software vendors, and divisions of both large integrated technology companies and outsourcing companies. Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. In addition, there are relatively low barriers to entry into the information technology products and related services markets, and we have faced, and expect to continue to face, additional competition from new entrants into the information technology products and related services markets.

We may not be able to identify, acquire or integrate new businesses, which could adversely impact our business.

        A component of our business strategy is to expand our presence in new or existing markets by acquiring additional businesses. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. Acquisitions involve a number of special risks, including the diversion of management's attention, failure to retain key personnel, increased general and administrative expenses, client dissatisfaction or performance problems with an acquired firm, assumption of unknown liabilities, and other unanticipated events or circumstances. Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation and deferred compensation charges, and the recording and later amortization of amounts related to deferred compensation and certain purchased intangible assets, any of which items could negatively impact out results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our Common Stock to decline. Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves. Alternatively, we may issue equity or convertible debt securities in connection with an acquisition. Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

We depend on a small number of vendors to supply the information technology products that we sell and the loss of, or a material change in, our business relationship with a major supplier could adversely affect our business, financial condition and results of operation.

        Product sales depend on our ability to maintain reseller status with several major technology manufacturers including Hewlett Packard, Citrix, McAfee, Cisco and Novell. We are also highly dependant on distributors such as Ingram Micro, GE Access, and Tech Data for manufactured products. Although, we are currently an authorized reseller of various products, the loss of authorization could have an adverse material effect on our product sales and results of operations. Our vendor agreements are generally terminable on 30 to 90 days notice, or immediately upon the occurrence of certain events, and are subject to periodic renewal. We rely upon the manufacturers and distributors supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to fulfill orders on a timely basis, which, in turn could harm our business, financial position and operating results. Our ability to obtain particular products in the required quantities and to fulfill customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our third-party suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our third-party suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our third-party suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to our customers. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our customer orders on a timely basis, our business, financial position and operating results may be materially adversely affected.

Our success depends in large part upon the continued services of a number of significant employees, the loss of which could adversely affect our business, financial condition and results of operation.

        Our success depends in large part upon the continued services of our senior executives and other key employees, including certain sales, consulting and technical personnel. Although we have entered into employment agreements with certain Casper Zublin, our Chief Executive Officer and Robert Webber, our President and Chief Financial Officer, these employees and other significant employees who have not entered into employment agreements may terminate their employment at any time. The loss of the services of any significant employee could have a material adverse effect on our business. In addition, if one or more of our significant employees resigns to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations.

We depend on contracts with government agencies, which, if terminated or reduced, would have a material adverse effect on DynTek.

        A large percentage of our revenues are derived from sales to government agencies. Such government agencies may be subject to budget cuts or budgetary constraints or a reduction or discontinuation of funding. A significant reduction in funds available for government agencies to purchase professional services and related products would have a material adverse effect on our business, financial condition and results of operations.

Our revenue and operating results may fluctuate in the future

        Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

  •
  general economic conditions and weakness in information technology spending;

  •
  the loss or consolidation of one or more of our significant suppliers or customers;

  •
  market acceptance and product life of the products we distribute;

  •
  competitive conditions in our industry which may impact our margins; pricing, margin and other terms with our supplies; and

  •
  changes in our costs and operating expenses.

        Although we attempt to control our expense levels, these levels are based in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

We may face litigation in the ordinary course of business, which could result in substantial expenses.

        We are from time to time involved in litigation in the ordinary course of business. We may not be successful in defending these or other claims. Regardless of the outcome, litigation can result in substantial expenses and could divert the efforts of our management.

War and terrorist activities could adversely affect our business.

        The continued threat of terrorism within the United States and acts of war may cause significant disruption to commerce throughout the world. Our business and results of operations could be materially and adversely affected to the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending on information technology, or our inability to effectively market, manufacture or ship our products. We are unable to predict whether war and the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations or financial condition.

A volatile public market for our Common Stock may impair liquidity and/or return on investment.

        Any market price for shares of our Common Stock is likely to be very volatile, and numerous factors beyond our control may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. The price for our Common Stock and the volume of shares traded fluctuate. Consequently, persons who invest in our Common Stock may not be able to use their shares as collateral for loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, holders may not be able to resell their shares, or may not be able to sell their shares at or above the price they paid for them. Moreover, our Common Stock is currently traded on the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, broker-dealers may be less willing or able to sell and/or make a market in our Common Stock. Additionally, an investor may find it more difficult to dispose of, or to obtain accurate quotations for the price of, our Common Stock.

Additional Risks Relating to the Rights Offering

The issuance by us of up to approximately 162 million shares in this offering at a current discount to the current market price of our Common Stock likely will cause the market price of our Common Stock to decline, which could adversely affect your ability to sell your shares of Common Stock.

        Our Common Stock is quoted on the Nasdaq OTC Bulletin Board. The closing price of our Common Stock on October 31, 2005, the trading day immediately preceding the announcement of the rights offering, was $0.175 per share. The subscription price in the rights offering equals $0.10, which represents a 43% discount to that closing price, and the approximately 162 million shares that we are offering through this prospectus are equal to 200% of our outstanding shares of our Common Stock as of November 18, 2005. This discount, along with the number of shares we propose to issue and ultimately will issue if the rights offering is completed, may result in an immediate decrease in the market value of the Common Stock.

        After the record date for the rights offering, the market price of our Common Stock will likely decline because shares acquired after that date will trade without the subscription rights, and after the completion of this offering, the market price of our Common Stock will likely decline in response to the introduction into a thinly traded public market for our Common Stock of a substantial number of additional shares that are being issued by us at a discount to the current market price of our stock and the shares issuable from the exercise of the standby commitment fee warrants, the bridge warrants and the other convertible securities, options or warrants currently held by the selling stockholders. This decrease may continue after the completion of the rights offering.

As a holder of Common Stock, you may suffer significant dilution of your percentage ownership of our Common Stock.

        If you do not exercise your subscription rights and shares are purchased by other stockholders or the standby purchasers, your proportionate voting and ownership interest will be reduced and the percentage that your original shares represent of our expanded equity after exercise of the subscription rights will be diluted. The magnitude of the reduction of your percentage ownership will depend upon the extent to which you subscribe in the rights offering. In addition, we may be required to issue approximately 69,978,364 shares of Common Stock pursuant to securities exercisable or convertible into shares of Common Stock based upon such securities' current conversion and exercise prices after taking into account antidilution adjustments resulting from the rights offering. In addition, we will be required to issue to the standby purchasers standby commitment fee warrants to purchase an aggregate number of shares of our Common Stock equal to 10% of the total number of shares of Common Stock outstanding on a fully-diluted basis following consummation of the rights offering, or 31,347,227 shares assuming the rights offering is fully subscribed. Certain of these securities have anti-dilution or other provisions of adjustment to the exercise price or number of shares which may be triggered if we issue capital stock at prices below the applicable exercise or conversion prices of such securities in the future. Any such issuances may further dilute your ownership percentage.

The rights offering may result in a change in control of DynTek and may prevent you and our other current stockholders from influencing significant corporate decisions.

        If no stockholders other than SACC Partners LP and Lloyd Miller, the standby purchasers, exercise their subscription rights, the standby purchasers will purchase 150 million shares in the offering. In that case, the standby purchasers' ownership interest would be approximately 65%, and the aggregate ownership interest of the remaining stockholders would decrease to approximately 35%. Even if some stockholders other than the standby purchasers exercise their subscription rights, the standby purchasers still may be able to purchase enough shares to increase their collective voting power to control the election of our board of directors and to control approval of other matters presented for consideration by our stockholders, which could include mergers, acquisitions, amendments to our charter and various corporate governance actions. The standby purchasers may have interests different than yours. For example, they may delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders, or pursue strategies that are different from the wishes of other investors. The significant concentration of stock ownership may adversely affect the trading price of our Common Stock due to investors' perception that conflicts of interest may exist or arise. See "Security Ownership of Certain Beneficial Owners and Management" and "Selling Stockholders" for details on our capital stock ownership.

The subscription rights are not transferable and there is no market for the subscription rights.

        You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our Common Stock to realize any value.

If you exercise your subscription rights, you may be unable to sell any shares you purchase at a profit.

        The public trading market price of our Common Stock may decline after you elect to exercise your subscription rights. If that occurs, you will have committed to buy shares of Common Stock at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of subscription rights you will be able to sell your shares of Common Stock at a price equal to or greater than the subscription price.

You may incur an immediate decrease in net book value per common share.

        If you do not exercise your subscription rights to purchase shares of our Common Stock, you will incur immediate and likely substantial dilution between the net book value per share of common stock after the offering and the subscription price. On a pro forma basis, at the $0.10 per share subscription price, after taking into account the effect of the rights offering and the standby commitments (but prior to any use of the proceeds) our net book value and net book value per shares as of September 30, 2005 would be as follows:

	Historical as Reported	Pro Forma Assuming Rights Offering at Subscription Price
Net book value of DynTek (in thousands)	$11,969	$27,669	(1)
Number of shares of common stock outstanding	81,164,636	243,493,908	(2)
Net book value per common share	$0.15	$0.11
Decrease in net book value per common share		$0.04

(1)
Pro forma book value calculations assume $16.2 million gross offering proceeds and $500,000 in offering expenses. Book value amounts could increase if cash proceeds are used to repurchase debt at a discount from face value.

(2)
Pro forma common stock outstanding includes 162,329,272 shares issuable in the rights offering and the shares of common stock issuable upon the exercise of the standby commitment fee warrants.

The United States federal income tax consequences of this offering to you are uncertain.

        In general, holders of Common Stock may recognize income for federal income tax purposes in connection with the receipt of subscription rights in the rights offering. We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding any tax consequences of the rights offering or the related share issuances under foreign, federal, state or local tax laws, therefore we urge you to consult your own tax advisor with respect to the particular tax consequences of the rights offering or the related share issuances to you.

To exercise your subscription rights, you need to act promptly and follow subscription instructions.

        If you desire to purchase shares in this rights offering, you must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., Eastern Standard Time,                        , 2006, the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. If your exercise is rejected, your payment of the exercise price will be promptly returned. Neither we nor our subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures and to decide all questions as to the validity, form and eligibility (including times of receipt and beneficial ownership). Alternative, conditional or contingent subscriptions will not be accepted. We reserve the absolute right to reject any subscriptions not properly submitted. In addition, we may reject any subscription if the acceptance of the subscription would be unlawful. We also may waive any irregularities (or conditions) in the subscription. If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than 5:00 p.m., Eastern Standard Time, on the expiration date. We are not obligated to give you notification of defects in your subscription. We will not consider an exercise to be made until all defects have been cured or waived.

Once you have exercised subscription rights, you may not revoke or change your decision, but we may elect to terminate the rights offering at any time.

        Once you exercise your subscription rights by submitting your subscription forms and payment, you may not revoke the exercise. Therefore, even if circumstances arise after you have subscribed in the offering that eliminate your interest in investing in our Common Stock, including if you learn information about us that you consider to be unfavorable and even if the public trading market price of our Common Stock declines before the subscription rights expire, you will be required to purchase the Common Stock for which you subscribed.

        Nevertheless, we may terminate the rights offering at any time in our sole and absolute discretion and for any reason or no reason. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the rights, except to return, without interest, any subscription payment you may have submitted.

The subscription price is not a reflection of our value.

        The subscription price of $0.10 per share was determined by our board of directors. The per share price represents a 43% discount to the closing price of our Common Stock on October 31, 2005, the trading day immediately preceding the announcement of the rights offering. Our board of directors set the $0.10 per share subscription price after considering a variety of factors discussed under "Determination of Subscription Price." The price, however, does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, earnings or financial condition or any other established criteria for value. Our Common Stock may trade at prices below the subscription price after the completion of this offering, and we cannot assure you that you will be able to sell shares purchased during this offering at a price equal to or greater than the $0.10 per share subscription price.

Payments by personal check must clear prior to the expiration date of the rights offering in order for the related subscription to be accepted.

        Any personal check used to pay the subscription price in the rights offering must clear prior to the expiration date, and the clearing process may require several business days. You may eliminate this risk by paying the subscription price by wire transfer, certified or cashier's check drawn on a U.S. bank or U.S. postal money order.

You will not receive interest on subscription funds you deposit with the subscription agent, including any funds ultimately returned to you.

        You will not earn any interest on your subscription funds while they are being held by the subscription agent pending the closing of this offering. In addition, if we cancel the rights offering or if you exercise your oversubscription privilege and are not allocated all the Common Stock for which you oversubscribed neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interests, any subscription payments to you.

USE OF PROCEEDS

        We are distributing at no charge to the holders of our Common Stock non-transferable subscription rights to purchase up to an aggregate of 162,329,272 shares of our Common Stock at a cash exercise price of $0.10 per share. Assuming that all of our stockholders fully participate in the rights offering, we estimate that the net proceeds from this sale of Common Stock in the rights offering will be approximately $15.7 million, or $0.0967 per share after deducting estimated offering expenses payable by us.

        If fewer than all of the shares of Common Stock are subscribed for in the rights offering, we intend to sell such number of shares of our Common Stock to the standby purchasers to ensure that we receive net proceeds of at least $14.5 million or $0.0967 per share.

        We intend to use approximately $6,800,000 of the net proceeds of the rights offering to redeem the secured convertible term note held by Laurus Master Fund, Ltd. in full, including accrued and unpaid interest thereon. We also intend to use $2,500,000 of the proceeds of this offering to repay the promissory notes issued to the standby purchasers in a private bridge financing which closed on October 26, 2005, the proceeds of which bridge financing previously were used to repay acquisition debt and provide working capital. We intend to use the remaining approximately $5,200,000 of the net proceeds from this offering for working capital, acquisitions, and general corporate purposes.

        We intend to invest any cash received from the rights offering in short term interest bearing accounts such as money market funds and bank accounts.

        We will not receive any proceeds from the sale of shares by the selling stockholders.

PRICE RANGE OF OUTSTANDING COMMON STOCK, DIVIDEND POLICY AND RELATED STOCKHOLDER MATTERS

Market Information

        Our Common Stock traded on The Nasdaq Small Cap Market under the symbol "DYTK" from December 18, 1992 through the time of its voluntary delisting by us from that market on December 16, 2004. Since December 16, 2004, our Common Stock has traded over-the-counter on the OTC Bulletin Board under the symbol "DYTK.OB."

Holders

        As of November 18, 2005, there were approximately 221 holders of record of our Common Stock. We estimate that there are approximately 7,200 stockholders of our Common Stock held in street name.

Price Range

        The following table presents, for the periods indicated, the high and low closing sale price of our Common Stock as reported by the Nasdaq Small Cap Market through December 16, 2004 and the high and low last sale price of our Common Stock as reported by the OTC Bulletin Board for periods since December 16, 2004.

	High	Low
Fiscal year ended June 30, 2006:
Second Quarter (through November 23, 2005)	$0.26	$0.12
First Quarter	$0.31	$0.23
Fiscal year ended June 30, 2005:
Fourth Quarter	$0.49	$0.29
Third Quarter	$0.61	$0.49
Second Quarter	$0.76	$0.52
First Quarter	$0.80	$0.60
Fiscal year ended June 30, 2004:
Fourth Quarter	$1.84	$0.64
Third Quarter	$0.93	$0.72
Second Quarter	$1.06	$0.71
First Quarter	$1.20	$0.79

Dividends

        We have never paid or declared any cash dividends on our Common Stock and do not anticipate paying cash dividends in the foreseeable future but rather intend to retain future earnings, if any, for reinvestment in our future business. Any future determination to pay cash dividends will be in compliance with our contractual obligations and otherwise at the discretion of the board of directors and based upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

Securities Authorized For Issuance under Equity Compensation Plans

        Our stockholders have previously approved all stock option plans under which our Common Stock is reserved for issuance. The following table provides summary information as of June 30, 2005, for all of our stock option and stock purchase plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under our equity compensation plans (excluding securities reflected in column 1)
Equity compensation plans approved by Securityholders(1)	4,092,392	$0.55	5,436,750
Equity compensation plans not approved by Securityholders	—	—	—
Total	4,092,392	$0.55	5,436,750

(1)
Options to purchase 660,000 shares of Common Stock held by Mr. Webber and options to purchase 80,000 shares of Common Stock held by Mr. Zublin were cancelled on September 30, 2005. The cancellation of such options would reduce the number of securities to be issued upon exercise of outstanding options and increase the number of securities available by 740,000 shares.

DETERMINATION OF SUBSCRIPTION PRICE FOR RIGHTS OFFERING

        Our board of directors set all of the terms and conditions of the rights offering, including the $0.10 per share subscription price. The board of directors makes no recommendation to you about whether you should exercise any of your subscription rights. The board of directors considered the following factors in establishing the subscription price:

  •
  our need for capital and strategic alternatives for capital raising;

  •
  the historical and then current market price of our Common Stock;

  •
  the pricing of similar transactions;

  •
  the amount of proceeds desired;

  •
  how to incentivize participation in the rights offering;

  •
  our negotiations with the standby purchasers;

  •
  our business prospects;

  •
  the liquidity of our Common Stock;

  •
  the level of risk to our investors;

  •
  our recent and anticipated operating results; and

  •
  general conditions in the securities markets.

        We determined the 43% discount to the market price after taking into account the preceding factors. The $0.10 per share subscription price, however, does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, the future market value of our Common Stock, or any other established criteria for value. We cannot assure you that you will be able to sell shares purchased during this offering at a price equal to or greater than the $0.10 per share subscription price. On October 31, 2005, the trading day immediately preceding the announcement of the rights offering, the price of a share of our Common Stock on the OTC Bulletin Board was $0.175. No change will be made to the trading day immediately preceding the announcement of the rights offering subscription price by reason of changes in the trading price of our Common Stock prior to the closing of the rights offering.

        We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the offering. You should not consider the subscription price as an indication of the value of DynTek or our Common Stock. Please see "Risk Factors" beginning on page 16.

CAPITALIZATION

        The following table shows our capitalization as of September 30, 2005:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect the increase in the number of authorized shares of Common Stock from 150 million shares to 450 million shares, the issuance of 162 million shares of Common Stock by us in this rights offering at a price of $0.10 per share, after deducting estimated offering expenses and the receipt of the net cash proceeds of approximately $15.7 million.

        The capitalization information set forth in the table below is qualified by the more detailed financial statements and notes thereto appearing elsewhere in this prospectus and should be read in conjunction with the financial statements and notes.

	Historical as Reported	Pro Forma for Rights Offering
	(in thousands, except share data)
Cash and cash equivalents	$1,721	$17,421
Capital lease obligations and notes payable, current portion
Stockholders' equity (deficit):
Common stock, $0.0001 par value, 150 million shares authorized, 81 million shares issued and outstanding at September 30, 2005, actual; and 450 million shares authorized, 243 million shares issued and outstanding at September 30, 2005, pro forma	5	5
Additional paid-in capital	111,292	127,524
Warrants
Deferred stock-based compensation
Accumulated deficit	(99,328)	(99,328)

Total stockholders' equity	11,969	28,196

Total capitalization	$19,775	$36,002

        The table above excludes the following:

  •
  4,059,892 shares of Common Stock issuable upon exercise of outstanding options as of September 30, 2005 at a weighted average exercise price of $0.55 per share;

  •
  30,404,250 shares of Common Stock authorized and reserved for future grant under our stock option plans, assuming the number of authorized shares under our 2005 option plan is increased to 30,000,000;

  •
  15,928,809 shares of Common Stock issuable upon the conversion of outstanding convertible debt as of September 30, 2005, which convertible debt has been amended such that 28,980,000 additional shares of Common Stock were issuable as of November 18, 2005, after giving effect to antidilution adjustments resulting from the rights offering;

  •
  10,932,923 shares of Common Stock issuable upon conversion of outstanding convertible debt as of September 30, 2005;

  •
  26,005,549 shares of Common Stock issuable upon exercise of outstanding warrants as of September 30, 2005 at a weighted average exercise price of approximately $0.65 per share, certain of which warrants have been amended such that 785,078 shares of Common Stock were issuable upon the exercise of outstanding warrants as of November 18, 2005 at a weighted exercise price of $0.22 per share;

  •
  31,347,227 shares of Common Stock issuable upon the exercise of warrants that we expect to issue to the standby purchasers at an exercise price of $0.10 per share; and

  •
  expenses associated with the rights offering, which are currently estimated to be approximately $500,000.

SELECTED HISTORICAL FINANCIAL DATA

        The following selected historical financial information should be read in conjunction with our historical financial statements and the related notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this registration statement. The information as of June 30, 2002 and 2001 and for the years ended June 30, 2002 and 2001 has been derived from our audited financial statements, which are not included herein but which have previously been filed with the SEC. The information as of June 30, 2005, 2004 and 2003 and for the years ended June 30, 2005, 2004 and 2003 has been derived from our audited financial statements provided elsewhere in this registration statement and should be read in conjunction therewith. The information as of September 30, 2005 and for the quarters ended September 30, 2005 and 2004 has been derived from our unaudited financial statements provided elsewhere in this prospectus and should be read in conjunction therewith. Historical results are not necessarily indicative of the results to be obtained in the future.

	Three months ended September 30,		Year ended June 30,
	2005	2004	2005	2004	2003	2002	2001
	(unaudited)		(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Operating revenues	$23,435	$14,783	$76,559	$49,947	$52,647	$60,077	$44,910
Loss from continuing operations	(1,898)	(1,588)	(24,437)	(18,935)	(4,203)	(12,379)	(10,822)
Gain (loss) from discontinued operations	216	1,635	1,846	(64)	(9,566)	(7,034)	59
Loss from continuing operations—per share	(.02)	(.03)	(.38)	(.40)	(.12)	(.43)	(.63)
Gain (loss) from discontinued operations—per share	—	..03	..03	—	(.26)	(.24)	—
	As of September 30,	As of June 30,
	2005	2005	2004	2003	2002	2001
	(unaudited)	(in thousands)
Consolidated Balance Sheet Data:
Total assets	$48,695	$47,336	$45,649	$53,127	$80,519	$33,997
Long-term debt	8,448	7,603	3,596	5,317	1,079	—

        Note that results for the year ended June 30, 2005 include 11 months of results from Redrock Communications and 9 months of results from ITI, which acquisitions were completed in that fiscal year. Results from the year ended June 30, 2002 include the effect of discontinued operations.

2005 BRIDGE FINANCING

        On October 26, 2005, DynTek entered into a Note Purchase Agreement with SACC Partners, LP and Lloyd Miller, whereby it obtained an aggregate loan of $2.5 million pursuant to two Secured Promissory Notes each in the original principal amount of $1.25 million. The Notes bear interest at a rate of 12% per annum until March 1, 2006, 14% per annum from March 1, 2006 until April 1, 2006, 16% per annum from April 1, 2006 until May 1, 2006, 18% per annum from May 1, 2006 until June 1, 2006, and 20% per annum from June 1, 2006 until they are due and payable on December 31, 2006. Payment of all principal and interest under the Notes, as well as performance of the obligations of DynTek and DynTek Services, Inc., our wholly-owned subsidiary, are secured by a perfected security interest under a Security and Pledge Agreement entered into on October 26, 2005, between the holders of the Notes and DynTek. The Security and Pledge Agreement grants the holders a lien to substantially all assets of DynTek, which lien is subordinated to the perfected security interests held by our existing holders of secured debt. DynTek entered into these loans to repay acquisition debt and to provide a source of financing prior to the closing of the rights offering.

        In connection with the issuance of the Notes, DynTek issued warrants to purchase shares of its common stock. These warrants, referred to herein as Bridge Warrants, are exercisable for an aggregate one million shares of Common Stock at an exercise price equal to the greater of $0.10 per share or the price per share at which Common Stock is sold in any rights offering to record holders of its Common Stock. The Bridge Warrants expire on October 26, 2015.

        Under the terms of the Note Purchase Agreement, DynTek is required to redeem the Notes with principal and accrued interest upon the earlier of (i) December 31, 2006, the stated maturity date of the Notes, (ii) an event of default or (iii) the closing of a rights offering to record holders of DynTek's Common Stock in an aggregate amount of $15 million or more.

        DynTek paid a commitment fee equal to $125,000, which amount was evenly split between the purchasers of the Notes, and DynTek also paid approximately $24,000 as reimbursement for those purchasers' legal and due diligence fees and expenses.

THE RIGHTS OFFERING

        The following section describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a holder of our Common Stock on the record date. If you hold your shares in a brokerage account or through a dealer or other nominee, please see "—Instructions to record holders holding for beneficial owners" on page 39.

        Before deciding whether to exercise your rights, you should read this prospectus carefully, including the information set forth under "Risk Factors," beginning on page 16.

Description of the rights

        We are distributing non-transferable rights to stockholders who owned shares of our Common Stock on                 , 2005, the record date, at no cost to the stockholders.

  Basic subscription rights

        Your basic subscription right is a non-transferable right that entitles you to purchase two shares of Common Stock for every share of our Common Stock, or Common Stock equivalent, that you held on the record date. There is no minimum investment requirement.

  Oversubscription rights

        We expect that some of our stockholders will not exercise all of their basic subscription rights. By extending oversubscription rights to our stockholders, we are providing stockholders that exercise all of their basic subscription rights with the opportunity to purchase those shares of Common Stock that are not purchased by other stockholders through the exercise of their basic subscription rights. The oversubscription right entitles you to subscribe for one share, in addition to the two shares purchasable pursuant to your basic subscription right, at the same subscription price of $0.10 per share that applies to your basic subscription right. If the number of shares requested by all holders exercising their basic and their oversubscription right is less than the total number of shares available, then each person exercising the oversubscription right will receive the total number of shares requested up to the limit on each person's oversubscription right. If there are not enough shares to satisfy all subscriptions made under the oversubscription right, we will allocate the available shares pro-rata, after eliminating all fractional rights, among the oversubscribing rights holders. "Pro-rata" means in proportion to the number of shares of Common Stock that you and the holders of subscription rights have purchased by exercising your basic subscription right. If there is a pro-rata allocation, then we will allocate to you only the number of shares for which you subscribed or which is the maximum number of shares to which you are entitled pursuant to the oversubscription right. We will allocate the remaining shares among all other holders exercising their oversubscription right. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the rights offering.

        If you wish to exercise your rights, you must do so before 5:00 p.m. Eastern Standard Time on the expiration date,                , 2006. After that date, all rights will expire and will no longer be exercisable, provided that we may, in our discretion and with the consent of the standby purchasers, extend the subscription period prior to the expiration date.

        You will receive certificates representing the shares of Common Stock that you purchase pursuant to the exercise of your rights as soon as practicable after the expiration date. Stockholders who exercise subscription rights prior to the expiration date will not receive any certificates until after the expiration date. Replacement of lost or stolen certificates will require that the stockholder whose certificate was lost or stolen post a bond to indemnify DynTek for any liability associated with the loss or theft. Typically, this will require the stockholder to pay an amount equal to a percentage of the value of the shares represented by the lost certificate. We suggest that stockholders store their certificates in a secure location.

Terms and limitations of subscription rights

        Your subscription rights are calculated to equal the number of shares that will allow you to maintain, based on the number of shares of Common Stock you held on the record date, the approximate percentage ownership in DynTek that such number of shares represented immediately prior to this offering. In addition to your basic subscription right, you also may subscribe for additional shares, upon delivery of the required documents and payment of the subscription price, before the expiration of this rights offering. If you wish to exercise your oversubscription rights, you must pay in full for (1) the number of shares of Common Stock you wish to purchase with your basic subscription right, up to the maximum of two shares for each share of our Common Stock that you own on the record date and (2) the number of shares of Common Stock you wish to purchase with your oversubscription right, up to the maximum of one share for each share of our Common Stock that you own on the record date and subject to the cutback provisions noted above in "Description of the rights."

        You may exercise your oversubscription right only if you exercise your basic subscription right in full. To determine if you have fully exercised your basic subscription right, we will consider only the basic subscription right held by you in the same capacity. For example, suppose that you were granted subscription rights for shares of our Common Stock that you own individually and shares of our Common Stock that you own collectively with your spouse. If you wish to exercise your oversubscription right with respect to the subscription rights you own individually, but not with respect to the subscription rights your own collectively with your spouse, you only need to exercise fully your basic subscription right with respect to these subscription rights that your own individually, and you do not have to subscribe for any shares of Common Stock under the basic subscription right owned collectively with your spouse to exercise your individual oversubscription right. When you complete the portion of your subscription rights certificate to exercise your oversubscription right, you will be representing and certifying that you have fully exercised your subscription right as to shares of our Common Stock that you hold in that capacity. You must exercise your oversubscription right at the same time you exercise your basic subscription right in full.

        If you exercise your oversubscription right and are allocated less than all of the shares of Common Stock for which you wish to subscribe, your excess payment for shares of Common Stock that are not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date of this rights offering. We will deliver certificates representing shares of Common Stock purchased with the basic and the oversubscription right as soon as practical after this rights offering has expired and after all pro rata allocations and adjustments have been completed.

        We expect that most shares of Common Stock not subscribed for in the rights offering will be purchased by SACC Partners, LP and Lloyd Miller, the standby purchasers, on the terms described below.

        We will not issue fractional rights or cash in lieu of fractional rights. You may request that the subscription agent divide your rights certificate if, for example, you are the record holder for a number of beneficial owners. The subscription agent will not divide your rights certificates in a manner that would result in fractional rights, however.

Subscription price of the Common Stock

        The purchase price for each share of Common Stock will be $0.10 per share. For more information with respect to how the subscription price was determined, see "Determination of Subscription Price" on page 26.

Reasons for the rights offering

        We are conducting the rights offering for two principal reasons:

  •
  to raise additional capital for our business; and

  •
  to allow our stockholders to maintain their approximate percentage ownership in DynTek.

        The maximum gross proceeds to us from the rights offering, assuming all rights are exercised and before expenses, will be approximately $16.2 million. If none of the rights are exercised, we will not receive any proceeds although we will have incurred substantial expense in conducting the rights offering. However, we believe we will be able to generate $15 million through the standby commitments.

        After weighing the factors discussed above and our desire to generate at least $15 million in additional capital for us, a portion of which will be used to reduce our debt without our incurring additional debt, we believe that the rights offering is our best alternative for capital raising and is in the best interests of DynTek and its stockholders. As described in "Use of Proceeds," the proceeds of the rights offering are intended to be used to redeem the Laurus Note and the Bridge Notes and to provide additional working capital for our business.

        We believe that the rights offering will strengthen our financial condition through generating additional cash, reducing our indebtedness and increasing our stockholders' equity. See "Use of Proceeds" and "Capitalization." However, our board of directors is not making any recommendation as to whether you should exercise your subscription rights.

Standby commitments of the standby purchasers

        Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to enter into a standby purchase agreement with the standby purchasers that will define our rights and obligations, and the rights and obligations of the standby purchasers, with respect to the standby commitments. The following description of the standby purchase agreement does not purport to be complete or final. We intend to file a copy of the standby purchase agreement as an exhibit to the registration statement of which this prospectus forms a part as soon as practical. We urge you to carefully read that entire agreement.

        As of November 18, 2005, SACC Partners LP and Lloyd Miller, the expected standby purchasers, collectively beneficially owned 12,742,376 shares of our Common Stock, which comprised approximately 15% of our outstanding Common Stock.

        We expect that the standby purchase agreement will obligate us to sell, and requires each standby purchaser to subscribe for and purchase from us, a proportionate number of shares of our Common Stock equal to the Shortfall, as defined below, divided by the $0.10 subscription price per share paid by holders exercising rights in the rights offering. The "Shortfall" is the amount by which $15 million exceeds the aggregate subscription price to be paid by our stockholders who subscribe for and purchase shares of our Common Stock in the rights offering including pursuant to their oversubscription rights. The price per share to be paid by the standby purchasers for our Common Stock pursuant to the standby purchase agreement will be the same as the rights offering subscription price. The issuance and sale of Common Stock to the standby purchasers pursuant to the standby purchase agreement is being registered on the registration statement of which this prospectus is a part.

        We expect that the obligation of either of the standby purchasers to fulfill the standby commitments will be subject to the following conditions:

  •
  the amendment to our certificate of incorporation to increase the authorized number of shares of our Common Stock from 150 million to 450 million will have been approved by our stockholders at our annual stockholder meeting on December 13, 2005;

  •
  no preliminary or permanent injunction or other order by any governmental authority which prevents the consummation of the rights offering or the standby commitments shall have been issued and remain in effect;

  •
  no statute, rule, regulation or other law shall have been enacted by any governmental authority which would prevent or make illegal the consummation of the rights offering or the standby commitments;

  •
  any consents, filings and approvals that are necessary for the consummation of the rights offering or the standby commitments shall have been made or obtained except where:

  •
  our failure to make or obtain such consents, filings and approvals would not have a material adverse effect on our ability to perform our obligations under the standby purchase agreement; or

  •
  any standby purchaser's failure to obtain such consents, filings and approvals would not have a material adverse effect on such standby purchaser's ability to perform its obligations under the standby purchase agreement.

  •
  the rights offering shall have been consummated;

  •
  we shall have provided a certificate to the standby purchasers, certifying, among other things, that:

  •
  our representations and warranties set forth in the standby purchase agreement (disregarding any materiality qualifiers therein) are true and correct on the closing date of the standby commitments as though made on and as of such date (or in the case of representations and warranties made as of a specified date earlier than the closing date, are true and correct on and as of such earlier date (disregarding any materiality qualifiers therein)), except for any such failures to be true and correct which, individually or in the aggregate, have not had and are not reasonably likely to result in a material adverse effect, which is defined as any change, event, circumstance or development that is materially adverse to the operations, business, condition (financial or otherwise) or results of operations of us and our subsidiaries, taken as a whole, or any event that would reasonably be expected to prevent the consummation of the rights offering or the standby commitments except for any such changes or effects resulting directly or indirectly from

  •
  the consummation of the transactions contemplated by or pursuant to, the standby purchase agreement or the rights offering;

  •
  changes in generally accepted accounting principles;

  •
  changes that are the result of factors generally affecting the information technology services industry that do not have a materially disproportionate effect on us and our subsidiaries, taken as a whole, relative to other similarly situated participants in the information technology services industry;

  •
  changes that are the result of economic factors affecting the national economy, except to the extent that such changes have a materially disproportionate effect on us and our subsidiaries, taken as a whole, relative to other similarly situated participants in the industries or markets in which they operate; or

      •
      a decline in the price of our Common Stock on the OTC Bulletin Board (although the facts and circumstances giving rise to such a decline may be deemed to constitute and shall be taken into account in determining whether there has been a material adverse effect);

    •
    we have performed and complied in all material respects with the covenants and agreements contained in the standby purchase agreement which are required to be performed and complied with by us on or prior to the closing date of the standby commitments;

    •
    we shall have reasonably demonstrated that, following the consummation of the rights offering and the purchase of the shares of our Common Stock by the standby purchasers pursuant to the standby purchase agreement, together with other sources of payment available to us, we will have sufficient funds to repay the Laurus Note and the Bridge Notes;

    •
    from the date of the standby purchase agreement through the closing of the standby commitments, there shall not have occurred, and be continuing, a suspension of the trading of our Common Stock by the Securities and Exchange Commission or by the OTC Bulletin Board;

  •
  we must deliver the certificates for the shares purchased by the standby purchasers;

  •
  we shall have delivered certain customary documents to the standby purchasers at closing, including an opinion of counsel relating to the issuance of the shares under the standby commitments; and

  •
  we shall have obtained approval for listing the shares to be purchased by the standby purchasers pursuant to the standby commitments the shares underlying the warrants to be issued to the standby purchasers and the Bridge Warrants on the OTC Bulletin Board, subject to issuance.

        Upon the closing of the transactions contemplated by the standby purchase agreement, as compensation for the standby commitments, we expect to issue to the standby purchasers warrants to purchase an aggregate number of shares of our Common Stock equal to 10% of the total number of shares of Common Stock outstanding on a fully diluted basis following consummation of the rights offering and the standby commitments.

        In connection with the contemplated standby purchase, we are registering the resale of the following securities on the registration statement used to register the rights and the Common Stock issuable pursuant to the rights:

  •
  the shares of our Common Stock issuable upon the exercise of the Bridge Warrants; and

  •
  any other shares of our Common Stock owned by the standby purchasers as of the date of the registration statement used to register the rights and the Common Stock issuable pursuant to the rights.

        As a result, once the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission, such shares would be eligible for resale in the public market without restriction to the extent not already eligible for resale.

Standby Purchasers Warrants

        We expect to issue to the standby purchasers warrants to purchase an aggregate number of shares of our Common Stock equal to 10% of the total number of shares of Common Stock outstanding on a fully diluted basis following consummation of the rights offering and the standby purchase. The form of warrant in respect of the warrants to be issued to the standby purchasers has been filed as an exhibit to the registration statement of which this prospectus forms a part. This description of the warrants is only a summary of the terms of the warrants to be issued to the standby purchasers. For a complete description of the terms and conditions of the warrants see the form of warrant filed as an exhibit to this registration statement.

        Assuming the rights offering is fully subscribed, the standby purchasers warrants will give the holders of such warrants the right to purchase up to 31,347,227 shares of our Common Stock, in the aggregate, at an exercise price equal the per share subscription price for shares of our Common Stock under the rights offering, or $0.10 per share. The warrants will be exercisable over a term of 10 years.

        We have authorized and reserved for issuance, and will at all times reserve and keep available out of our authorized but unissued Common Stock (or out of shares of Common Stock held in our treasury) solely for the purpose of issuance upon the exercise of the standby purchasers warrants, the maximum number of shares issuable upon the exercise of the warrants. All shares of Common Stock that may be issued upon the exercise of the rights represented by the standby purchasers warrants will, upon issuance, be validly issued, fully paid and nonassessable, and free from all taxes, liens, preemptive rights and charges with respect to the issue thereof.

        The exercise price is subject to adjustment from time to time if, at any time during the term of the warrants, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split up of shares of Common Stock or is decreased by a stock combination of the outstanding shares of Common Stock, in each case, in proportion to such increase or decrease in outstanding shares. Similarly, the number of shares of Common Stock that a holder of standby purchasers warrants is entitled to purchase will be adjusted to the number of shares obtained by multiplying the exercise price immediately prior to such adjustment by the number of shares purchasable pursuant to the warrants immediately prior to such adjustment, and dividing the product thereof by the exercise price resulting from such adjustment.

        Subsequent to issuance of the standby purchasers warrants, if we sell or issue shares of Common Stock, subject to certain exceptions, for a consideration per share less than the then applicable exercise price, then, upon such sale or issuance, the exercise price under the standby purchasers warrants shall be adjusted so that the exercise price shall equal the price determined by dividing the aggregate amount of consideration, if any, received, or to be received, by us upon such issuance or sale by the number of shares sold, issued or issuable.

        In case of any change in the Common Stock through merger, consolidation, reclassification, reorganization, partial or complete liquidation, purchase of substantially all of our assets, or other change in our capital structure, then, as a condition of such change, lawful and adequate provision will be made so that the holder of the standby purchasers warrants will have the right thereafter to receive upon the exercise of the warrants the kind and amount of shares of stock or other securities or property to which the holder would have been entitled if, immediately prior to such event, the holder had held the number of shares of Common Stock obtainable upon the exercise of the standby purchasers warrant.

        The standby purchasers warrants will not entitle the holders to any of the rights of a stockholder of the company, including without limitation any preemption rights, voting rights or rights to dividends, except upon exercise in accordance with the terms of the warrants.

Basic subscription amount necessary to avoid dilution in ownership percentage

        If you wish to be certain to maintain your approximate ownership percentage in DynTek as in effect immediately prior to the rights offering, you should exercise your basic and oversubscription rights in full.

No board recommendation to stockholders

        Our board of directors does not recommend to you whether you should exercise any or all of your rights. Our board of directors has only determined that it is appropriate to offer you the opportunity to invest in the Common Stock. It has not determined that an investment is appropriate for any stockholder.

Expiration of the rights offering; extensions and amendments

        You must exercise your subscription rights before 5:00 p.m. Eastern Standard Time on                , 2006, the expiration date for the rights offering. We may, in our discretion, and with the consent of our standby purchasers, extend the termination of the rights offering by giving oral or written notice to the subscription agent on or before the scheduled expiration date. If we elect to extend the expiration of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m. Eastern Standard Time on the next business day after the most recently announced expiration date.

        If we amend or modify the terms of the rights offering in any way we consider significant, we will mail notice of the amendment to all stockholders or record as of the record date and extend the expiration date by at least five days. The extension of the expiration date will not, in and of itself, be treated as a significant amendment for these purposes.

        You are responsible to ensure that the subscription agent has received all required documents, properly completed, and the correct subscription amount (which in the case of payment by personal check, must have cleared) on or before the expiration date. If you have not exercised your subscription rights before the expiration date, your unexercised subscription rights will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives your documentation or payment after the rights offering expires, if the subscription agent has received your documentation but it was not properly completed, or if you have paid the subscription price with a personal check that did not clear prior to the expiration date.

        In order to exercise your rights, you must assure that the subscription agent actually receives, prior to expiration date, the properly executed and completed rights certificate, together with full payment in available funds of the subscription price.

Non-transferability of rights

        The subscription rights are non-transferable. Only the record stockholder may exercise them. Subject to the ability of a beneficial owner to divide his rights certificate as described above, you may not sell, give away, or otherwise transfer your rights to anyone.

Conditions to the rights offering

        The rights offering is conditioned on our obtaining stockholder approval of an increase in the number of authorized shares of our Common Stock from 150 million to 450 million at our annual meeting scheduled to be held on December 13, 2005. Currently, we do not have a sufficient number of shares of authorized Common Stock to permit full participation in the rights offering. We will not issue any shares of Common Stock in the rights offering unless this stockholder approval has been obtained. We expect the proposal to increase our authorized capital stock will be approved at the annual meeting.

        We may terminate this rights offering, in whole or in part, if at any time before completion of this rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to this rights offering that in the sole judgment of our board of directors would or might make this rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of this rights offering. We may choose to proceed with this rights offering even if these events occur. If we terminate this rights offering, in whole or in part, all affected subscription rights will expire without value and all subscription payments received by the subscription agent will be returned promptly, without interest or deduction.

Withdrawal or termination of the rights offering

        We may elect to unilaterally withdraw or terminate the rights offering at any time prior to consummation of the offering. In such event, we will not have any obligation with respect to subscription rights other than to return, without interest or deduction, any subscription payments we have received.

Method of subscription—exercise of subscription rights

        You may exercise your subscription rights by delivering (or causing to be delivered) the following to the subscription agent, on or prior to 5:00 p.m. Eastern Standard Time, on                , 2006:

  •
  your properly completed and executed rights certificate with any required signature guarantees or other supplemental documentation; and

  •
  your full subscription price payment for each share of Common Stock purchased.

Method of payment; receipt of payment

        Payment of the subscription price must be made in U.S. dollars for the full number of shares of Common Stock for which you are subscribing. Payment may be made by check or bank draft drawn on a U.S. bank; a postal, telegraphic, or express money order payable to the subscription agent; or wire transfer of immediately available funds to a subscription account maintained by the subscription agent at                        . All payments must be made in United States dollars.

        Payments will be deemed received by the subscription agent upon:

  •
  clearance of non-certified checks;

  •
  receipt by the subscription agent of a certified check or bank draft drawn upon a U.S. bank;

  •
  receipt of any postal, telegraphic, or express money order; or

  •
  receipt of collected funds in the subscription account maintained by the subscription agent.

Clearance of uncertified personal checks

        If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date of the rights offering to ensure that your payment is received by the subscription agent and clears prior to the expiration date. We urge you to consider using a certified or cashier's check, money order, or wire transfer of funds to ensure that you do not lose the opportunity to purchase Common Stock because of delays in the receipt or clearing of checks.

Delivery of subscription materials and payment

        You should deliver your rights certificate and payment of the subscription price to the subscription agent by mail or by hand to:

      American Stock Transfer & Trust Company
      59 Maiden Lane
      New York, New York 10038

        Your delivery to an address other than the address set forth above will not constitute valid delivery. For assistance, call the subscription agent at (      )       -            .

        If you use the mail to deliver your rights certificate and/or payment, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the subscription agent before the expiration of the rights offering, you may follow the guaranteed delivery procedures described below under "—Guaranteed delivery procedures."

Calculation of subscription rights exercised

        If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.

        If you have tendered payment of an amount in excess of the aggregate amount otherwise payable with respect to the number of shares of Common Stock you have elected to subscribe for on your rights certificate, you will only be deemed to have exercised your rights with respect to the number of shares indicated on your rights certificate. If we do not apply your full subscription price payment to your purchase of shares of our Common Stock, we will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering.

Funds held until shares issued; DynTek to retain interest

        The subscription agent will hold your subscription price payment in a segregated account with payments received from other rights holders until we issue your shares to you upon consummation of the rights offering.

        We will retain any interest on the payments held by the subscription agent before your shares have been issued to you or your payment is returned to you because your exercise of rights has not been satisfied for any reason.

Signature guarantee may be required

        Your signature on each rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

  •
  your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

  •
  you are an eligible institution.

        An "eligible institution" is a "financial institution" which would include most commercial banks, savings and loan associations, savings banks, or brokerages who participate in any of the following:

  •
  the Securities Transfer Agents Medallion Program;

  •
  the New York Stock Exchange, Inc. Medallion Signature Program; or

  •
  the Stock Exchanges Medallion Program.

Instructions to record holders holding for beneficial owners

        If you are a broker, a trustee or a depository for securities who held shares of our Common Stock for the account of others on            , 2005, the record date for the rights offering, you should notify the beneficial owners of the shares for whom you are the nominee and whose address is in the United States of the rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our Common Stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our Common Stock on the record date for the rights offering, provided that, you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification," which we will provide to you with your rights offering materials. If you did not receive this form, you should contact American Stock Transfer & Trust Company, our subscription agent at (      )       -            to request a copy.

        If you hold shares of our Common Stock as a nominee for beneficial owners whose address is outside the United States, see "—Non-U.S. Stockholders."

Instructions to beneficial owners

        If you are a beneficial owner of shares of our Common Stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this rights offering. If you wish to exercise your subscription rights, only your broker, custodian bank or other nominee can act for you. If you hold certificates of our Common Stock directly and would prefer to have your broker, custodian bank or other nominee exercise your subscription rights, you should contact your nominee and request it to effect the transaction for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owners Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate rights certificate, you should contact the nominee as soon as possible and request that a separate rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but believe that you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

        If you are outside the United States, see "—Non-U.S. Stockholders."

Completing your rights certificate

        You should read and follow the instructions accompanying the rights certificate carefully. If you want to exercise your rights, you should send your rights certificate with payment of the purchase price to the subscription agent. Do not send your rights certificate and purchase price payment to us.

        You are responsible for the method of delivery of your rights certificate and your purchase price payment. If you send your rights certificate and purchase price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time the rights offering expires. Because uncertified personal checks may take at least three (3) business days to clear after the subscription agent has received and deposited them, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier's check, money order or wire transfer of funds.

Determinations regarding the exercise of subscription rights

        We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of subscription rights, and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not be obligated to make uniform determinations in all cases. We will not receive or accept any subscription until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

        Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates, and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of subscription rights if our issuance of shares of our Common Stock to you could be deemed, in our sole discretion, unlawful under applicable law or is materially burdensome to us.

Guaranteed delivery procedures

        If you wish to exercise rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the subscription agent on or before the expiration of the rights offering, you may exercise your rights by the following guaranteed delivery procedures:

  •
  deliver to the subscription agent on or prior the expiration of the rights offering the purchase price payment for each share you elected to purchase under your subscription rights in the manner set forth above in "—Method of payment; receipt of payment;"

  •
  deliver to the subscription agent on or prior to the expiration of the rights offering the form entitled "Notice of Guaranteed Delivery," substantially in the form provided with the "Instructions as to Use of DynTek, Inc. Rights Certificates" distributed with your rights certificate; and

  •
  deliver the properly completed rights certificate evidencing your rights being exercised and, the related nominee holder certification, if applicable, to the subscription agent within three (3) business days following the date you submit your Notice of Guaranteed Delivery.

        Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to the Use of DynTek, Inc. Rights Certificates, which will be distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must include a guarantee from an eligible institution that you will deliver your rights certificate(s) to the subscription agent within three (3) business days following the date you submit the Notice of Guaranteed Delivery. A form of that guarantee is included with the Notice of Guaranteed Delivery.

        In your Notice of Guaranteed Delivery, you must state:

  •
  your name;

  •
  the number of rights represented by your rights certificates, the number of shares of our Common Stock you are purchasing under your subscription rights; and

  •
  that you will deliver to the subscription agent any rights certificates evidencing the rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

        You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificates at the address set forth under "—Delivery of subscription materials and payment." You may alternatively transmit your Notice of Guaranteed Delivery to the subscription agent by facsimile transmission at (      )       -            . To confirm facsimile deliveries, you may call (      )       -            (extension      ).

        The subscription agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. Banks and brokerage firms should call (      )       -            to request additional copies of the form of Notice of Guaranteed Delivery. All other persons should call toll-free (      )       -            .

Questions about exercising subscription rights

        If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this prospectus, or the Instructions as to the Use of DynTek Rights Certificates, you should contact the subscription agent, American Stock Transfer and Trust Company at (      )       -            .

Subscription Agent

        We have appointed American Stock Transfer & Trust Company to act as subscription agent for the rights offering. We will pay all fees and expenses of the subscription agent related to the rights offering, and we have also agreed to indemnify the subscription agent from liabilities which it may incur in connection with the rights offering. We have not engaged any underwriter in connection with this rights offering.

No revocation

        Once you have exercised your rights, you may not revoke your exercise. Rights not exercised prior to the expiration date of the rights offering will expire and will have no value.

Procedures for DTC participants

        We expect that your exercise of subscription rights may be made through the facilities of The Depository Trust Company. If your subscription rights are held of record through DTC, you may exercise your basic subscription rights and oversubscription rights by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our Common Stock you are subscribing for, and your subscription price payment for each share you subscribed for.

        No change will be made to the cash subscription price by reason of changes in the trading price of our Common Stock prior to the closing of the rights offering.

Non-U.S. stockholders

        We will not mail rights certificates to you if you are a stockholder as of the record date whose address is outside the United States because your ability to exercise rights may be prohibited by the laws of the country in which you live. We are not making the rights offering to any person in any jurisdiction in which it is unlawful to do so, nor are we accepting any offers to purchase any shares of our Common Stock from any person in any jurisdiction in which it is unlawful to do so. If you are outside the United States, no offer or invitation to exercise rights and purchase shares is being made to you, and you must not attempt to exercise any rights. Stockholders who provide evidence that is satisfactory to us (in our sole discretion), such as a legal opinion from local counsel, that it is otherwise lawful for the stockholder to receive and exercise rights without any requirement being imposed on us to be registered or licensed will be permitted to participate in the rights offering. If a stockholder can provide us with this evidence, the subscription agent will mail a rights certificate to the stockholder.

        If a stockholder holds shares of our Common Stock through a broker, bank or nominee within the United States and who is outside the United States, neither the stockholder nor its broker, bank or nominee may attempt to exercise any rights unless the stockholder has provided evidence satisfactory to us (in our sole discretion) that it is not unlawful for the stockholder to receive and exercise rights without any requirement being imposed on us to be registered or licensed.

Right to block exercise for regulatory issues

        We reserve the right to refuse the exercise of all of the rights, or some of the rights, by any holder of rights where, in our opinion, we or the holder would be required to obtain prior clearance or approval from any state, federal or foreign regulatory authorities, or from our stockholders, for the exercise of rights or ownership of shares of Common Stock based on any state, federal or foreign laws, rules or regulations if, at the expiration time, this clearance or approval has not been obtained. Examples of such regulations include federal, state or foreign securities laws and the NASD rules, to which we are subject. We will exercise this right if we become aware that any such exercise, or partial exercise, may violate any regulation to which we are, or may become, subject. We are not undertaking to advise you of any such required clearance or approval, to obtain any clearance or approval, or pay for any expenses incurred in seeking that clearance or approval.

        We are not making this rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our Common Stock from rights holders who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or, if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights, you will not be eligible to participate in the rights offering.

PLAN OF DISTRIBUTION FOR RIGHTS OFFERING

        We are offering shares of our Common Stock pursuant to this rights offering directly to holders of our Common Stock on the record date. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of subscription rights in this rights offering and no commissions, fees or discounts will be paid in connection with it. Certain of our officers and other employees may solicit responses from you, but such officers and other employees will not receive any commissions or compensation for such services other than their normal employment compensation.

        If any shares of our Common Stock remain unsubscribed after the rights offering, we expect that the standby purchasers will agree to purchase, subject to certain conditions, a number of shares of our Common Stock equal to the difference between the number of shares not subscribed for in the rights offering and 150 million at a price per share equal to the rights offering subscription price. Depending on the total amount of shares purchased in the offering by our stockholders other than the standby purchasers, the standby purchasers may purchase up to 150 million shares of our Common Stock pursuant to the subscription rights received as stockholders and the standby commitments. As of November 18, 2005, the standby purchasers collectively beneficially owned an aggregate of approximately 15% of our outstanding shares of Common Stock. For additional details regarding the standby purchasers' standby commitments, see "The Rights Offering—Standby Commitments of the Standby Purchasers."

        We have no reason to believe that either standby purchaser currently has any plans or proposals with respect to any extraordinary corporate transactions involving us or any sale of our assets or any change in our board of directors, management, capitalization, dividend policy, charter or bylaws, or any other change in our business or corporate structure or with respect to the delisting or deregistration of any of our securities. However, other than restrictions imposed by federal and state securities laws, there are no restrictions on the standby purchasers' right to transfer their shares of our Common Stock. Once the registration statement of which this prospectus is a part is declared effective, the shares of Common Stock acquired pursuant to the standby commitments will be freely transferable.

        As compensation to the standby purchasers for the standby commitments, we agreed to issue the standby commitment fee warrants to the standby purchasers at the closing. Moreover, we have agreed to indemnify the standby purchasers against certain liabilities incurred in connection with their resale of our Common Stock, including liabilities under the Securities Act of 1933, as amended.

        We will pay American Stock Transfer and Trust Company a fee of $            plus expenses for its service as subscription agent in connection with this rights offering. We also have agreed to indemnify under certain circumstances the subscription agent from any liability it may incur in connection with this rights offering.

        We expect that shares of our Common Stock received through the exercise of subscription rights will be initially be traded on the OTC Bulletin Board under the symbol "DYTK.OB," the same symbol our currently outstanding shares of Common Stock now trade.

DESCRIPTION OF CAPITAL STOCK

        This section summarizes our authorized and outstanding securities and certain of the provisions of our Second Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws.

Description of capital stock

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and the bylaws. A copy of our Second Amended and Restated Certificate of Incorporation is filed with the Securities and Exchange Commission as Annex A to our Definitive 14A Proxy Statement filed on June 17, 2004. A copy of our Amended and Restated Bylaws has been filed with the Securities and Exchange Commission as an exhibit to our Current Report on Form 8-K, filed January 7, 2002.

  General background

        Our authorized capital stock currently consists of 150 million shares of Common Stock, $0.0001 par value, and 10 million shares of preferred stock, $0.0001 par value. Of our authorized preferred stock, 10 million shares have been designated as Series A Preferred Stock.

        As of the record date, we had issued and outstanding            shares of Common Stock, held by approximately            stockholders of record. In addition, as of the record date, we had outstanding options to acquire            shares of Common Stock, outstanding warrants to acquire            shares of Common Stock. As of the record date, we have no shares of Series A Preferred Stock outstanding.

  Proposed Amendments to Certificate of Incorporation

        At our annual meeting of stockholders, currently scheduled for December 13, 2005, we will seek stockholder approval of the following amendments to our certificate of incorporation:

  •
  to approve an amendment to our Second Amended and Restated Certificate of Incorporation to be implemented prior to the initiation of our rights offering to increase the number of shares of our capital stock which we would have the authority to issue from 160 million shares to 460 million shares, and would increase the number of shares of our Common Stock which we would have the authority to issue from 150 million shares to 450 million shares; and

  •
  to authorize the board of directors to amend our Second Amended and Restated Certificate of Incorporation to effect a reverse stock split of our outstanding Common Stock by a ratio of 1-for-10.

        Notwithstanding approval of this proposal by the stockholders, the board of directors may, in its sole discretion, determine not to effect, and may abandon, the reverse stock split without further action by our stockholders.

        If the reverse stock split is authorized and implemented, each issued share of Common Stock immediately prior to the effective time of the reverse split, including any treasury shares, will automatically be converted into one-tenth shares of Common Stock.

        Proportional adjustments will be made to the maximum number of shares issuable under, and other terms of, DynTek's stock plans, as well as to the number of shares issuable under, and the exercise price of, DynTek's outstanding options and warrants. Because the reverse split would apply to all issued shares of Common Stock, the proposed reverse split would not alter the relative rights and preferences of existing stockholders. If the reverse split is authorized and implemented, it will increase the proportion of authorized but unissued shares of DynTek's Common Stock.

  Common stock

        Except as required by law, holders of our Common Stock are entitled to vote on all matters as a single class, and each holder of Common Stock is entitled to one vote for each share of Common Stock owned. Holders of Common Stock do not have cumulative voting rights.

        Holders of our Common Stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon any liquidation, dissolution, or winding up of Dyntek, holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

        Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which Dyntek may designate and issue in the future without further stockholder approval.

        Our Common Stock is not currently traded on any securities exchange and instead is quoted on the Over-the-Counter, or OTC, Bulletin Board. Subsequent to the effectuation of this rights offering, we may apply to have our Common Stock listed on the American Stock Exchange or NASDAQ SmallCap Market®. However, there is no guarantee that we will succeed in this effort, or, even if we do succeed, that an active and liquid trading market will develop.

  Preferred stock

        Our board of directors is authorized without further stockholder approval to issue from time to time up to an aggregate of 10 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders.

        The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of DynTek without further action by the stockholders and may adversely affect the market price of and voting, economic and other rights of, holders of our Common Stock.

Anti-takeover effects of provisions of Delaware law and our Charter and Bylaws

        Certain provisions of our Certificate of Incorporation and Bylaws may make it more difficult to acquire control of DynTek by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of Common Stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

  •
  discourage certain types of transactions which may involve an actual or threatened change in control of DynTek;

  •
  discourage certain tactics that may be used in proxy fights;

  •
  encourage persons seeking to acquire control of DynTek to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

  •
  reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of DynTek or that is otherwise unfair to our stockholders.

        Our Certificate of Incorporation provides that special meetings of our stockholders may be called only by the chairman or vice chairman of the board of directors, the president or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

        Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of DynTek by means of a proxy contest, tender offer, merger or otherwise.

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with his or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to DynTek and, accordingly, may discourage attempts to acquire DynTek.

Applicability of California corporate law

        Although we are incorporated in Delaware, we may be subject to Section 2115 of the California General Corporation Law, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed on a recognized national securities exchange or the Nasdaq National Market are generally exempt from Section 2115. Since we are traded on the Over-the-Counter Bulletin Board, we are subject to the provisions of Section 2115. The key provision of California corporate law that may apply to Dyntek is the right of our stockholders to cumulate votes in the election of directors.

        In May 2005, the Delaware Supreme Court in Vantage Point Venture Partners 1996 v. Examen, Inc. held that Section 2115 violates the internal affairs doctrine and thus does not apply to Delaware corporations. If followed by California courts, this ruling would mean that the cumulative voting requirements and other sections of the California Corporations Code do not apply to us. We are currently evaluating the impact of the Delaware Supreme Court's decision on us. However, for purposes of our annual meeting of stockholders to be held on December 13, 2005, we will not permit cumulative voting in the election of directors if any stockholder properly requests to cumulate his or her votes.

Indemnification of Directors and Officers

        The Delaware General Corporation Law, or DGCL, permits a corporation to indemnify its current and former directors and officers against expenses, judgments, fines and amounts paid in connection with a legal proceeding. To be indemnified, the person must have acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the person must not have had reasonable cause to believe the conduct was unlawful.

        The DGCL permits a present or former director or officer of a corporation to be indemnified against certain expenses if the person has been successful, on the merits or otherwise, in defense of any proceeding brought against such person by virtue of the fact that such person is or was an officer or director of the corporation. In addition, the DGCL permits the advancement of expenses relating to the defense of any proceeding to directors and officers contingent upon the person's commitment to repay advances for expenses against such person is not ultimately entitled to be indemnified.

        The DGCL provides that the indemnification provisions contained in the DGCL are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of a corporation's by-laws, by any agreement, by any vote of stockholders or disinterested directors or otherwise. Furthermore, the DGCL provides that a corporation may maintain insurance, at its expense, to protect its directors and officers against any expense, liability or loss, regardless of whether the corporation has the power to indemnify such persons under the DGCL.

        Our Certificate of Incorporation provides that, to the extent permitted by the DGCL, we will indemnify our current and former directors and officers against all expenses actually and reasonably incurred by them as a result of their being threatened with or otherwise involved in any action, suit or proceeding by virtue of the fact that they are or were one of our officers or directors. However, we will not be required to indemnify an officer or director for an action, suit or proceeding commenced by that officer or director unless we authorized that director or officer to commence the action, suit or proceeding. Our Certificate of Incorporation also provides that we shall advance expenses incurred by any person we are obligated to indemnify, upon presentation of appropriate documentation.

        Furthermore, our Bylaws provide that we may purchase and maintain insurance on behalf of our directors and officers against any liability, expense or loss, whether or not we would otherwise have the power to indemnify such person under our Certificate of Incorporation or the DGCL.

        In addition to the provisions of our Certificate of Incorporation providing for indemnification of directors and officers, we have entered into indemnification agreements with each of our directors and officers which provide for us to indemnify such directors and officers against all expenses actually and reasonably incurred by them as a result of their being threatened with or otherwise involved in any action, suit or proceeding by virtue of the fact that they are or were one of our officers or directors. However, we will not be required to indemnify an officer or director for an action, suit or proceeding commenced by that officer or director unless we authorized that director or officer to commence the action, suit or proceeding. The indemnification agreements also provide that we shall advance expenses incurred by any person we are obligated to indemnify, upon presentation of appropriate documentation.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers, we have been advised that, although the validity and scope of the governing statute have not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

Transfer agent and registrar

        The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF RIGHTS OFFERING

        The following discussion is a summary of the material United States federal income tax consequences of the rights offering to holders of Common Stock that hold such stock as a capital asset (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, referred to as the Code. This discussion is based on laws, regulations, rulings and decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

        This discussion applies only to holders that are "U.S. persons," which is defined as a citizen or resident of the United States, a domestic corporation (or entity treated as a corporation for U.S. federal income tax purposes), an estate if the income of such estate is includible in gross income for U.S. federal income tax purposes regardless of its source, and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or if such trust has a valid election in effect to be treated as a U.S. person). Furthermore, this discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code including, but not limited to, partnerships, holders who are subject to the alternative minimum tax, holders who are dealers in securities or foreign currency, non-U.S. persons, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold their Common Stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired Common Stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

        We have not sought, and will not seek, a ruling from the Internal Revenue Service regarding the federal income tax consequences of the rights offering or the related share issuances. The following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws.

        ACCORDINGLY, EACH RECIPIENT OF RIGHTS SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING AND THE RELATED SHARE ISSUANCES THAT MAY RESULT FROM SUCH RECIPIENT'S PARTICULAR CIRCUMSTANCES.

Tax Consequences of Rights Offering

        Under Section 305 of the Code and the Treasury Regulations promulgated thereunder, subject to certain exceptions which are not relevant here, because we have outstanding interest bearing convertible securities and warrants that do not have full adjustment mechanisms to take into account the issuance of the subscription right, the issuance of the subscription rights may be a taxable distribution. Assuming the distribution of the subscription rights is a taxable distribution to the holders of our Common Stock, such distribution will result in the following:

Receipt of Subscription Rights

        The fair market value of the subscription rights received in the rights offering by a holder of our Common Stock generally will be treated as a "dividend distribution" to such holder with respect to the holder's shares under Section 301 of the Code (potentially taxable at a rate of 15% subject to certain qualifications), to the extent of the such holder's share of our current and accumulated earnings and profits, as described in the Code, in our current taxable year. We do not anticipate having current or accumulated earnings and profits in our current taxable year. To the extent the fair market value of the subscription rights received by a holder of our Common Stock exceeds the U.S. holder's share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of the holder's adjusted tax basis in all of the holder's shares and any remainder will be treated as capital gain (which may be long-term or short-term capital gain depending on the holding period of such shares).

        Since the subscription rights will not be transferable on an exchange or through private transactions, it may be difficult to establish the fair market value of the rights and hence the allocation of basis among the Common Stock and the rights.

        The holder's basis in the Common Stock held by the holder will be reduced, but not below zero, by the fair market value of the subscription rights not treated as a dividend distribution.

        The basis of the subscription rights received by a holder of Common Stock will equal the fair market value of the subscription rights.

Exercise of Subscription Rights.

        A holder of Common Stock will not recognize any gain or loss upon the exercise of subscription rights received in the rights offering.

        The tax basis of the Common Stock acquired through exercise of the subscription rights will equal the sum of (a) the exercise price and (b) the holder's tax basis in the subscription rights (determined as described above).

        The holding period for the Common Stock through exercise of the subscription rights will begin on the exercise date the subscription rights are exercised.

        The foregoing summary is included for general informational purposes only and is not intended to be tax advice. Accordingly, we urge you to consult with your own tax advisor with respect to the tax consequences of the rights offering applicable to your own particular situation, including the application and effect of state and local income and other tax laws.

BUSINESS

General

        DynTek, Inc. provides professional information technology services and sales of related products to mid-market commercial businesses, state and local government agencies and educational institutions. We operate our business primarily through our subsidiary, DynTek Services, Inc. Depending upon the context, the terms DynTek, "we," "our," and "us," refer to either DynTek alone, or DynTek and its subsidiaries.

        We provide a broad range of multi-disciplinary information technology solutions that address the critical business needs of our clients, including information technology security, converged networking, including voice-over-internet-protocol, or VOIP, application infrastructure, and access infrastructure. Our primary operations are located in four of the top ten largest information technology spending states: California, New York, Florida, and Michigan. We deliver complex infrastructure technology solutions through teams of professional consultants in close geographic proximity to our clients. Members of our technical and consulting services team have advanced certifications with leading vendor-manufacturers, including Microsoft, Cisco, McAfee and Citrix. As a professional services firm and value-added reseller of hardware and software from leading manufacturers, we help organizations assess, design, build, implement, manage and support their technology infrastructure.

        We believe that our services-led approach, combined with expertise in multi-disciplinary practice areas such as information technology security, converged networking, application and access infrastructure, will continue to provide the platform we need to capture an increasing share of our target markets. Our strategy allows our clients to rely on DynTek as their primary information technology vendor. Additionally, we believe that our multi-disciplinary capabilities help differentiate us from our competitors in the markets in which we compete. For the twelve-month period ended September 30, 2005, we had revenues of approximately $85,211,000, with approximately $53,232,000 in product sales and $31,980,000 in service sales, which accounted for 62% and 38%, respectively, of our aggregate revenues.

        In September 2004 and October 2004, we closed the acquisitions of Redrock Communications Solutions, Inc., also referred to as Redrock, and Integration Technologies, Inc., also referred to as ITI, respectively. Both businesses were located in Southern California. In February 2005, we consolidated the operations of Redrock and ITI into one integrated region, which we refer to as the Southwest Region, with offices in Irvine, California and Las Vegas, Nevada. The Southwest Region contributed approximately $27,861,000, or 36%, of our aggregate revenues of $76,559,000, for the year ended June 30, 2005, which included 11 months of operations from Redrock and 9 months of operations from ITI. Our acquisitions of Redrock and ITI led us to increase our emphasis in obtaining commercial business throughout DynTek. As a result, our customer mix changed from 68% government, 11% education, and 21% commercial during the year ended June 30, 2004 to 38% government, 9% education, and 53% commercial during the year ended June 30, 2005.

Business Segments

        We report in two segments: Information Technology Services and Business Process Outsourcing.

  Information Technology Services

        We provide professional information technology services and sales of related products. Our information technology services include:

  •
  information technology security solutions, which include vulnerability assessments, risk assessments, enterprise security assessments and similar services;

  •
  converged networking solutions (design through implementation);

  •
  application infrastructure solutions (active directory design, Microsoft Exchange migrations and similar solutions);

  •
  access infrastructure solutions including server based computing, remote access and similar services; and

  •
  general infrastructure support.

        In connection with these service offerings, we sell hardware and software to our clients. We purchase products for resale from distributors or directly from manufacturers of hardware and software. The scope of services and product sales that we provide to any given client can vary, according to the client's need, project size, and internal client information technology resources available. The majority of our information technology service revenues and related product sales are derived from specific projects, as contracted.

        We provide services through a combination of in-house engineers and consultants, and subcontracted third-party suppliers. We currently have 77 in-house information technology engineers and consultants, and approximately 8 third-party subcontractors that cumulatively supplied approximately 21 engineers and consultants who provided services to our clients during the twelve months ended September 30, 2005.

        With increasing convergence and connectivity driving infrastructure complexity, information technology clients are seeking solutions that provide secure and ubiquitous access to their applications and data. According to a Gartner, Inc. report published in June 2005, the information technology services market in the United States is projected to grow from $241.9 billion in 2004 to $326.4 billion in 2009. While our target markets only represent a portion of the overall information technology services market, this represents a compound annual growth rate of 6.2 percent. It is anticipated that this growth will be driven in part by pent-up demand for technology upgrades, data security concerns, regulatory and compliance initiatives, such as the Sarbanes-Oxley Act, and the convergence of voice and data.

        Information Technology Services segment revenue represents 92% of our total revenue for the twelve months ended September 30, 2005.

  Business Process Outsourcing

        As part of a previous strategic direction, we also provide child support enforcement services under contracts with state or county agencies, including State of Kansas Department of Social and Rehabilitation Services, State of Nebraska Department of Health and Human Services, New Hanover County Department of Social Services in North Carolina, Beaufort County Department of Social Services in North Carolina and 3rd Judicial Court of Shawnee County, Kansas. Services under these contracts include determining legally established paternity and support obligations, enforcing court or administrative orders for such obligations, locating absent responsible parents or other persons obligated for such payments and relevant assets that may be used to satisfy such obligations, and providing help desk customer service support. We provide these services through in-house customer service representatives and attorneys, and third-party attorneys. Typically our Business Process Outsourcing, or BPO, contracts span multiple periods, and may include options to renew for additional periods. Payment terms are either fixed-price, fixed-unit- price, revenue sharing, or a combination of the above. We currently have 62 full-time employees in our BPO segment, and 5 third-party support contractors.

        In March 2004, we outsourced the management of our BPO segment to Young Williams, P.A., a law firm based in Mississippi that specializes in child support enforcement services. During the quarter ended December 31, 2004, certain of our customers notified us of their intention not to renew existing contracts. These circumstances caused us to lower our expectations with respect to future BPO revenues and curtail our related activities in this segment. During the quarter ended June 30, 2005, we re-focused our business strategy concurrent with appointing a new Chief Executive Officer and President. As a result, we intend not to seek new opportunities with respect to BPO services. We also do not intend to actively seek renewals of our existing contracts and anticipate servicing only those contracts under which we have an existing service obligation.

Customers

        Our customers are primarily mid-market commercial businesses, agencies of state governments and municipalities and educational institutions. These mid-market to small enterprise customers generally have between approximately 200 and 5,000 employee-computer users. For the year ended June 30, 2005, our mix of revenues was approximately 38% state and local government, 9% education, and 53% commercial. This compares to 68% state and local government, 11% education, and 21% commercial customers during the year ended June 30, 2004. The difference primarily results from our acquisitions of Redrock Communications Solutions, Inc. and Integration Technologies, Inc., which had a greater proportion of and emphasis on commercial customers. These businesses now comprise our Southwest Region.

        Among our state and local government customers, the State of New York and its agencies comprised approximately 12% of our total revenues and 14% of our Information Technology Services revenues for the year ended June 30, 2005; 29% of our total revenues and 36% of our Information Technology Services revenues for the year ended June 30, 2004; and 25% of our total revenues and 30% of our Information Technology Services revenues for the year ended June 30, 2003. Generally, our products and services are purchased by state agencies issuing their own purchase orders under master contract agreements between us and the related state government through which the agency is authorized to issue a valid purchase order. Approximately 72% of revenues generated from New York State agencies were from product sales and 28% were from sales of services.

        No single customer or state, including all agencies of such state, other than New York State accounted for more than 10% of our total revenue during fiscal 2005. The State of Kansas Department of Social and Rehabilitation accounted for approximately $2.5 million in revenues, or 26% of our Business Process Outsourcing revenue for the year ended June 30, 2005, 30% of the Business Process Outsourcing revenue for year ended June 30, 2004, and 29% for year ended June 30, 2003.

Vendors

        In connection with sales of our information technology services and products, we purchase technology equipment directly from manufacturers such as Cisco, McAfee, Citrix, Hewlett Packard and Novell, and indirectly through distributors such as Ingram Micro Corporation, Tech Data, and Alternative Technologies. In general, we are authorized by a manufacturer to sell its products, whether the products are purchased from a distributor or directly from the manufacturer. Typically, vendor agreements provide that we have been appointed, on a non-exclusive basis, as an authorized reseller of specified products at specified locations. The agreements generally are terminable on 30 to 90 days' notice or immediately upon the occurrence of certain events, and are subject to periodic renewal. The loss of a major manufacturer or the deterioration of our relationship with a major manufacturer could have a material adverse effect on our business as certain product offerings that are requested by customers may not be available to us.

        We are an authorized reseller of computers, workstations, networking equipment, software, and related products for over 50 manufacturers. Our sales of products manufactured by Cisco and McAfee accounted for approximately 32% of our product revenues during the last fiscal year, or 18% of our total revenue during the last fiscal year. Based on product sales and certifications, we have obtained preferred status with several vendors, including Microsoft, Cisco, McAfee, Novell and Citrix. This status allows us to participate in rebate and co-marketing programs.

Sales and Marketing

        Our sales and marketing objective in our Information Technology Services sector is to develop lasting relationships with clients that result in both repeat and long-term engagements. We use an internal sales force in conjunction with partnership alliances with our vendors. Our sales team derives leads through industry networking, referrals from existing clients, government agencies' requests for proposals, or RFP's, open competitions conducted by states and municipalities, strategic partnerships with third party vendors under which we jointly bid and perform certain engagements, and sales and marketing activities directed to specific customers.

        For governmental entities, we receive and review numerous RFPs, and evaluate competitive bidding opportunities for the provision of products and services and identify those that are suitable for our responsive bid. In government contract award procedures, following proposal submission, contracts are often awarded based on subsequent negotiations with the bidder offering the most attractive proposal, price and other contracting factors. In certain cases low price may be the determining factor, while in others price may be secondary when compared with the quality of technical skills or management approach.

        We employ a team selling approach for marketing our offerings. Our practice subject matter experts collaborate with our service delivery professionals to identify a comprehensive service and product offering mix that will meet customer needs. As a result of our particular mix of service offerings and multi-disciplinary practices, we believe that we have the ability to allow our clients to rely on DynTek as their primary information technology vendor.

Competition

        The information technology services industry is highly competitive and is served by numerous national and local firms. Market participants include global consulting and integration firms, such as IBM Global Services, international accounting firms and related entities, internal information systems and service groups of clients and prospective clients, professional services companies, small, medium and large hardware and application software re-sellers, and divisions of both integrated technology companies and outsourcing companies. Our markets are highly competitive and very fragmented, with relatively low barriers to entry.

        We believe that the principal competitive factors for IT services include reputation, customer service levels, project management expertise, technical expertise, competitive pricing, the ability to deliver results in a timely manner, vendor-partner relations, and overall breadth and depth of solutions. We believe that our multi-disciplinary approach, and our ability to deliver complex infrastructure technology solutions, allows us to be competitive in the regions where we operate. Our ability to successfully compete, however, also depends on a number of competitive factors outside our control, including the ability of our clients or competitors to hire, retain and motivate project managers and other senior technical staff, the price at which competitors offer comparable services, the ability of our clients to perform the services themselves, and the extent of our competitors' responsiveness to client needs. Moreover, although our primary, current competition in the mid-market commercial and state and local government segments is generally localized and comprised of many small entities, there are many larger and better-capitalized companies that could employ significant resources should they chose to compete for our mid-market customers.

Intellectual Property Rights

        We rely on a combination of trade secret, nondisclosure and other contractual agreements to protect our proprietary rights. Existing trade secret and copyright laws afford us only limited protection. We enter into confidentiality agreements with our employees and our contractors to restrict access to and limit the distribution of our proprietary information. There can be no assurance that the steps we have taken to protect our intellectual property will be adequate to deter its misappropriation, detect unauthorized use, or enforce our intellectual property rights.

Human Resources

        As of October 15, 2005, we had 231 employees. We also subcontract with approximately 8 contract consultants for technical support. Our employees are not subject to any collective bargaining agreements, and we believe that we have good relationships with our employees.

Insurance Coverage

        We maintain general liability insurance, which includes directors and officers' liability coverage, workers compensation and professional liability insurance in amounts deemed adequate by our Board of Directors.

Properties

        DynTek's corporate headquarters in Irvine, California, is a leased facility consisting of approximately 2,868 square feet of office space rented under a lease expiring in January 2009. We also lease approximately 9,646 square feet in the same building for our Southwest Regional offices and a customer training facility. In May 2005, we consolidated all Southern California offices in this building, and moved our corporate headquarters from another facility, which was also located in Irvine, California. The lease for that facility expired in August 2005. Additionally, we currently lease seven other separate sales offices and commercial facilities for our IT services business in New York (2), Michigan (2), Massachusetts, Nevada and Florida, and five other separate facilities for our BPO business in Kansas, North Carolina (2) and Nebraska (2). Our total leased facilities comprise an aggregate of approximately 56,431 square feet under leases with terms ranging from month-to-month to five years. Such facilities are used for sales and services functions. We terminated operations in our Massachusetts facility in August 2005, and we are negotiating an assignment of the lease. All other facilities are expected to continue to be utilized in the operation of our business. None of these properties is unique and our properties are believed to be adequate for the present needs of our business.

Legal Proceedings

        From time to time we are involved in various legal proceedings and disputes that arise in the normal course of business. These matters have included intellectual property disputes, contract disputes, employment disputes and other matters. We do not believe that the resolution of any of these matters has had or is likely to have a material adverse effect on our business, financial condition or future results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed under "Risk Factors" and elsewhere in this prospectus.

Business overview

        DynTek, Inc. provides professional information technology, or IT, services and sales of related products to mid-market commercial businesses, state and local government agencies, and educational institutions. We operate our business primarily through our subsidiary, DynTek Services, Inc.

        We provide a broad range of multi-disciplinary IT solutions that address the critical business needs of our clients, including information technology security, converged networking including voice-over-internet-protocol, application infrastructure, and access infrastructure. Our primary operations are located in four of the top ten largest IT spending states: California, New York, Florida, and Michigan. We deliver complex infrastructure technology solutions through teams of professional consultants in close geographic proximity to our clients. Members of our technical and consulting services team have advanced certifications with leading vendor-manufacturers, including Microsoft, Cisco, McAfee and Citrix. As a professional services firm and value-added reseller of hardware and software from leading manufacturers, we help organizations assess, design, build, implement, manage and support their technology infrastructure.

        We believe that our services-led approach, combined with expertise in multi-disciplinary practice areas such as IT security, converged networking, application and access infrastructure, will continue to provide the platform we need to capture an increasing share of our target markets. Our strategy allows our clients to rely on DynTek as their primary IT vendor. Additionally, we believe that our multi-disciplinary capabilities help differentiate us from our competitors in the markets in which we compete.

        We recognize revenue from sales of products and services. Services are primarily provided to the client at hourly rates that are established for each of our employees or third-party contractors based upon their skill level, experience and the type of work performed. We also provide project management and consulting work which are billed either by an agreed upon fixed fee or hourly rates, or a combination of both. The majority of our services are provided under purchase orders with commercial customers or bid contracts with government entities. See "Revenue Recognition," below.

        Costs of services consist primarily of salaries of services personnel and related expenses incurred in providing such services, and the cost of outsourced service labor. Costs of products consist of our cost of products purchased and sold to our customers. Selling, general and administrative expenses consist primarily of salaries and benefits of personnel responsible for administrative, finance, sales and marketing activities and all other corporate overhead expenses. Corporate overhead expenses include rent, telephone and internet charges, insurance premiums, accounting and legal fees, and other general administrative expenses.

Results of Operations

        The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales.

	Year Ended June 30,			Three Months Ended September 30,
	2005	2004	2003	2005	2004
Product Revenue	59%	46%	42%	69%	57%
Service Revenue—Information Technology	29%	35%	42%	27%	30%
Service Revenue—Business Process Outsourcing	12%	19%	16%	4%	13%
Cost of Products	85%	84%	85%	88%	83%
Cost of Service—Information Technology	76%	81%	80%	71%	80%
Cost of Service—Business Process Outsourcing	92%	82%	77%	92%	85%
Gross profit	18.1%	17.9%	18.2%	18%	18%
SG & A	24%	24%	21%	20%	22%
Loss from continuing operations	(32)%	(38)%	(9)%	(8)%	(11)%
Gain (loss) from discontinued operations	2%	—	(18)%	1%	11%

Net income (loss)	(30)%	(38)%	(27)%	(7)%	(0)%

Three months ended September 30, 2005 and September 30, 2004

        Revenues.    For the three months ended September 30, 2005, our revenues increased to approximately $23,435,000 from approximately $14,783,000 for the three months ended September 30, 2004. This $8,652,000 increase, or 59%, is principally attributable to a full quarter's contribution from new businesses we acquired as of August and October 2004, which now comprise our Southwest Region, and a 49% increase in revenues from our Northeast Region, from approximately $7,292,000 to approximately $10,831,000.

        Our product sales increased from $8,413,000 during the three months ended September 30, 2004 to $16,155,000 during the three months ended September 30, 2005. The increase resulted primarily from the increase in product sales of network communications equipment and software in the Southwest Region, including voice-over-internet protocol ("VOIP") products, and the sales of other networking and computer equipment and software products in our other regions.

        Our services revenues increased from $6,370,000 during the three months ended September 30, 2004 to $7,281,000 during the same period in 2005. This increase resulted primarily from additional services in our Southwest Region, offset by a decrease of approximately $1,691,000 from discontinued business process outsourcing services. Service revenues from our Information Technology Services segment increased from $3,694,000 in the three months ended September 30, 2004, to $6,296,000 in the three months ended September 30, 2005, or an increase of 70%. Services revenues from our Business Process Outsourcing, or BPO, segment decreased from $2,676,000 to $985,000 during the same period, as we de-emphasized that segment and did not pursue additional BPO services business.

        The following table sets forth for the periods presented from information derived from our condensed consolidated statements of operations (in thousands):

		For the Three Months ended September 30
		2005	2004	Percentage change	Amount
Revenues
DynTek, excluding	Product	$10,905	6,396	70%	4,509
Redrock and ITI(1)	Service	5,184	5,587	(7)%	(403)

	Total	16,089	11,983	34%	4,106
Redrock and ITI(2)	Product	5,250	2,017	160%	3,233
	Service	2,096	783	168%	1,313

	Total	7,346	2,800	162%	4,546

	Totals	$23,436	$14,783	59%	$8,652

(1)
Revenues from Redrock and ITI during are excluded for comparative purposes.

(2)
Represents revenues generated by Redrock following its acquisition on August 1, 2004 and ITI following its acquisition on October 1, 2004. Redrock and ITI operations were combined on February 11, 2005. Therefore, revenues are combined.

        Our customers are primarily state and local government entities and mid-sized corporations in diversified industries. For the three months ended September 30, 2005, 50% of our revenues were derived from commercial clients, compared to 38% from government agencies and 12% from educational institutions.

        Gross profit.    Gross profit increased from $2,681,000 in the quarter ended September 30, 2004 to $4,114,000 in the quarter ended September 30, 2005, an increase of 53%. Gross margin for both periods was approximately 18%. While our services margin increased significantly, from 19% to 29%, our product margin decreased from 17% to 12%. Services margin increased primarily due to an increase in the overall level of utilization with respect to consultants throughout DynTek, and a greater mix of higher-end services. The decrease in overall product gross margin is primarily the result of having consummated several large, lower-margin product sales under contracts with certain state and local government clients and fewer vendor rebates that were received during the September quarter. Although we have improved our service margins, and will seek opportunities to make further improvements, our product margins in particular are subject to competitive pricing pressures and fluctuate from quarter to quarter depending on the mix of products we provide. We intend to meet the challenges of aggressive price reductions and discount pricing by certain product suppliers by focusing our offerings around relatively higher margin practice areas, including security solutions, VOIP, and access infrastructure. There can be no assurance, however, that we will be able to improve profit margins, especially for our sale of products, and compete profitably in all areas, given the intense competition that exists in the information technology industry.

        Selling, general and administrative expenses.    General and administrative expenses increased to approximately $1,434,000 for the three months ended September 30, 2005, from approximately $1,370,000 for the three months ended September 30, 2004. As a percent of revenues, general and administrative expenses decreased from 9% to 6%. Additionally, there was a significant decrease in general and administrative expenses from the immediately prior quarter ended June 30, 2005. During the three months ended June 30, 2005, general and administrative expenses were approximately

$2,693,000, including a charge for approximately $514,000 related to severance costs. From the June quarter to the September quarter, general and administrative expenses decreased $1,259,000, or a 47% reduction. This significant decrease quarter-to-quarter is primarily the result of reduced costs from restructuring and re-organization by new management.

        Selling costs increased to approximately $3,176,000 for the three months ended September 30, 2005 from $1,825,000 in the three months ended September 30, 2004. The increase was primarily due to the addition of sales and business development personnel from the integration of the Redrock and ITI businesses, and a $205,000 expense for employee stock options vested by sales personnel during the period.

        As a percentage of total revenues, the aggregate selling, general and administrative expenses were 19.7% during the three months ended September 30, 2005, compared to 21.6% for the same period ended September 30, 2004.

        Depreciation and amortization expense.    Depreciation and amortization expense decreased to approximately $730,000 for the three-month period ended September 30, 2005, from approximately $760,000 during the same period in the prior year. The decrease is primarily due to amortization of acquired customer lists from acquisitions completed in late 2004.

        Interest expense.    Interest expense for the three months ended September 30, 2005 increased to $734,000, as compared to $273,000 for the three months ended September 30, 2004. The increase includes contractual interest due on notes that we entered into in January and October 2004, an increase in the average borrowings under our credit facility, and the amortization of deferred financing fees.

        The following table sets forth operating expenses for the periods presented from information derived from our consolidated statements of operations (in thousands):

		For the Three Months ended September 30,
		Dollars		Percentage of Revenues
		2005	2004	2005	2004
Operating Expenses
DynTek, excluding	Selling(1)	$1,885	1,568	8%	11%
Redrock and ITI(1)	General & Administrative(1)	1,402	1,307	6%	10%
	Depreciation & Amortization(1)	660	693	3%	5%
	Total	3,947	3,568	17%	26%

Redrock and ITI(2)	Selling(2)	1,291	257	6%	2%
	General & Administrative(2)	32	63	—	—
	Depreciation & Amortization(2)	70	67	—	—
	Total	1,393	387	6%	2%

	Totals	5,340	3,955	23%	28%

(1)
Expenses from Redrock and ITI are excluded for comparative purposes

(2)
Represents expenses generated by Redrock following its acquisition on August 1, 2004 and ITI following its acquisition on October 1, 2004. Redrock and ITI operations were combined on February 11, 2005. Therefore, Selling, General and Administrative expenses for the entities are combined.

        Net loss.    Our net loss for the three months ended September 30, 2005 was $1,682,000 compared to net income of $47,000 for the three months ended September 30, 2004. The net income in the 2004 period included a gain from discontinued operations of $1,636,000. Loss from operations during the three months ended September 30, 2005 includes depreciation and amortization expense of $730,000, non-cash option expense of $205,000, and interest expense of $734,000 (including a non-cash portion of $185,000).

        Discontinued Operations.    Income from discontinued operations was $216,000 for the three months ended September 30, 2005 compared to income of $1,635,000 for the three months ended September 30, 2004. The 2004 period included a one-time gain from the resolution of certain liabilities associated with a discontinued transportation services business in the State of Virginia.

Fiscal years ended June 30, 2005 and June 30, 2004—Continuing Operations

        Revenues.    For the year ended June 30, 2005, revenues increased to approximately $76,559,000 from approximately $49,947,000 during the prior year, or a 53% increase from the year ended June 30, 2004. This increase was primarily a result of increased revenues from businesses acquired in September and October 2004, which now comprise our Southwest Region. Product sales increased from $22,782,000 in fiscal 2004 to $45,490,000 in fiscal 2005. The increase resulted primarily from the increase in product sales of network communication equipment and software in the Southwest Region, and the sale of other networking and computer equipment and software in our other regions. Our services revenues increased from $27,165,000 in fiscal 2004 to $31,069,000 in fiscal 2005, resulting primarily from additional services in our Southwest Region, offset by lower business process outsourcing services and slightly lower state and local government services in our Northeast Region. The revenue mix from product and services sales was 59% and 41%, respectively, for the 2005 fiscal year, as compared to 46% and 54%, respectively, for the 2004 fiscal year.

        The following table sets forth for the periods presented from information derived from our consolidated statements of operations (in thousands):

		For the Twelve Months ended June 30,
		2005	2004	Percentage change	Amount
Revenues
DynTek, excluding	Product	$26,313	22,782	15%	$3,531
Redrock and ITI(1)	Service	22,385	27,165	(18)%	(4,780)
	Total	48,698	49,947	(3)%	(1,249)
Redrock and ITI(2)	Product	19,177	n/a	100%	19,177
	Service	8,684	n/a	100%	8,684
	Total	27,861	n/a	100%	27,861
	Totals	$76,559	$49,947	53%	$26,612

(1)
Revenues from Redrock and ITI are excluded for comparative purposes

(2)
Represents revenues generated by Redrock following its acquisition on August 1, 2004 and ITI following its acquisition on October 1, 2004. Redrock and ITI operations were combined on February 11, 2005. Therefore, revenues are combined.

        Our customers are primarily state and local government entities and mid-sized corporations in diversified industries. For our year ended June 30, 2005, 53% of our revenues were derived from commercial clients, compared to 47% from government agencies and educational institutions. This represents a significant change in customer mix from fiscal 2004 when 21% of our customers were commercial clients and 79% of our customers were government agencies and educational institutions. The change in mix reflects our decision to reduce our dependence overall on state and local government agencies and to grow our commercial business, which was primarily effected by the creation of our Southwest Region through the acquisitions of Redrock and ITI. The State of New York and its agencies accounted for 12% of our total revenues in fiscal 2005.

        Gross profit.    Gross profit increased from $8,936,000 in fiscal 2004 to $13,893,000 in fiscal 2005, an increase of 55%. Gross margin increased slightly, from 17.9% to 18.1% during the same period. This increase was primarily the result of an increase in services gross margin from 19.1% in fiscal 2004 to 22.2% in fiscal 2005, partially offset by a decrease in product gross margin from 16.5% in fiscal 2004 to 15.4% in fiscal 2005. Services margin increased primarily due to an increase in the overall level of utilization with respect to in-house consultants, and a greater mix of higher-end services in the latter part of fiscal 2005. The decrease in overall product gross margin is primarily the result of having consummated several large, lower-margin product sales under contracts with certain state and local government clients. Although we have improved our service margins, and will seek opportunities to make further improvements, our product margins in particular are subject to competitive pricing pressures and fluctuate from quarter to quarter depending on the mix of products we provide. We intend to meet the challenges of aggressive price reductions and discount pricing by certain product suppliers by focusing our offerings around relatively higher margin practice areas, including security solutions, VOIP, and access infrastructure. There can be no assurance, however, that we will be able to improve profit margins and compete profitably in all areas, given the intense competition that exists in the IT industry.

        Depreciation and amortization expense.    Depreciation and amortization expense increased to approximately $3,171,000 for the year ended June 30, 2005, from approximately $2,985,000 in our 2004 fiscal year. The increase is primarily due to additional amortization that we recorded as a result of having allocated a portion of the purchase consideration from business combinations that we consummated in fiscal 2005 to customer contracts.

        Interest expense.    Interest expense for the year ended June 30, 2005 increased to $2,138,000, as compared to $942,000 for the year ended June 30, 2004. The increase includes contractual interest due on notes that we entered into in January and October 2004, an increase in the average borrowings under our credit facility, and the amortization of deferred financing fees and debt discounts associated with warrants and beneficial conversion features we issued with debt during the year ended June 30, 2005.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased to approximately $18,738,000 for the year ended June 30, 2005, from approximately $12,175,000 for the year ended June 30, 2004. Selling costs increased by approximately $4,568,000 due to increased selling costs on a higher revenue base, the addition of sales and business development personnel, and additional costs incurred in the integration of the Redrock and ITI businesses. General and administrative expenses increased by approximately $1,995,000, including approximately $850,000 in non-recurring severance and non-cash expenses, which comprises $448,000 resulting from the resignation of our former chief executive officer in June 2005, and $201,000 in non-cash expenses for options and warrants. As a percentage of total revenues, the aggregate selling, general and administrative expenses were 24% during fiscal 2005, which equaled the 24% in the prior fiscal year. This resulted from additional expenses that were offset proportionally on a higher revenue base for the year ended June 30, 2005.

        The following table sets forth operating expenses for the periods presented from information derived from our consolidated statements of operations (in thousands):

		For the Twelve Months ended June 30,
		Dollars		Percentage of Revenues
		2005	2004	2005	2004
Operating Expenses
DynTek, excluding	Selling(1)	$8,080	7,125	10%	15%
Redrock and ITI(1)	General & Administrative(1)	6,793	5,050	9%	10%
	Depreciation & Amortization(1)	2,807	2,985	4%	6%
	Goodwill impairment	12,897	11,600	17%	23%

	Total	$30,577	26,760	40%	54%
Redrock and ITI(2)	Selling(2)	3,613	n/a	5%	n/a
	General & Administrative(2)	252	n/a	—	n/a
	Depreciation & Amortization(2)	364	n/a	—	n/a
	Total	$4,229	n/a	5%	n/a

	Totals	$34,806	$26,760	45%	54%

(1)
Expenses from Redrock and ITI are excluded for comparative purposes

(2)
Represents expenses generated by Redrock following its acquisition on August 1, 2004 and ITI following its acquisition on October 1, 2004. Redrock and ITI operations were combined on February 11, 2005. Therefore, Selling, General and Administrative expenses are now combined.

        Impairment of Goodwill.    At June 30, 2005, we performed our annual impairment tests of goodwill for each of our reporting units as required under SFAS 142. As a result of these tests, we determined that the remaining amount of goodwill recorded in connection with our acquisition of DMR in 2002 is non-recoverable. Accordingly, we recorded a $6,837,000 impairment charge during the quarter ended June 30, 2005, which together with earlier impairment charges amounts to $12,897,000 for the year ended June 30, 2005,

        We recorded approximately $6,026,000 of goodwill impairment charges during the quarter ended December 31, 2004 after (1) receiving a definitive notice from certain of our customers that they would not renew existing contracts with us and (2) losing a key employee with significant customer relationships, These events had a material adverse impact on our ability to compete in this segment and recover our original investment. We recorded an additional $6,837,000 during the quarter ended June 30, 2005 in connection with (1) our new management's decision to limit our activities in the BPO segment to only fulfilling service obligations on our existing contracts and (2) reducing our expectation of future revenue with respect to a service contract that we have with the state of Virginia, as we believe that it is more likely than not that such contract will not be renewed.

        We engaged an outside valuation specialist to evaluate the DMR goodwill at June 30, 2005. The results of the evaluation indicated that the fair value of the DMR reporting unit, using a discounted cash flow model, was approximately $6,000,000 less than its carrying value. In determining the impairment charge, we considered a variety of factors including the effects of increasing competition, the non-renewal of several major government services contracts, the closing of certain offices and changes in our business strategy, which is to curtail our activities in the BPO segment.

        For the year-ended June 30, 2004, we recorded goodwill impairment charges in aggregate amount of $11,600,000. Our determination of the charge includes the effects of lower expected government spending and a reduction of forecasted growth rates in BPO contracts. The 2004 impairment charge includes approximately $750,000 associated with the lower BPO business and approximately $7,500,000 specifically associated with lower expected revenues under a significant services contract with the State of Virginia. Our determination of the impairment charge was made based upon a comprehensive review and comparison of the fair values to the book (carrying) values of each of the reporting units at each of the balance sheet dates.

        Net loss.    Our net loss for the year ended June 30, 2005 was $22,591,000 compared to a net loss of $18,999,000 for the year ended June 30, 2004. The net loss in fiscal 2005 includes a goodwill impairment charge in the amount of $12,897,000, compared to an impairment charge of $11,600,000 for the prior fiscal year. The fiscal 2005 net loss also includes depreciation and amortization expense of $3,171,000, compared to $2,985,000 for the prior fiscal year, interest expense of $2,138,000, compared to interest expense of $942,000 for the prior fiscal year, and other non-operating expenses (net) of $1,141,000, which included a write-down of an investment in preferred stock of $1,104,000. We also had a gain of $1,846,000 from discontinued operations in fiscal 2005 primarily attributable to claims that we settled with transportation vendors under the Virginia non-emergency transportation service contracts.

Fiscal years ended June 30, 2004 and June 30, 2003—Continuing Operations

        Revenues.    Revenues for the year ended June 30, 2004 decreased to approximately $49,947,000 from approximately $52,647,000 during the prior year, or a 5% decrease from the year ended June 30, 2003. This decrease was primarily a result of decreased orders from ongoing customers, resulting primarily from reduced or delayed information technology spending budgets during the period. The revenue mix from ongoing services and the related product sales was 54% and 46%, respectively, for the 2004 fiscal year, as compared to 58% and 42%, respectively, for the 2003 fiscal year. This change in revenue mix is primarily due to the decrease in service revenues associated with reduced or delayed information technology spending budgets during the period. Cost of revenues for the year ended June 30, 2004 decreased to approximately $41,011,000 from approximately $43,088,000 during the year ended June 30, 2003. The decrease is generally consistent with the reduction in revenues. The overall costs of revenue percentage remained constant, as a percentage of sales, at 82% for the fiscal years ended 2004 and 2003.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased to approximately $12,175,000 for the year ended June 30, 2004, from approximately $11,202,000 for the 2003 fiscal year period. As a percentage of total revenues, the aggregate selling, general and administrative expenses were 24% during fiscal 2004, from approximately 21% in the prior fiscal year. This increase in selling, general and administrative costs was primarily due to additional legal, accounting and financial advisory services. We also incurred $177,075 of non-recurring severance for the resignation of our former Chief Financial Officer.

        Depreciation and amortization expense.    Depreciation and amortization expense increased to approximately $2,985,000 for the year ended June 30, 2004, from approximately $2,729,000 for the 2003 fiscal year. The increase is primarily due to additional amortization that we recorded in connection with capitalizing customer contracts acquired during the fiscal years ended June 30, 2003 and 2004.

        Interest expense.    Interest expense for the year ended June 30, 2004 decreased to $942,000, as compared to $1,175,000 for the year ended June 30, 2003. The decrease is principally attributable to a reduction in average borrowings during the year ended June 30, 2004. The increase in interest income to $102,000 from $69,000 during the year June 30, 2004 is due primarily to non-recurring note receivable interest.

        Loss of sale on marketable securities.    The loss on sale of marketable securities of $207,000 represents realized losses incurred upon the sale of marketable securities during the year ended June 30, 2004. We did not have any sales of marketable securities during the year ended June 30, 2003.

        Net loss.    The net loss of $18,999,000 for the year ended June 30, 2004 includes losses from discontinued operations of the non-emergency transportation business of $64,000. The losses from continuing operations of $18,935,000 included a $11,600,000 goodwill impairment charge related to the business process outsourcing segment due to lower than expected government spending and re-focus of business strategy, $2,985,000 of depreciation and amortization and the effects of decreases in sales revenue associated with reductions and delays in information technology spending and contract terminations.

Discontinued Operations

        Effective March 1, 2003, we entered into an Asset Purchase Agreement with First Transit, Inc., pursuant to which we sold certain specific assets relating to our former non-emergency transportation brokerage services. The assets sold consisted of our interests in three contracts to provide non-emergency transportation related services and related assets used in connection with performance of such contracts as well as the assumption of all vendor and services sub-contract agreements relating to the contracts. The purchase price consisted of $6,450,000 cash payments and up to $1,750,000 to be paid in the event that First Transit, Inc. is able to obtain an extension of the Illinois Department of Public Aid contract for a period of up to three years beyond May 31, 2004, under certain specified conditions. As part of the agreement, we also agreed to not compete with First Transit in the business that was sold.

        As a result of the First Transit Inc. Agreement and the mutual Settlement Agreement we entered into on December 15, 2002 to cancel a contract to provide non-emergency transportation brokerage services with the Commonwealth of Virginia, we discontinued all non-emergency transportation services, which were previously a component and separate reporting unit of our Business Process Outsourcing ("BPO") segment. Our gain from discontinued operations for this business during our fiscal year ending June 30, 2005 was $1,846,000. The gain was a result of the settlement of claims resulting from non-emergency transportation services with the Commonwealth of Virginia (See Item 3, "Legal Proceedings"), which compares to a loss of $64,000 during the year ended June 30, 2004.

        During the year ending June 30, 2005, the we did not receive payment from First Transit Inc. for the second year extension of the Illinois Department of Public Aid services contract. The Asset Purchase Agreement provided for First Transit to pay up to $1,750,000 to us in the event they are able to obtain extensions of contracts that we transferred to them as part of the sale of our discontinued operations. We received a payment of $392,000 from First Transit during the year ended June 30, 2004; however, we cannot provide any assurance that First Transit will obtain any further renewals that would result in our receipt of additional funds in the future.

Selected Quarterly Financial Data

        The following table presents unaudited quarterly information for each quarter of fiscal years 2004 and 2005, and the first quarter of fiscal 2006. This information has been prepared on the same basis as our audited annual financial statements and, in our opinion, reflects all adjustments, which include only normal recurring adjustments, necessary to present fairly the unaudited quarterly results when read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These historical operating results are not necessarily indicative of the results to be expected for any future period and the results for the three months ended September 30, 2005 should not be considered indicative of results expected for the full fiscal year.

	Quarter Ended
	Sept. 30 2003	Dec. 31 2003	Mar. 31 2004	Jun. 30 2004	Sept. 30 2004	Dec. 31 2004	Mar. 31 2005	Jun. 30 2005	Sept. 30 2005
	(Dollars in thousands, except per share data)
Revenue	$12,925	$9,801	$12,096	$15,125	$14,783	$20,002	$19,049	$22,725	$23,435
Gross Profit	2,284	1,353	2,483	2,816	2,681	4,151	3,216	3,843	4,114
Net loss Continuing Operations	(1,522)	(5,450)	(984)	(10,979)	(1,588)	(7,045)	(3,614)	(12,193)	(1,898)
Net loss Discontinued operations	(175)	(30)	(23)	164	1,635	41	(83)	253	216
Basic and diluted income (loss) per share—Continuing Operations	(.04)	(.12)	(.02)	(.23)	(.03)	(.12)	(.05)	(.15)	(.02)
Basic and diluted income (loss) per share—Discontinued Operations	—	—	—	—	.03	—	—	—	—

Liquidity and Capital Resources

        We measure our liquidity in a number of ways, as summarized in the following table:

	As of Sept. 30, 2005	As of June 30, 2005
	(Dollars in thousands)
Cash and cash equivalents	$1,721	$1,297
Working capital	$(5,582)	$(5,221)
Current ratio	.80:1	.80:1
Notes payable (current portion)	$1,810	$3,621

        Cash and cash equivalents generally consist of cash and money market funds. We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

        During the three months ended September 30, 2005, we used approximately $491,000 of cash in our operating activities including $636,000 that we used in continuing operations offset by $145,000 of cash realized from discontinued operations.

        We incurred a net loss of $1,682,000 for the three months ended September 30, 2005, which includes $1,120,000 of non-cash and/or non-recurring charges resulting from $730,000 of depreciation and amortization; $205,000 in non-cash option expense; and $185,000 in non-cash interest charges. At September 30, 2005, the Company had a working capital deficiency of approximately $5,582,000.

        In November 2005, we announced our intention to offer up to $15,000,000 of shares of common stock in connection with a rights offering (the "Rights Offering"). We intend to distribute non-transferable subscription rights to purchase shares of common stock upon the effectiveness of a registration statement to stockholders of record as of the record date, which has not yet been determined. Each subscription right will entitle each stockholder to purchase two (2) shares of common stock for each share of common stock owned as of the record date. The price for each share purchased in the rights offering will be $0.10 per share. Only stockholders of record on the rights offering record date will receive rights to purchase such shares.

        We expect that a limited number of stockholders of the Company will elect to purchase all of the shares of common stock not purchased by other stockholders in the Rights Offering, pursuant to a stand-by purchase agreement. The definitive agreements with respect to the stand-by purchase agreement will not be entered into until the shares to be issued in the Rights Offering have been registered with the Securities and Exchange Commission. The purchase of shares by such stand-by purchasers together with the shares purchased by other stockholders in the Rights Offering, if completed, would result in $15,000,000 of gross proceeds to the Company.

        In October 2005, we raised gross proceeds of $2,500,000, upon issuance of notes to certain investors (the "Bridge Notes"). The proceeds were used to pay acquisition debt and for working capital purposes. The Bridge Notes currently bear interest at 12%, and mature on December 31, 2006. The Bridge Notes include a provision for mandatory redemption upon the closing of the Rights Offering.

        In July 2005, we began making principal payments of approximately $146,000 per month on our 9% Subordinated Convertible Notes (the "9% Notes") due to certain investors. In October 2005, we amended a majority of 9% Notes to defer all payments of principal due under such 9% Notes until January 2007. In connection with such amendment, we reduced the conversion price of such notes from $0.65 to $0.22, and issued the 9% Note holders warrants to purchase shares of our common stock at $0.22 per share.

        In October 2005, we amended our Amended and Restated Secured Convertible Term Note (the "Laurus Note"), and deferred principal payments under the Laurus Note from December 2005 until March 2006 in return for a reduction in the exercise price of warrants issued in connection with issuance of the Laurus Note from $0.65 per share to $0.25 per share. This transaction deferred aggregate payments of $831,249 in cash otherwise due and payable prior to March 2006. We anticipate paying off the Laurus Note, and a 2% pre-payment charge, with the proceeds of the Rights Offering.

        In August 2005, we terminated our credit facility agreement with an agency of Textron Financial Corporation ("Textron"). The Textron facility provided a full notification factoring facility for up to $7,000,000 of working capital. Eligible accounts receivable expected to be collected within 90 days were purchased with recourse, with a holdback amount of 15%. Interest was charged on the outstanding balance at the prime rate plus 2.0% (8.25% at June 30, 2005). Additionally, a 0.15% discount fee was charged at the time of purchase. As of June 30, 2005, $4,697,000 was outstanding on this facility. In August 2005, we terminated this agreement, and paid the entire balance then outstanding of approximately $4,800,000.

        On August 8, 2005, we entered into a series of related agreements with New England Technology Finance, LLC ("NETF"), an affiliate of Global Technology Finance, which is a provider of structured financing solutions to technology companies that operates in partnership with Credit Suisse First Boston, CIT Group, Inc. and others, that together provided a new working capital credit facility.

        The new credit facility is comprised of two primary components: (1) an Asset Purchase and Liability Assumption Agreement (the "APLA"), under which NETF agreed to finance certain of our qualified product purchases under an arrangement that provides for us to assign accounts receivable (resulting from the sale of such products to our customers) and for NETF to assume the liability for payment to product vendors; and (2) an Asset Purchase Agreement (the "APA"), under which NETF purchased $7,500,000 of our qualified accounts receivables (services and products). The proceeds we received under the APA were used to repay in full the $4,800,000 balance on our credit line with Textron, for acquisition debt, and general corporate purposes. In addition to the accounts receivable purchased on August 8, 2005, NETF may purchase up to 80% of our additional qualified accounts receivable in the future on the same terms.

        We believe that the NETF APLA facility will enable us to more effectively manage our liquidity. The facility is structured to provide us with the flexibility of matching the timing of cash outflows for product purchases to cash amounts that we collect from our customers. The financing fee under the facility is calculated on a monthly basis depending on our gross margin on such products, and days sales outstanding, which fee we anticipate will be less than prior fees charged under our prior financing arrangement with Textron. We may also use the APA facility as a general financing arrangement for certain product and services receivables.

        In June 2005, Casper Zublin, Jr. was appointed as our Chief Executive Officer, and Robert Webber was appointed our President, at which time we re-evaluated our business strategy with respect to our BPO segment and our available capital resources. We have recently taken certain steps to conserve our capital resources, including a projected reduction of our general and administrative expenses by approximately $1,600,000 from the year ended June 30, 2005 to the year ended June 30, 2006.

        We believe that these cost reduction measures, when taken together with the (a) $15,000,000 of additional equity capital expected to be raised as part of the Rights Offering, (b) $2,500,000 of proceeds received upon the issuance of the Bridge Notes, (c) restructuring of payments due under the Laurus Note and 9% Notes, have substantially improved our liquidity and that these measures will enable management to sustain our business at least through December 2007.

        The receipt of proceeds under the Rights Offering is subject to the Company's filing of a registration statement for the sale of such securities and a declaration of effectiveness of such registration statement by the Securities and Exchange Commission. While the Company intends to file a registration statement in the near future, there can be no assurance that such statement, if filed, will be declared effective or that the Company will be able to consummate the Rights Offering on the proposed terms or at all. Failure to complete the Rights Offering on the terms contemplated could have a material adverse effect on the Company's financial condition and operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

        In the future, we may expand the scope of our product and services offerings by pursuing acquisition candidates with complementary technologies, services or products. Should we commence such acquisitions, we believe that we would finance the transactions with a combination of our working capital and the issuance of additional securities. We may attempt to secure additional funding, including equity or debt financing where appropriate, for acquisitions. There can be no assurance, however, that we will be successful in identifying appropriate acquisition candidates or that, if appropriate candidates are identified, that we will be successful in obtaining the necessary financing to complete the acquisitions.

        In the event of any additional financing, any equity financing would likely result in dilution to our existing stockholders and any debt financing may include restrictive covenants. Should we require additional working capital, we would consider divesting certain of our contracts or other assets that may not be critical to the business.

Contractual Obligations

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Convertible Debt Obligations	9,616	1,810	7,806	—	—
Acquisition Debt	2,555	2,555	—	—	—
Operating Lease Obligations	2,084	677	1,030	374	3

Total	$14,255	$5,042	$8,836	$374	$3

        As of September 30, 2005, we had cash, cash equivalents and marketable securities of $1,721,000

Quantitative and Qualitative Disclosures about Market Risk

        Market risk associated with adverse changes in financial and commodity market prices and rates could impact our financial position, operating results or cash flows. We are exposed to market risk due to changes in interest rates such as the prime rate and LIBOR. This exposure is directly related to our normal operating and funding activities. Historically, and as of September 30, 2005, we have not used derivative instruments or engaged in hedging activities.

        The Laurus Funds convertible secured term note exposes us to risk of earnings or cash flow loss due to changes in interest rates, and requires interest to be paid at the greater of 4% or 1% over the prime rate. The table below provides information on the Laurus Funds Note as of September 30, 2005.

	Principal Balance	Interest Rate*
Laurus Secured Convertible Note	$6,649,999	7.75%

*
On September 20, 2005, the prime rate was increased to 6.75%. The interest rate on the Laurus Funds Note was 7.75% as of September 26, 2005.

Recent Accounting Standards

        In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123R "Share Based Payment". This statement is a revision of SFAS Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R addresses all forms of share based payment ("SBP") awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest that will result in a charge to operations. This statement is effective for public entities that do not file as small business issuers—as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company began implementing this policy for the three-month period ended September 30, 2005.

        In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153 "Exchanges of Nonmonetary Assets". This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement, which is to be applied prospectively are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2004. The adoption of this pronouncement is not expected to have material effect on the Company's financial statements.

        Emerging Issues Task Force ("EITF") Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus is effective for reporting periods ending after December 15, 2004. The adoption of this pronouncement is not expected to have material effect on the Company's financial statements.

Critical Accounting Policies and Estimates

        Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of goodwill, and accounting for discontinued operations.

        Revenue Recognition.    We apply the revenue recognition principles set forth under SOP 97-2 and SAB 104 with respect to all of our revenue. We adhere strictly to the criteria set forth in paragraph .08 of SOP 97-2 and outlined in SAB 104 which provides for revenue to be recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the vendor's fee is fixed or determinable, and (iv) collectability is probable. A summary of our revenue recognition policies, as they relate to our specific revenue streams, is as follows:

Computer Hardware Product Revenues

        We require our hardware product sales to be supported by a written contract or other evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any.

        Since our hardware sales are supported by a contract or other document that clearly indicates the terms of the transaction, and our selling price is fixed at the time the sale is consummated, we record revenue on these sales at the time in which we receive a confirmation that the goods were tendered at their destination when shipped "FOB destination," or upon confirmation that shipment has occurred when shipped "FOB shipping point."

Software Product Revenues

        We make substantially all of our software product sales as a reseller of licenses, which may include a post contract customer support arrangement and access to product and upgrades, and enhancements that are provided exclusively by the manufacturer following delivery and the customer's acceptance of the software product. We do not presently sell any software that we develop internally. Any responsibility for technical support and access to upgrades and enhancements to these software products are solely the responsibility of the software manufacturer, which arrangement is known to the customer at the time the sale is consummated. With respect to delivery, we require that the customer has received transfer of the software or, at a minimum, an authorization code, or key to permit access to the product. If a software license is delivered to the customer, but the license term has not begun, we do not record the revenue prior to inception of the license term.

        We require our software product sales to be supported by a written contract or other evidence of a sale transaction, which generally consists of a customer purchase order or on-line authorization. These forms of evidence clearly indicate the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. The selling prices of these products are fixed at the time the sale is consummated.

        For product sales, we apply the factors discussed in EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" in determining whether to recognize product revenues on a gross or net basis. In a substantial majority of our transactions, we (i) act as principal; (ii) take title to the products; and (iii) have the risks and rewards of ownership, including the risk of loss for collection, delivery or returns. For these transactions, we recognize revenues based on the gross amounts billed to our customers. In certain circumstances, based on an analysis of the factors set forth in EITF 99-19, we have determined that we were acting as an agent, and therefore recognize revenues on a net basis. For the year ended June 30, 2005, revenues recognized on a net basis totaled approximately $1,455,000, or 3% of total product revenues during the period.

IT Services Revenue

        We generally bill our customers for professional IT services based on hours of time that we spend on any given assignment at our hourly billing rates. As it relates to delivery of these services, we recognize revenue under these arrangements as the work is completed and the customer has indicated their acceptance of our services by approving a work order milestone or completion order. For certain engagements, we enter fixed bid contracts, and we recognize revenue as phases of the project are completed and accepted by our client. For our seat management services, we enter unit-price contracts (e.g., price per user for seat management), and we recognize revenue based on number of units multiplied by the agreed-upon contract unit price per month.

BPO Services Revenue

        For our business process outsourcing services, which primarily include our child support service contracts in the states of Kansas and Nebraska, we provide services under a fixed price (flat monthly fee) contract, and recognize revenue as the services are provided and billed. In the state of North Carolina, we have one contract subject to revenue-sharing related to child support services. Under that contract a fee from amounts collected is shared with the county on a percentage basis, and revenue is recognized monthly in arrears as a percentage of the total amount of collections received.

Collectibility of Receivables

        A considerable amount of judgment is required to assess the ultimate realization of receivables, including assessing the probability of collection and the current credit worthiness of our clients. Probability of collection is based upon the assessment of the client's financial condition through the review of its current financial statements or credit reports.

Goodwill

        SFAS 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (June 30th for DynTek) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We have recorded goodwill in connection with our acquisitions, most recently the acquisitions of Redrock in September 2004 and ITI in October 2004, and recorded goodwill in the amount of $4,664,000 and $6,568,000, respectively. In these instances, goodwill was determined by comparing the purchase price and related transaction costs with the fair value of the net tangible assets and liabilities acquired.

MANAGEMENT

Executive officers and directors

        Our executive officers and directors and their respective ages as of November 18, 2005 are as set forth below:

Name	Age	Position(s) with DynTek, Inc.
Casper Zublin, Jr.	43	Chief Executive Officer and Director
Robert I. Webber	46	President, Chief Financial Officer and Director
J. Michael Gullard(1)(2)	60	Director
Marshall Toplansky(1)(2)	54	Director
Wade Stevensen	42	Regional Vice President of MidWest region

(1)
Member of audit committee.

(2)
Member of compensation committee.

        Casper Zublin, Jr.    Mr. Zublin was appointed Chief Executive Officer in June 2005 and was appointed to the Board of Directors in October 2005. He joined DynTek in October 2004 as Chief Operating Officer. Previously, he served as President and CEO of Integration Technologies, Inc., which was acquired by DynTek in October 2004. From 1998 to 2000, he was President and CEO of AnySite Technologies, a business intelligence software development company, which was acquired first by Thompson Associates in April 2000, and later acquired by MapInfo Corporation 2002. From April 2000 to March 2002, he served as President of AnySite and Executive Vice President of Thompson Associates, Inc. Mr. Zublin previously served as President of Staffing, Inc., a national staffing services firm. In senior leadership roles for several high-growth technology companies, Mr. Zublin has been a four-time winner of the Inc. 500 award, which recognizes America's fastest-growing private companies. He is the Chairman of Talk About Curing Autism. He earned a B.A from Principia College, and an M.B.A. from the University of Chicago.

        Robert I. Webber.    Mr. Webber was appointed President of DynTek in June 2005. He joined DynTek as Chief Financial Officer and Executive Vice President in July 2004, and was appointed to the Board of Directors in November 2004. Previously, Mr. Webber has held several senior management positions in technology and service companies. From 2003 to July 2004, Mr. Webber was General Manager of privately-held Spectrus, Inc., a real property services firm, which grew to $250 million in revenues during his tenure. From 2000 to 2002, he was President and CEO of MindArrow Systems, Inc., a public company which was merged into Avalon Digital Marketing Systems, Inc. in late 2002. Avalon filed for protection under Chapter 11 of the Federal Bankruptcy Code in September 2003, and emerged from Chapter 11 in November 2004. Mr. Webber served as Chairman of the reorganized Avalon Board of Directors until October 2005. Previously, he served as President and CEO of two privately-held technology firms, worked several years for the management consulting firm, McKinsey & Company, Inc., and practiced corporate and securities law with Skadden, Arps, Slate, Meagher & Flom in Los Angeles, California. Mr. Webber holds a B.A. from B.Y.U., a J. D. degree from Columbia Law School, and an M.B.A. from Harvard Business School.

        J. Michael Gullard.    Mr. Gullard has been a director since June 2005 and was appointed Chairman of the Board of Directors in October 2005. Mr. Gullard has been the General Partner of Cornerstone Management, a venture capital and consulting firm specializing in software and data communications companies since 1984. He currently serves as a director of JDA Software, Inc., and Celeritek, Inc., both publicly-held companies, and as the Chairman of Mainsoft, Inc., a privately-held company. From 1992 to 2004, he served as Chairman of NetSolve, Incorporated, a publicly-held corporation that provides IT infrastructure management services on an outsourced basis. From 1996 to 2004, Mr. Gullard also served as Chairman of Merant PLC (formerly Micro Focus Group Ltd.), a publicly-held corporation that specializes in change management software tools. Previously, Mr. Gullard held a variety of senior financial and operational management positions at Intel Corporation. Mr. Gullard holds a B.A. degree in Economics from Stanford University, and an M.B.A. from Stanford's Graduate School of Business.

        Marshall Toplansky.    Mr. Toplansky has been a director since October 2002. Since 2002, Mr. Toplansky has served as Vice President, Marketing Insight and Strategy at Gateway, Inc. From 2000 to 2002, Mr. Toplansky was a marketing consultant for DynTek. Mr. Toplansky founded the consulting firm Core Strategies in 1996, of which he remains CEO. The firm specializes in evaluating marketing strategies and identifying growth opportunities for technology-based companies. From 1994 to 1996, he served as Senior Vice President of Sales and Marketing for enterprise software publisher Open Environment. He was Vice President of Marketing for modem manufacturer U.S. Robotics from 1989 to 1994. Mr. Toplansky's other positions have involved advertising and data base direct marketing management, primarily with Ogilvy & Mather. Mr. Toplansky currently serves on the Board of Directors of Computing Technology Industry Association, the country's largest technology trade association, and the Harvard Business School Association of Orange County. Mr. Toplansky holds a B.A. in Political Science/Chinese from S.U.N.Y. at Albany and an M.B.A. from Harvard Business School.

        Wade Stevenson.    Mr. Stevenson was appointed Regional Vice President of DynTek's MidWest region and corporate VP of Business Development in November 2004. He has served as Vice President of Finance and an officer of DynTek since February 2001, and served as Director of Finance for Data Systems Network Corporation, which merged with DynTek in 2000, since 1998. From 1989 to 1998, Mr. Stevenson served as Regional Vice President of Finance and held several financial management positions for Waste Management, Inc., a Fortune 500. Mr. Stevenson is a Certified Public Accountant in the state of Michigan. He earned a B.S. degree in accounting from the University of North Carolina.

        There are no family relationships among any of our directors or executive officers. We currently have one vacancy on our Board of Directors resulting from the resignation of Brian D. Bookmeier on November 17, 2005.

Compensation of Directors

        On June 27, 2005, our board of directors revised the amount of compensation that DynTek will pay to its directors, effective July 1, 2005. The board of directors eliminated all compensation for employee directors. Under the revised compensation structure, non-employee directors will receive an annual retainer of $5,000, representing a decrease of $20,000 per director. Previously, all directors were entitled to receive an annual retainer of $25,000. In addition, each non-employee director will receive $1,500 for each meeting attended in person, up to five meetings, and $500 for each meeting attended telephonically. Previously, members of the board of directors did not receive separate meeting fees. The Chairman of the Audit Committee will receive an additional $5,000, a decrease of $45,000 from prior compensation, and the Chairman of the Compensation Committee will receive an additional $2,500, a decrease of $22,500. Currently, Mr. Gullard is chairman of the Audit Committee and Mr. Toplansky is chairman of the Compensation Committee. Other members of the Audit Committee and Compensation Committee will receive a $2,000 annual cash retainer for committee service. Each non-employee director will also receive an option grant to purchase 100,000 shares of our Common Stock, which will vest on the first anniversary of the grant date. Previously, we granted annual options to purchase 10,000 shares of our Common Stock. The board of directors believes that these modifications represent an annual savings to DynTek of approximately $150,000 in cash fees, assuming there are three non-employee directors. The board of directors also believes that the new director compensation structure is commensurate with other public companies of similar size and better aligns director and shareholder interests.

        During the fiscal year ended June 30, 2005, our non-employee directors received the following cash compensation (excluding expense reimbursement) as directors: Mr. Gullard received $0, Mr. Bookmeier received $25,000 and Mr. Toplansky received $25,000. Steven J. Ross, who was our Chief Executive Officer until June 2005 and a director until September 2005, received $25,000 in cash compensation as a director during the fiscal year ended June 30, 2005.

        Each director, whether or not employed by us, will be eligible to receive nonqualified stock options and shares of restricted stock pursuant to the terms of the 2005 Stock Incentive Plan.

Compensation committee interlocks and insider participation

        During fiscal 2005, no member of the Compensation Committee or executive officer of DynTek served as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or Compensation Committee.

Executive officer compensation

        The following table sets forth information for the years ended June 30, 2003, 2004 and 2005 regarding the compensation of our Chief Executive Officer, each of our three other most highly compensated executive officers whose total annual salary and bonus for such fiscal years were in excess of $100,000. These officers are sometimes referred to herein as the "named executive officers."

Summary Compensation Table

						Long-Term Compensation
		Annual Compensation
Name and Principal Position	Fiscal Year					Securities Underlying Options (#)	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other ($)
Casper Zublin, Jr.(1) Chief Executive Officer and Chief Operating Officer	2005	212,500	15,000	—		80,000	—
Steven J. Ross(2) President, Chief Executive Officer and Chairman of the Board	2005 2004 2003	440,000 430,000 400,000	135,000 125,000 100,000	25,000 100,000 25,000	(2)	1,320,000 10,000 —	10,000 12,669 —
Robert I. Webber,(3) President and Chief Financial Officer	2005	288,654	45,000	—		660,000	3,000
Wade Stevenson, Vice President	2005 2004 2003	160,000 155,000 140,000	15,000 10,000 10,000	— — —		150,000 — —	3,607 6,065 —

(1)
Mr. Zublin joined DynTek in October 2004. In July 2005, he received a grant of 1,000,000 options in connection with his appointment to Chief Executive Officer. At that time his annual base salary was reduced to $250,000.

(2)
Mr. Ross resigned as President, Chief Executive Officer and Chairman, as of June 30, 2005, and as director on September 30, 2005. His options were cancelled in June 2005. Mr. Ross received $75,000 in consideration for the early termination of the December 10, 2001 Employment Agreement in fiscal 2004. Additionally, Mr. Ross received $25,000 for his service on the Board of Directors in each of fiscal 2003, 2004, and 2005.

(3)
Mr. Webber joined DynTek at the end of July 2004. In July 2005, he received a grant of 1,000,000 options in connection with his appointment to President. At that time his annual base salary was reduced to $250,000.

Option Grants

        Option Grants During Last Fiscal Year.    The following table sets forth certain information concerning individual grants of stock options made during the fiscal year ended June 30, 2005 to each of the named executive officers in the Summary Compensation Table above.

					Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
		Percent of Total Options Granted to Employees in Fiscal Year
Name	Options Granted (# of Shares)		Exercise Price ($/Share)(1)	Expiration Date
					5%($)	10%($)
Steven J. Ross(3)	1,320,000	31%	0.58	11/9/14	164,992	355,560
Robert I. Webber(4)	660,000	16%	0.58	11/9/14	82,496	177,657
Casper Zublin, Jr.(4)	80,000	<1%	0.65	10/15/14	11,206	24,133
Wade Stevenson	150,000	4%	0.58	11/9/14	18,749	40,377

(1)
The per share exercise price of all options granted is the fair market value of DynTek's Common Stock on the date of grant. Options have a term of 10 years and become exercisable in four equal annual installments commencing one year after the grant date.

(2)
In accordance with SEC rules, these columns show gains that could accrue for the respective options, assuming that the market price of DynTek Common Stock appreciates from the date of grant over a period of 10 years at an annualized rate of 5% and 10%, respectively. If the stock price does not increase above the exercise price at the time of exercise, the realized value from these options will be zero.

(3)
In connection with his resignation as President and Chief Executive Officer in May 2005, Mr. Ross relinquished all options previously granted.

(4)
660,000 options held by Mr. Webber and 80,000 options held by Mr. Zublin were cancelled on September 30, 2005.

        Option Exercises in Last Fiscal Year and Fiscal Year End Option Values.    The following table sets forth the information with respect to stock option exercises during the year ended June 30, 2005, by the executive officers named in the Summary Compensation Table above, and the number and value of securities underlying unexercised options held by such executive officers at June 30, 2005.

Aggregate Option Exercises in Fiscal 2005 and Fiscal
Year-End Option Values

			Number of Securities Underlying Unexercised Options At June 30, 2005 (#)		Value of Unexercised In-the- Money Options at June 30, 2005 ($)(1)
	Shares Acquired Upon Exercise(#)
Name		Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Steven J. Ross	—	0	1,614,000	660,000	0	0
Robert I. Webber(3)	—	0	0	660,000	0	0
Casper Zublin, Jr.(3)	—	0	0	80,000	0	0
Wade Stevenson	—	0	15,000	150,000	0	0

(1)
Closing price of our Common Stock at fiscal year-end minus the exercise price. The fair market value of our Common Stock at the close of business on June 30, 2005 as reported on the OTC Bulletin Board was $0.29 per share.

(2)
In connection with his resignation as President and Chief Executive Officer in May 2005, Mr. Ross relinquished all options previously granted.

(3)
660,000 options held by Mr. Webber and 80,000 options held by Mr. Zublin were cancelled on September 30, 2005.

Employment and Change in Control Agreements

        On May 26, 2005, we entered into a Separation Agreement and General Release dated May 26, 2005 with Steven J. Ross in connection with Mr. Ross' resignation as DynTek's Chairman, President and Chief Executive Officer effective as of June 30, 2005. The Separation Agreement provides for the mutual termination of that certain Employment Agreement dated July 1, 2004 by and between DynTek and Mr. Ross, salary continuation for Mr. Ross through May 31, 2006, based on his annual salary of $440,000, a bonus of $110,000 payable in equal installments on regularly scheduled paydays over a six-month period, and continuation of insurance benefits during this same period. In the event that Mr. Ross, despite good faith, diligent efforts to obtain employment, has not become employed in a position reasonably similar to his position at DynTek prior to May 31, 2006, Mr. Ross will continue to receive payment of his salary as well as insurance benefits until the earlier of (i) the expiration of an additional six-month period or (ii) Mr. Ross' acceptance of employment. In addition, we will reimburse Mr. Ross for certain monthly lease payments and utilities and similar related expenses under a lease agreement for an apartment used by DynTek personnel, and Mr. Ross will be entitled to retain certain equipment issued to him by DynTek. DynTek granted to Mr. Ross an option under the 2005 Stock Incentive Plan to purchase 1,320,000 shares of the our Common Stock and all previously existing options held by Mr. Ross will be returned to DynTek. The Separation Agreement provides for a mutual release, as well as certain non-solicitation and non-competition covenants by Mr. Ross in favor of DynTek.

        On July 13, 2005, we entered into an employment agreement with Robert I. Webber in connection with Mr. Webber's appointment as President and continued employment as Chief Financial Officer of DynTek. The employment agreement supercedes that certain employment agreement entered into by and between DynTek and Mr. Webber dated August 1, 2004, the term of which expired on July 31, 2005. The current Employment Agreement has an initial term of one year, which term is automatically renewed for successive additional one-year periods. Mr. Webber is entitled to receive a base salary of $250,000, an annual bonus which is based upon the achievement of criteria and in amounts pursuant to a bonus plan to be established by the Compensation Committee, an option to purchase 1,000,000 shares of our Common Stock at $0.30 cents per share, vesting over two years in equal monthly installments, and participation in all DynTek-sponsored benefits plans. In the event that Mr. Webber's employment is terminated without cause, he will be entitled to receive his base salary and medical and insurance benefits for 12 months, and all options granted to him would vest and become immediately exercisable. If Mr. Webber's employment is terminated by the DynTek within three months before or after a change in control, or if he resigns as the result of a material reduction in his duties or constructive termination following a change in control, in addition to the amounts otherwise payable, Mr. Webber will be entitled to receive his base salary, plus annual bonus, and medical and other insurance benefits for a period of 24 months and all options granted to Mr. Webber shall vest and become immediately exercisable.

        On July 13, 2005, we entered into an employment agreement with Casper Zublin, Jr. in connection with Mr. Zublin's appointment as our Chief Executive Officer. The employment agreement supercedes the employment agreement entered into by and between us and Mr. Zublin dated October 15, 2004, the term of which expired on June 30, 2005. The current employment agreement, which became effective on August 1, 2005, has an initial term of one year, which term is automatically renewed for successive additional one-year periods. Mr. Zublin is entitled to receive a base salary of $250,000, an annual bonus which is based upon the achievement of criteria and in amounts pursuant to a bonus plan to be established by the Compensation Committee, an option to purchase 1,000,000 shares of our Common Stock at $0.30 per share, vesting over two years in equal monthly installments, and participation in all of our sponsored benefit plans. In the event that Mr. Zublin's employment is terminated without cause, he will be entitled to receive his base salary and medical and insurance benefits for 12 months, and all options granted to him would vest and become immediately exercisable. If Mr. Zublin's employment is terminated by us within three months before or after a change in control, or if he resigns as the result of a material reduction in his duties or constructive termination following a change in control, in addition to the amounts otherwise payable, Mr. Zublin will be entitled to receive his base salary, plus annual bonus, and medical and other insurance benefits for a period of 24 months and all options granted to Mr. Zublin shall vest and become immediately exercisable.

Limitation of liability and indemnification matters

        In addition to the indemnification provisions contained in our certificate of incorporation and bylaws, we have entered into separate indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify each such director and officer against expenses, including attorneys' fees, judgments, fines and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as our director or officer, other than such liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us. We also provide director and officer liability insurance to our directors and officers at our expense.

RELATED PARTY TRANSACTIONS

        In October 2004, we acquired ITI. The consideration payable to the shareholders of ITI included a cash payment due July 30, 2005. As of September 19, 2005, we had not paid certain shareholders of ITI their respective portions of this payment owed, which payments are referred to as the Acquisition Payments. One of these shareholders is Casper Zublin, Jr., our current Chief Executive Officer and a director. As of such date, the balance outstanding of the Acquisition Payments was $2,574,736. To satisfy the Acquisition Payments, we issued to such ITI shareholders secured promissory notes, which are referred to as the ITI Notes, each bearing simple interest at a rate of 8.9% per annum in the aggregate principal amount of the Acquisition Payments. The principal amount of the Notes shall be paid in aggregate installments of $643,684 on September 23, 2005, $643,684 on January 15, 2006, $643,684 on April 15, 2006 and $643,684 on July 31, 2006.

        All interest payments under the Notes will be paid in cash, except for the interest payments due and payable under the Note issued to the C.W. Zublin, Jr. Trust, the trustee of which is Casper Zublin, Jr., our Chief Executive Officer, which note is referred to as the Zublin Note. Under the Zublin Note, interest shall be paid by issuing to the holder that number of whole shares of our Common Stock equal to the accrued and unpaid interest divided by the lower of (i) the average of the per share closing prices of our Common Stock as reported on the OTC Bulletin Board, or other exchange or similar market on which our Common Stock is regularly traded, if not traded on the OTC Bulletin Board, for the 20 trading days ending on the second trading day prior to July 31, 2006, or (ii) the price per share our Common Stock paid by investors at the closing of the next "Qualified Financing," as such term is defined in the Zublin Note to occur after September 20, 2005. The closing bid price for our Common Stock on October 23, 2005 was $0.23. Using this per share price, it is estimated that we would issue approximately 305,000 shares of Common Stock pursuant to the Zublin Note.

        Except as described above, there were no transactions in which the amount involved exceeded $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest since the beginning of our fiscal year ending June 30, 2005, other than any compensation arrangements that are described under "Compensation of Directors" and "Executive Officer Compensation."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of our Common Stock as of November 18, 2005, by:

  •
  each of our directors;

  •
  each of the executive officers named in the Summary Compensation Table;

  •
  all of our current directors and executive officers as a group; and

  •
  each person or entity (or group of affiliated persons or entities) who is known by us to own beneficially more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(2)	Approximate Percentage Owned
Directors and Named Executive Officers
Marshall Toplansky(3)	220,000	*
J. Michael Gullard(4)	100,000	*
Wade Stevenson(5)	192,250	*
Robert I. Webber(6)	1,050,000	1.3%
Casper Zublin, Jr.(7)	2,694,187	3.3%
All Executive Officers and Directors as a group (5 persons)(3)(4)(5)(6)(7)	4,386,437	5.4%
5% Stockholders
Laurus Master Fund, Ltd.(8) PO Box 1234 G.T. Queensgate House South Church Street Grand Cayman, Cayman Islands	11,701,918	14.4%
Lloyd I. Miller III(9) 4650 Gordon Drive Naples, FL 33940	8,605,522	10.6%
Richard Smithline(10) 350 Madison Avenue New York, NY 10017	10,623,907	9.9%
Bryant R. Riley(11) 11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025	4,136,854	5.1%

*
Less than 1%

(1)
Except as set forth in the footnotes to this table, the business address of each director and executive officer listed is c/o DynTek, Inc., 19700 Fairchild Road, Suite 230, Irvine, California 92612.

(2)
This table is based upon information supplied by officers and directors, and with respect to principal stockholders, Schedules 13D and 13G filed with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Applicable percentage ownership is based on 81,164,636 shares of Common Stock outstanding as of November 22, 2005. In computing the number of shares beneficially owned by a person and the percentage ownership of that person shares of Common Stock subject to options and warrants currently exercisable, or exercisable within 60 days of

  November 3, 2005, are deemed outstanding. Except as otherwise noted, we believe that each of the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

(3)
Includes 100,000 shares of Common Stock issuable upon exercises of options at $3.00 per share, 20,000 options to purchase shares of Common Stock issuable upon exercises of options at prices between $0.80 and $1.00 per share, and 100,000 shares of Common Stock issuable upon exercises of options at $0.25 per share.

(4)
Includes 100,000 shares of Common Stock issuable upon exercises of options at $0.25 per share.

(5)
Consists of options to purchase 192,250 shares of Common Stock at exercise prices between $0.58 and $2.04 per share.

(6)
Includes 50,000 shares acquired at $0.58 per share and options to purchase 1,000,000 shares of Common Stock at $0.30 per share.

(7)
Includes 1,694,187 shares acquired at $0.36 per share in connection with the sale of ITI to DynTek and 1,000,000 shares of Common Stock issuable upon exercises of options at $0.30 per share.

(8)
Consists of 10,230,768 shares issuable upon the conversion of a Convertible Term Note and 1,471,150 shares issuable upon the exercise of Common Stock purchase warrants at an exercise price of $0.25 per share. Laurus Master Fund, Ltd. has contractually agreed to beneficial ownership limitations that restrict the conversion or exercise of securities held by Laurus to less than 5% at any point in time.

(9)
Includes 5,124,476 shares of Common Stock held by Lloyd I. Miller, III Trust A-4, 2,500,277 shares of Common Stock held by Milfam II. L.P., and 980,769 shares issuable upon the exercise of warrants at an exercise price of $0.22 per share.

(10)
Comprised of 2,884,615 shares of Common Stock held by CAMOFI Master LDC ("CAMOFI") (formerly DCOFI Master LDC), of which Mr. Smithline is a director; 4,452,862 shares of Common Stock underlying convertible notes held by CAMOFI; 1,891,089 shares of Common Stock underlying warrants held by CAMOFI; 1,210,096 shares of Common Stock held by Centrecourt Asset Management LLC (formerly DC Asset Management LLC), of which Mr. Smithline is the Managing Member; 25,532 shares of Common Stock held by Mr. Smithline personally; and 159,713 shares of Common Stock underlying Warrants held by Mr. Smithline personally. Pursuant to the terms of certain convertible notes and warrants held by the foregoing investors, the number of shares of Common Stock that may be acquired by the holder of any such convertible notes and warrants upon any conversion thereof (or otherwise in respect thereof) shall be limited to the extent necessary to insure that, following such conversion (or other issuance), the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.9% of the total number of issued and outstanding shares of Common Stock. Thus, if not for the 9.9% restriction described above, the ownership percentage held by Mr. Smithline would be 13.1%.

(11)
Includes 3,656,085 shares owned by SACC Partners LP and 480,769 shares owned by B. Riley & Co., Inc. Because Riley Investment Management LLC has sole voting and investment power over SACC Partner LP's security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 3,656,085 shares owned of record by SACC Partners LP. Because Mr. Riley has sole voting and investment power over B. Riley & Co., Inc.'s security holdings, both B. Riley &

  Co., Inc. and Mr. Riley may be deemed to have beneficial ownership of the 480,769 shares of DynTek's Common Stock owned of record by B. Riley & Co., Inc.

SELLING STOCKHOLDERS

        In addition to the shares issuable upon the exercise of the rights distributed to our stockholders, we are registering an aggregate of 37,527,481 shares of our Common Stock on behalf of selling stockholders. Of the 37,527,481 shares, 28,980,000 shares are issuable upon conversion of convertible notes, after giving effect to antidilution adjustments resulting from the rights offering, and 8,547,481 shares are issuable upon exercise of warrants as of the record date,                         , 2005. The selling stockholders are persons to whom we have previously granted the right to have their shares of Common Stock, or shares of common underlying their convertible notes or warrants, registered in the event of a registration of our securities.

        The following table sets forth the name of each selling stockholder, the aggregate number of shares of Common Stock beneficially owned by each selling stockholder as of November 23, 2005, the aggregate number of shares of Common Stock that each selling stockholder may offer and sell pursuant to this prospectus and the percentage ownership of the outstanding shares of our Common Stock for each selling stockholder.

        The selling stockholders hold the following convertible securities:

        Up to 28,980,000 shares of Common Stock issuable upon conversion of the Amended 9% Senior Subordinated Convertible Notes held by CAMOFI Master LDC, Cambria Capital, Sunrise Equity Partners, TCMP3 Partners, Inc., Bushido Capital Master Fund L.P., DKR Soundshore Oasis Holding Fund, Ltd., Sands Brothers Venture Capital LLC, Sands Brothers Venture Capital III LLC, Sands Brothers Venture Capital IV LLC, Alpha Capital AG, LH Financial, Cranshire Capital, LP, Alki Partners, LP and Alki Fund Ltd. These persons are collectively referred to as the Amended 9% Note Holders.

        Up to 5,770,208 shares of Common Stock issuable upon exercise of warrants held by the Amended 9% Note Holders. The warrants were issued in connection with such investors' loan in the aggregate amount of $4.5 million on October 15, 2004, and amendments thereto.

        Up to 1,000,000 shares of Common Stock issuable upon exercise of warrants held by SACC Partners LP and Lloyd Miller issued to those investors in connection with DynTek's October 26, 2005 bridge financing.

        Up to 1,777,273 shares of Common Stock issuable pursuant upon exercise of warrants held by Centrecourt Asset Management.

        Because each selling stockholder may offer all or a portion of the shares of Common Stock offered by this prospectus at any time, and from time to time after the date hereof, no estimate can be made of the number of shares that each selling stockholder may retain upon completion of this offering.

Name	Number of Shares Beneficially Owned	Number of Shares Offered Hereby	Approximate Percentage Owned Post-Offering(1)
Richard Smithline (2)	17,661,608	13,381,652	1.7%
Cambria Capital (3)	2,522,692	2,522,692	*
Sunrise Equity Partners (4)	224,781	224,781	*
TCMP3 Partners, Inc. (5)	1,513,616	1,513,616	*
Bushido Capital Master Fund L.P. (6)	2,522,692	2,522,692	*
Gamma Opportunity Capital Partners (7)	2,522,692	2,522,692	*
DKR Soundshore Oasis Holding Fund, Ltd. c/o DKR Capital Partners (8)	2,522,692	2,522,692	*
Sands Brothers Venture Capital LLC (9)	357,214	357,214	*
Sands Brothers Venture Capital III LLC (10)	2,500,492	2,500,492	*
Sands Brothers Venture Capital IV LLC (11)	714,427	714,427	*
Alpha Capital AG, LH Financial (12)	2,502,509	2,502,509	*
Cranshire Capital, LP (13)	2,522,692	2,522,692	*
Alki Partners, LP (14)	1,362,253	1,362,253	*
Alki Fund Ltd. (15)	1,160,440	1,160,440	*
RHP Master Fund, Ltd. Rock Hill Investment Management, L.P. (16)	196,642	196,642	*
Lloyd I. Miller III (17)	8,605,522	500,000	3.5%
Bryant R. Riley (18)	4,136,854	500,000	1.7%
Total	53,549,818	37,527,486	6.9%

*
Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Applicable percentage ownership is based on 243,493,908 shares of Common Stock outstanding, which is the number of shares outstanding on November 23, 2005 plus the maximum number of shares issuable upon exercise of all rights in the rights offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants currently exercisable, or exercisable within 60 days of November 23, 2005, are deemed outstanding, and as adjusted for the antidilution effects of the rights offering. Except as otherwise noted, we believe that each of the stockholders named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws. The information with respect to beneficial ownership is based upon record ownership data provided by our transfer agent, information as supplied or confirmed by selling stockholders or based upon our actual knowledge.

(2)
Comprised of 2,884,615 shares of Common Stock held by CAMOFI Master LDC ("CAMOFI") (formerly DCOFI Master LDC), of which Mr. Smithline is a director; 9,796,296 shares of Common Stock underlying 9% convertible notes held by CAMOFI; 1,808,083 shares of Common Stock underlying warrants held by CAMOFI; 1,210,096 shares of Common Stock held by Centrecourt Asset Management LLC (formerly DC Asset Management LLC), of which Mr. Smithline is the Managing Member; 1,777,273 shares issuable pursuant to warrants held by Centrecourt and issued in connection with the grant of certain consents in DynTek's October 26, 2005 bridge financing;

  25,532 shares of Common Stock held by Mr. Smithline personally; and 159,713 shares of Common Stock underlying Warrants held by Mr. Smithline personally. Pursuant to the terms of certain convertible notes and warrants held by the foregoing investors, the number of shares of Common Stock that may be acquired by the holder of any such convertible notes and warrants upon any conversion thereof (or otherwise in respect thereof) shall be limited to the extent necessary to insure that, following such conversion (or other issuance), the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.9% of the total number of issued and outstanding shares of Common Stock. Thus, if not for the 9.9% restriction described above, the ownership percentage for the 17,661,608 shares held by Mr. Smithline would be 6.9%.

(3)
Includes 393,062 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 2,129,630 shares issuable upon conversion of 9% convertible notes.

(4)
Consists of 224,781 shares issuable pursuant to warrants issued in connection with 9% convertible notes.

(5)
Includes 235,838 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 1,277,778 shares issuable upon conversion of 9% convertible notes.

(6)
Includes 393,062 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 2,129,630 shares issuable upon conversion of 9% convertible notes.

(7)
Includes 393,062 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 2,129,630 shares issuable upon conversion of 9% convertible notes.

(8)
Includes 393,062 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 2,129,630 shares issuable upon conversion of 9% convertible notes.

(9)
Includes 55,658 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 301,556 shares issuable upon conversion of 9% convertible notes.

(10)
Includes 389,603 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 2,110,889 shares issuable upon conversion of 9% convertible notes.

(11)
Includes 111,316 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 603,111 shares issuable upon conversion of 9% convertible notes.

(12)
Includes 389,916 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 2,112,593 shares issuable upon conversion of 9% convertible notes.

(13)
Includes 393,062 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 2,129,630 shares issuable upon conversion of 9% convertible notes.

(14)
Includes 212,253 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 1,150,000 shares issuable upon conversion of 9% convertible notes.

(15)
Includes 180,810 shares issuable pursuant to warrants issued in connection with 9% convertible notes and 979,630 shares issuable upon conversion of 9% convertible notes.

(16)
Includes 196,642 shares issuable pursuant to warrants.

(17)
Includes 5,124,476 shares of Common Stock held by Lloyd I. Miller, III Trust A-4, 2,500,277 shares of Common Stock held by Milfam II. L.P., and 980,769 shares issuable upon the exercise of warrants at an exercise price of $0.22 per share.

(18)
Includes 3,656,085 share owned by SACC Partners LP and 480,769 shares owned by B. Riley & Co., Inc. Because Riley Investment Management LLC has sole voting and investment power over SACC Partner LP's security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners

  LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 3,656,085 shares owned of record by SACC Partners LP as of the effective time of this registration statement. Because Mr. Riley has sole voting and investment power over B. Riley & Co., Inc.'s security holdings, both B. Riley & Co., Inc. and Mr. Riley may be deemed to have beneficial ownership of the 480,769 shares of DynTek's Common Stock owned of record by B. Riley & Co., Inc.

        As for material relationships with selling stockholders during the past three years, we entered into a note purchase agreement with SACC Partners LP and Lloyd Miller dated October 26, 2005 with respect to the private placement of $2.5 million in 12% notes and ten year warrants to purchase one million shares of Common Stock. We anticipate that we will enter into a standby purchase agreement with the same persons.

Plan of Distribution for Selling Stockholders

        We are registering 37,527,481 shares of Common Stock offered for sale by this prospectus on behalf of selling stockholders. We will also pay all costs, expenses and fees in connection with the registration of the shares. However, selling stockholders will pay all brokerage commissions, underwriting discounts, commissions, transfer taxes and other similar selling expenses, if any, associated with the sale of the shares of Common Stock by them.

        Selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Selling stockholders will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time. Such transactions may, or may not, involve brokers or dealers. To the best of our knowledge, selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of Common Stock offered by this prospectus; however, selling stockholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future.

        Selling stockholders may effect such transactions by selling shares of Common Stock directly to purchasers or to or through broker-dealers, which may act as agents or principals, or other agents. Such broker-dealers or other agents may receive compensation in the form of discounts, concessions, or commissions from selling stockholders and/or the purchasers of shares of Common Stock for whom such broker-dealers or other agents may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer or other agent might be in excess of customary commissions). There can be no assurance that all or any part of the shares offered hereby will be sold by selling stockholders.

        As selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and the rules promulgated thereunder and they may be subject to certain statutory liabilities under the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, selling stockholders and any other person participating in the offering will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M under the Exchange Act, which may limit the timing of purchases and sales. These restrictions may affect the marketability of the Common Stock and the ability of any person to engage in market-making activities with respect to the Common Stock. Any shares of Common Stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under the terms of this prospectus. In addition, subject to applicable state and foreign laws, selling stockholders may sell their Common Stock outside the United States pursuant to Rules 903 and 904 of Regulation S under the Securities Act.

        To comply with the securities laws of certain jurisdictions, the shares of Common Stock offered by this prospectus may need to be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of Common Stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with. If a selling stockholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) or supplement this prospectus to disclose other material arrangements regarding the plan of distribution.

LEGAL MATTERS

        Selected legal matters with respect to the validity of the securities offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

        Our financial statements as of and for the years ended June 30, 2003, 2004 and 2005, included in this prospectus and the related financial statement schedule included elsewhere in this registration statement have been audited by Marcum & Kliegman LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in this prospectus, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the Securities and Exchange Commission that contains this prospectus. The registration statement relates to the subscription rights being offered by us and the Common Stock issuable upon exercise of the rights. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the Common Stock offered hereby, please refer to the registration statement and its exhibits and schedules for further information relating to Dyntek and our Common Stock.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission's website on the World Wide Web at the following address: http://www.sec.gov.

DYNTEK, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We have audited the accompanying consolidated balance sheets of DynTek, Inc. and Subsidiaries as of June 30, 2005, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company has had recurring losses and a significant working capital deficiency as of June 30, 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                      /s/ Marcum & Kliegman LLP

New York, New York
September 27, 2005

DYNTEK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	June 30, 2005	June 30, 2004
ASSETS
CURRENT ASSETS:
Cash	$963	$2,810
Cash—Restricted	334	479
Accounts receivable, net of allowance for doubtful accounts of $618 and $240	17,894	12,045
Inventory	1,666	1,399
Prepaid expenses and other current assets	75	54
Other receivables	125	88

TOTAL CURRENT ASSETS	21,057	16,875
RESTRICTED CASH—over one year	231	91
INVESTMENTS—Marketable Securities	—	78
INVESTMENTS—Preferred Stock	—	1,104
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $3,233 and $3,035	959	519
GOODWILL	18,579	19,869
CAPITALIZED SOFTWARE COSTS, net of accumulated amortization of $972 and $809	—	163
ACQUIRED CUSTOMER LISTS, net of accumulated amortization of $9,609 and $7,136	4,637	5,542
PURCHASED SOFTWARE, net of accumulated amortization of $690 and $671	—	19
DEFERRED FINANCING COSTS, net of accumulated amortization of $476 and $77	1,002	655
NOTES RECEIVABLE, long term	—	548
DEPOSITS AND OTHER ASSETS	871	186

	$47,336	$45,649

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Cash overdraft	$1,274	$280
Accounts payable	8,937	5,617
Line of credit	4,697	2,454
Acquisition indebtedness	3,676	—
Accrued expenses	2,564	1,468
Deferred revenue	996	559
Notes payable-accrued interest	184	79
Notes payable-current portion	3,621	1,812
Current liabilities of discontinued operations	329	4,181

TOTAL CURRENT LIABILITIES	26,278	16,450
DEFERRED REVENUE—long term	588	91
ACQUISITION DEBT—long term	644	—
LONG TERM NOTES PAYABLE	6,371	3,505

TOTAL LIABILITIES	33,881	20,046

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; 583,124 and 683,317 shares issued and outstanding as of June 30, 2005 and June 30, 2004, respectively (Liquidation preference $1,315,761)	1	1
Class A Common stock, $0.0001 par value, 150,000,000 shares authorized; 75,426,764 and 58,430,597 shares issued and outstanding as of June 30, 2005 and June 30, 2004, respectively	5	5
Additional paid-in capital	109,551	100,822
Common stock to be issued in connection with acquisition (4,280,000 shares)	1,544	—
Accumulated other comprehensive loss	—	(170)
Accumulated deficit	(97,646)	(75,055)

TOTAL STOCKHOLDERS' EQUITY	13,455	25,603

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$47,336	$45,649

See notes to consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

	Years Ended June 30,
	2005	2004	2003
REVENUES
Product Revenues	$45,490	$22,782	$21,882
Service Revenues	31,069	27,165	30,765

TOTAL REVENUES	76,559	49,947	52,647

COST OF REVENUES
Cost of Products	38,499	19,031	18,540
Cost of Services	24,167	21,980	24,548

TOTAL COST OF REVENUES	62,666	41,011	43,088

GROSS PROFIT	13,893	8,936	9,559

OPERATING EXPENSES:
Selling	11,693	7,125	7,443
General and administrative	7,045	5,050	3,759
Depreciation and amortization	3,171	2,985	2,729
Impairment of goodwill	12,897	11,600	600

TOTAL OPERATING EXPENSES	34,806	26,760	14,531

LOSS FROM OPERATIONS	(20,913)	(17,824)	(4,972)

OTHER INCOME (EXPENSE)
Loss on marketable securities	(250)	(207)	—
Equity interest in loss of investee	—	(64)	(72)
Interest expense	(2,138)	(942)	(1,175)
Interest income	30	102	69
Other income (expense), net	(1,141)	—	1,947

TOTAL OTHER INCOME (EXPENSE)	(3,499)	(1,111)	769

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(24,412)	(18,935)	(4,203)
INCOME TAX	(25)	—	—

LOSS FROM CONTINUING OPERATIONS	(24,437)	(18,935)	(4,203)

DISCONTINUED OPERATIONS
Gain (loss) on disposal of discontinued operations	—	392	(6,309)
Gain (loss) on discontinued operations	1,846	(456)	(3,257)

TOTAL GAIN (LOSS) FROM DISCONTINUED OPERATIONS	1,846	(64)	(9,566)

NET LOSS	$(22,591)	$(18,999)	$(13,769)

NET LOSS PER SHARE:
Continuing operations	$(0.38)	$(0.40)	$(0.12)
Discontinued operations	0.03	—	(0.26)

NET LOSS PER SHARE—basic and diluted	$(0.35)	$(0.40)	$(0.38)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION—BASIC AND DILUTED	64,662,774	47,301,707	36,639,261

NET LOSS	$(22,591)	$(18,999)	$(13,769)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Unrealized gain (loss) on available-for-sale securities	—	74	(113)

COMPREHENSIVE LOSS	$(22,591)	$(18,925)	$(13,882)

See notes to consolidated financial statements.

DYNTEK INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands)

	Preferred Stock		Class A Common Stock			Class B Common Stock
									Unrealized Gain (loss) Securities
					Acquisition Shares			Additional Paid-in Capital		Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount
Balance—June 30, 2002	1,616	$1	23,534	$2	$—	18,337	$2	86,193	$(131)	$(42,287)	43,780
Conversion of short tern notes to private offering			776	1
Shares issued in connection with private offering			726					12			12
Shares issued for services rendered			25					50			50
Conversion of Preferred Stock to Common Stock	(126)		314
Repurchase Class B shares						(8,000)	(1)	(4,999)			(5,000)
Convert Class B shares to Class A shares			10,337	1		(10,337)	(1)
Shares issued in connection with private offering			2,889					1,111			1,111
Options issued for services								16			16
Stock option exercise								10			10
Retirement of shares			(300)					(435)			(435)
Reverse retirement of shares			72					(7)			(7)
Stock fees								(33)			(33)
Changes in unrealized gain (loss) on securities available for sale									(113)		(113)
Net loss										(13,769)	(13,769)
Balance—June 30, 2003	1,490	$1	38,383	$4	—	—	—	81,918	(244)	(56,056)	25,263
Conversion of Preferred Stock to Common Stock	(807)		2,018
Shares issued in connection with private offering			15,811	1				11,000			11,001
Warrant exercise			1,383					1,041			1,041
Stock option exercise			4					4			4
Shares issued in connection with acquisition of Woda & Associates			263					200			200
Shares issued in connection with acquisition of Entellus			108					90			90
Cancellation of note payable								5,625			5,625
Shares issued in connection with convertible debt repayment			250					225			225
Convertible debt warrant discount								499			499
Shares issued to placement agent in connection with convertible debt			161					170			170
Shares issued for services			50					50			50
Changes in unrealized gain (loss) on securities available for sale									74		74
Net loss										(18,999)	(18,999)
Balance—June 30, 2004	683	$1	58,431	$5	—	—	—	100,822	(170)	(75,055)	25,603
Conversion of Preferred Stock to Common Stock	(100)		250
Shares issued upon conversion of 9% notes			783					509			509
Warrants issued for services								190			190
Shares issued in connection with Laurus Funds debt financing			62					40			40
Debt discount on 9% convertible notes								569			569
Warrants issued to placement agent								44			44
Shares issued in connection with private offering			14,808					7,700			7,700
Common stock offering costs								(823)			(823)
Common stock held in escrow under AMR asset purchase			300
Shares issued in connection with acquisition of Redrock			793					500			500
Changes in unrealized gain (loss) on securities available for sale									170		170
Shares to be issued in connection with acquisition of ITI (4,280,000 shares)					1,544						1,544
Net loss										(22,591)	(22,591)
Balance—June 30, 2005	583	$1	75,427	$5	$1,544	—	—	109,551	—	(97,646)	13,455

See notes to consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended June 30,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss-Continuing operations	$(24,437)	$(18,935)	(4,203)

Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	378	(223)	(146)
Depreciation and amortization	3,171	2,665	2,729
Non-cash interest	899	120	—
Amortization of capitalized software costs	—	215	215
Write-down of capitalized software costs	—	105	—
Equity interest in loss of investee	—	64	72
Loss on marketable securities	248	207	—
Options and shares issued for services	190	—	16
Impairment charges
Goodwill	12,897	11,600	600
Capitalized software	—	105	—
Loss on preferred stock investment	1,104	—	—
Loss on note due from equity investee	448	—	—
Settlement of note due from former officer	100	—	—
Settlement of royalties, net	—	—	(425)
State audit assessment	—	—	(1,861)
Amortization of debt discount on short-term notes	—	41	—
Gain on sale of equipment	(14)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,225)	(2,998)	788
Refund receivable	—	—	245
Inventory	(215)	(1,048)	657
Accrued interest on notes payable	106	79	625
Accrued interest income on note	—	—	—
Prepaid expenses and other current assets	30	97	(23)
Other notes receivable	—	—	—
Deposits and other assets	(561)	89	95
Accounts payable	1,039	(5,532)	472
Deferred revenue	786	(648)	(1,307)
Accrued expenses	229	(810)	(2,152)
Restricted cash	5	685	744

Total adjustments	17,616	4,667	326

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(6,821)	(14,268)	(2,859)
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS	(2,006)	(2,163)	1,655
NET CASH USED IN OPERATING ACTIVITIES	(8,827)	(16,431)	(1,204)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of discontinued operations	—	392	6,450
Other notes receivable	(22)	(12)	195
Cash received from Redrock acquisition	405	—	—
Cash received from ITI acquisition	106	—	—
Cash paid for acquisitions	(6,618)	—	—
Cash proceeds from sale of securities	—	71	—
Cash disbursements for the purchase of securities	—	—	—
Cash proceeds from sale of equipment	50	—	—
Capital expenditures	(370)	(195)	(109)
Collection on note receivable	—	—	188

NET CASH PROVIDED BY INVESTING ACTIVITIES	(6,449)	256	6,724

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash overdraft	994	(243)	(1,018)
Proceeds from debt financing, net of expenses	5,439	6,000	—
Deferred financing costs	(662)	(564)
Net proceeds (repayments) under line of credit	968	1,746	(5,639)
Exercise of options and warrants	—	1,045	10
Issuance of Common Stock, net of expenses	6,886	11,001	1,101
Principal payments	(196)	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	13,429	18,985	(5,546)

NET INCREASE (DECREASE) IN CASH	(1,847)	2,810	(26)
CASH AT BEGINNING OF YEAR	2,810	—	26

CASH AT END OF YEAR	$963	$2,810	$—

See notes to consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Years Ended June 30,
	2005	2004	2003
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,164	$681	$1,175
Cash paid for income taxes	$—	$33	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
Conversion of notes into common stock	$509	$225	$—
Note receivable converted to preferred stock	$—	$1,104	$—
Issuance of common stock and warrants to agents in convertible debt transactions	$84	$170	$—
Common stock issued/to be issued to sellers of acquired businesses	$2044	$290	$—
Buyback of common stock in conjunction with note payable	$—	$—	$5,000
Issuance of common stock for services rendered	$—	$50	$50
Reclassification of LaborSoft accounts receivable to notes receivable, net of reserve	$—	$436	$—
Debt discount issued in connection with convertible debt	$569	$499	$—
Cancellation of note payable and accrued interest by investors	$—	$5,625	$—
Acquisitions of businesses:
Current tangible assets	$3,631
Non current tangible assets	508
Current liabilities assumed	(4,566)
Intangible assets acquired	1,841
Goodwill recognized	11,568
Less
Accrued purchase consideration	(4,320)
Stock based purchase consideration	(2,044)
Cash paid for acquisitions of businesses	$6,618

See notes to consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION

        Organization Summary—DynTek, Inc. ("DynTek" or the "Company") was initially incorporated in Delaware on May 27, 1989 as Universal Self Care, Inc. In January 1998 the Company changed its name to Tadeo Holdings, Inc. In November 1999 the Company changed its name to TekInsight, Inc., and in December 2001 the Company changed its name to DynTek, Inc.

2.    LIQUIDITY AND FINANCIAL CONDITION

        The Company incurred a net loss of $22,591,000 for the year ended June 30, 2005, which includes $18,801,000 of non-cash and/or non-recurring charges resulting from the recognition of $12,897,000 of goodwill impairment charges, $3,171,000 of depreciation and amortization, $201,000 in non-cash compensation from the and the issuance of options and warrants; a write-off of certain notes and investments deemed to be non-recoverable of approximately $1,682,000 (Notes 8 and 10); and approximately $850,000 in non-recurring severance and other accrued expenses. At June 30, 2005, the Company had a working capital deficiency of approximately $5,221,000. Losses from operations for the year ended June 30, 2005 amounted to $20,913,000. The Company used approximately $6,821,000 of cash in its continuing operations and $2,006,000 in discontinued operations during the year ended June 30, 2005.

        In October 2004, the Company raised gross proceeds of $4,439,000, approximately $3,834,000 net of expenses, upon its issuance of 9% Senior Subordinated Convertible Notes (the "Convertible Notes") with common stock purchase warrants (see Note 13). A portion of the proceeds from this transaction were used to acquire Redrock Communications Solutions, Inc. ("Redrock") and Integrated Technologies, Inc. ("ITI"). The remaining funds were used for general corporate purposes and to fund the working capital needs of the business.

        As described in Note 4, the Company paid $3,000,000 to the sellers of Redrock as partial consideration for the acquisition of such business upon closing this transaction in October 2004. The Company accrued an additional $1,500,000 of contingent consideration that was deemed to have been earned during the year ended June 30, 2005, of which the Company paid $850,000 in July 2005 (Note 25). The Company is withholding the remaining $650,000 of purchase consideration pending the resolution of a litigation matter brought against the former Redrock shareholders/sellers as described in Note 4.

        As described in Note 4, the Company paid $2,500,000 to the sellers of ITI as partial consideration for the acquisition of such business upon closing this transaction in October 2004. The Company accrued an additional $2,845,748 of contingent consideration that was deemed to have been earned during the year ended June 30, 2005, of which $270,993 was paid in August 2005. The Company is deferring approximately $2,575,755 of this payment due to three former shareholders of ITI, including the Company's current chief executive officer, Casper Zublin, Jr., until July 31, 2006 (Note 25).

        On November 15, 2004, the Company received $1,000,000 of proceeds, approximately $942,000 net of expenses, upon its issuance of an Amended and Restated Secured Convertible Term Note (the "Laurus Note") to the Laurus Master Fund, Ltd. ("Laurus Funds"), which provided for a temporary deferral of principal payments to December 1, 2005 (see Note 13).

        On February 10, 2005, the Company entered into a Securities Purchase Agreement with certain institutional and accredited investors in which it sold 14,807,692 shares of Common Stock and purchase warrants for gross proceeds of $7,700,000, approximately $6,891,000 net of expenses (see Note 17 FF).

        In February 2005, the Company consolidated the operations of Redrock and ITI into one integrated region (the "Southwest Region"), in an effort to streamline the Company's cost structure as these businesses operate in close geographic proximity to one another.

        In June 2005, Casper Zublin was appointed as the Company's Chief Executive Officer, and Robert Webber was appointed President, at which time the Company re-evaluated its business strategy with respect to its Business Process Outsourcing ("BPO") segment and its available capital resources through June 30, 2005. The Company is obligated to begin making monthly principal and interest payments of approximately $145,844 on its Convertible Notes beginning July 2005 and $277,000 per month on the Laurus Note beginning December 2005.

        Although the Company believes that new management's strategy of streamlining the business around its core competency of providing high-end IT services will enable it to operate at a reduced level of cost, cost cutting measures alone will not enable the Company to generate cash flow sufficient to sustain the business through June 30, 2006 without raising substantial additional capital. The Company is currently negotiating a deferral of principal and interest payments with the holders of its note obligations and is considering raising additional capital. Management believes that the Company has access to capital resources, however; there are currently no definitive agreements to defer note payments nor has the Company secured any commitments for new financing. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty,

3.    SIGNIFICANT ACCOUNTING POLICIES

  A.
  Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions have been eliminated.

  B.
  Revenue Recognition.    The Company applies the revenue recognition principles set forth under SOP 97-2 and SAB 104 with respect to all of our revenue. We adhere strictly to the criteria set forth in paragraph .08 of SOP 97-2 and outlined in SAB 104 which provides for revenue to be recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the vendor's fee is fixed or determinable, and (iv) collectability is probable.

    Computer Hardware Product Revenues

    The Company requires its hardware product sales to be supported by a written contract or other evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. Since the Company's hardware sales are supported by a contract or other document that clearly indicates the terms of the transaction, and the selling price is fixed at the time the sale is consummated, the Company records revenue on these sales at the time in which it receives a confirmation that the goods were tendered at their destination when shipped "FOB destination," or upon confirmation that shipment has occurred when shipped "FOB shipping point."

    Software Product Revenues

    The Company makes substantially all of its software product sales as a reseller of licenses, which may include a post contract customer support arrangement and access to product and upgrades, and enhancements that are provided exclusively by the manufacturer following delivery and the customer's acceptance of the software product. The Company does not presently sell any software that it develops internally. Any responsibility for technical support and access to upgrades and enhancements to these software products are solely the responsibility of the software manufacturer, which arrangement is known to the customer at the time the sale is consummated. With respect to delivery, the Company requires that the customer has received transfer of the software or, at a minimum, an authorization code to permit access to the product. If a software license is delivered to the customer, but the license term has not begun, the Company does not record the revenue prior to inception of the license term.

    The Company requires its software product sales to be supported by a written contract or other evidence of a sale transaction, which generally consists of a customer purchase order or on-line authorization. These forms of evidence clearly indicate the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. The selling prices of these products are fixed at the time the sale is consummated.

    For product sales, the Company applies the factors discussed in Emerging Issues Task Force Issue "EITF" 99-19 in determining whether to recognize product revenues on a gross or net basis. In a substantial majority of transactions, the Company (i) acts as principal; (ii) takes title to the products; and (iii) has the risks and rewards of ownership, including the risk of loss for collection, delivery or returns. For these transactions, the Company recognizes revenues based on the gross amounts billed to customers. In certain circumstances, based on an analysis of the factors set forth in EITF 99-19, the Company has determined that it was acting as an agent, and therefore recognizes revenues on a net basis. For the year ended June 30, 2005, revenues recognized on a net basis totaled approximately $1,455,000, or 3% of total product revenues during the period.

    IT Services Revenue

    The Company generally bills its customers for professional IT services based on hours of time spent on any given assignment at its hourly billing rates. As it relates to delivery of these services, the Company recognizes revenue under these arrangements as the work is completed and the customer has indicated their acceptance of services by approving a work order milestone or completion order. For certain engagements, the Company enters fixed bid contracts, and recognizes revenue as phases of the project are completed and accepted by the client. For its seat management services, the Company enters unit-price contracts (e.g., price per user for seat management), and recognizes revenue based on number of units multiplied by the agreed-upon contract unit price per month.

    BPO Services Revenue

    For business process outsourcing ("BPO") services, which primarily includes the Company's child support service contracts in the states of Kansas, and Nebraska, the Company provides services under a fixed price (flat monthly fee) contract, and recognizes revenue as the services are provided and billed. In the state of North Carolina, the Company has one contract subject to revenue-sharing related to child support services. Under that contract a fee from amounts collected is shared by the Company with the county on a percentage basis, and revenue is recognized monthly in arrears as a percentage of the total amount of collections received.

  C.
  Cash and Cash Equivalents—The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

  D.
  Allowance for Doubtful Accounts—The Company has a policy of reserving for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Information with respect to the Company's allowance for doubtful accounts is presented in Note 6.

  E.
  Property and Equipment—Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter.

  F.
  Income (loss) per Common Share—Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Convertible preferred stock, options and warrants have been excluded as common stock equivalents in the diluted earnings per share because they are anti-dilutive. The aggregate of potential shares outstanding as of June 30, 2005 was 119,689,990.

Common Stock	75,426,764
Preferred Shares (convertible at 2.5 common shares)	1,457,810
Warrants	23,129,235
Options	3,522,997
Convertible debt	16,153,184

TOTAL	119,689,990

  G.
  Estimates—The Company's financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of goodwill, and accounting for discontinued operations.

  H.
  Stock Based Compensation—The Company accounts for employee stock transactions in accordance with Accounting Principle Board, APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the proforma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation."

    During the year ended June 30, 2003, the Company adopted Statement of Financial Accounting Standard No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure." This statement amended Statement No. 123, "Accounting for Stock-based Compensation." As permitted under Statement No. 123, the Company continues to apply the APB Opinion No. 25, "Accounting for Stock Issued to Employees." As required under Statement No. 148, the following table present pro-forma net income and basic and diluted earnings (loss) per share as if the fair value-based method had been applied to all awards.

	Year Ended June 30,
	2005	2004	2003
	(in thousands except per share data)
Net Loss	$(22,591)	$(18,999)	$(13,769)
Stock-based employee compensation cost, net of tax effect, under fair value accounting	(332)	(151)	(399)

Pro-forma net loss under Fair Value Method	$(22,923)	$(19,150)	$(14,168)

Loss per share
Basic	$(0.35)	$(0.40)	$(0.38)
Diluted	$(0.35)	$(0.40)	$(0.38)
Per share stock-based employee compensation cost, net of tax effect, under fair value accounting:
Pro-forma loss share basic	$(0.35)	(0.41)	(0.38)

Pro-forma loss share diluted	$(0.35)	$(0.41)	$(0.38)

    The fair value of each option grant was estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value estimate of its stock options. The weighted average fair value per share of options granted during fiscal years ended

    June 30, 2005, 2004, and 2003 were $0.64, $0.74, and $0.72, respectively. In calculating the fair values of the stock options, the following assumptions were used:

	Year Ended June 30,
	2005	2004	2003
Dividend yield	—	—	—
Weighted average expected life	8.8 years	4.7 years	4.9 years
Weighted average risk-free interest rate	1.35%	1.27%	2.8%
Expected volatility	35%	136%	86%
  L.
  Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. The carrying amounts of notes receivable approximate fair value as such instruments feature contractual interest rates that are consistent with current market rates of interest. The carrying amounts of notes payable approximate fair value because the effective yields of such instruments, which includes the effect of contractual interest rates taken together with discounts resulting from the concurrent issuances the issuances of common stock purchase warrants, are consistent with current market rates of interest.

  M.
  Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations (Note 4). SFAS 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (June 30th for the Company) and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit (Note 11).

  N.
  Comprehensive Income (Loss)—Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of stockholders' equity, except for changes that relate to investments made by stockholders, changes in paid-in capital and distributions.

  O.
  Inventory—Inventory consist primarily of finished goods in transit, which are recorded at the lower of cost or market.

  P.
  Advertising Costs—Costs related to advertising and promotions of services are charged to sales operating expense as incurred. Advertising expense amounted to $59,000, $32,000, and $93,000 for the years ended June 30, 2005, 2004 and 2003, respectively. These expenses are included in selling expenses in the accompanying statements of operations.

  Q.
  Shipping and Handling Costs—The Company accounts for shipping and handling costs as a component of "Cost of Product Revenues." These costs are primarily the direct freight costs related to the "drop shipment" of products to the Company's customers. Shipping and handling costs amounted to $134,000 in fiscal 2005, $95,000 in fiscal 2004, and $112,000 in fiscal 2003.

  R.
  New Accounting Standards

    In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," provides guidance for identifying a controlling interest in a variable interest entity ("VIE") established by means other than voting interest. FIN 46 also required consolidation of a VIE by an enterprise that holds such controlling interest. In December 2003, the FASB completed its deliberations regarding the proposed modifications to FIN No., 46 and issued Interpretation Number 46R, "Consolidation of Variable Interest Entities—an Interpretation of ARB 51" ("FIN No. 46 R"). The decisions reached included a deferral of the effective date and provisions for additional scope exceptions for certain types of variable interests. The application of FIN No. 46R became a requirement with respect to financial statements of public entities that have interests in VIEs or potential VIEs for periods ending after December 15, 2003. The adoption of this pronouncement did not have material effect on the Company's financial statements.

    In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123R "Share Based Payment". This statement is a revision of SFAS Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R addresses all forms of share based payment ("SBP") awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest that will result in a charge to operations. This statement is effective for public entities that do not file as small business issuers—as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company is currently in the process of evaluating the effect that the adoption of this pronouncement may have on its financial statements.

    In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") no. 153 "Exchanges of Nonmonetary Assets". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement, which is to be applied prospectively, are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The adoption of this pronouncement is not expected to have material effect on the Company's financial statements.

    EITF Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus became effective for reporting periods ending after December 15, 2004. The adoption of this pronouncement does not currently have an effect on the Company's financial statements because the inclusion of common stock equivalents in earning per share is anti-dilutive.

4.    BUSINESS ACQUISITIONS

Redrock Communications Solutions, Inc.

        On September 29, 2004, the Company entered into a Stock Purchase Agreement (the "Agreement") effective August 1, 2004 to acquire all of the outstanding Common Stock of Redrock for purchase consideration consisting of (i) an initial aggregate cash payment of $2,500,000; (ii) a deferred aggregate cash payment of $500,000 which was paid 60 days after the closing date; (iii) an earn-out cash payment up to a maximum amount of $1,500,000, based upon Redrock's EBITDA for the period of July 1, 2004 through June 30, 2005 (the "Earn-Out Payment") and (iv) $500,000 of the Company's common stock, subject to adjustment based on the final determination of Redrock's working capital, divided by $0.63, the average closing price of the Company's common stock for the 10 trading days preceding the closing date.

        Redrock is a provider of voice and data communications services that principally operated in the Southwestern United States. The Company believes that Redrock's product and service offerings are would be a complementary fit with the Company's IT services business and provide it with an opportunity to (a) allow the Company to develop a converged network (VOIP) practice and (b) grow its business through cross-selling to commercial customers in the Southwest Region.

        An employee of Redrock is claiming that he owns up to one-third (1/3) of the outstanding shares of Common Stock of Redrock at the time of the Company's acquisition of Redrock pursuant to a Stock Purchase Agreement dated September 29, 2004, by and among the Company and the two (2) holders of record (the "Sellers") of the outstanding shares of Redrock (the "Redrock Agreement"). The Redrock employee thereby is claiming that he is entitled to receive one-third (1/3) of the consideration paid by the Company for the acquisition of all then-outstanding shares of Redrock (the "Redrock Dispute"). The Redrock Agreement provides an indemnification for the benefit of the Company by the Sellers of any breach or inaccuracy of any of the representations and warranties made by the Sellers and the Company in the Redrock Agreement, which include representations with respect to Redrock's capital structure, its securities then-outstanding and the Sellers' ownership of the shares of Redrock stock. The parties in the dispute are in settlement negotiations, and have discussed the possibility of mediation as a means to resolve the dispute.

        As a result of this dispute, the Company intends to withhold a portion of the Earn-Out Payment that is payable to the Sellers to offset any indemnification claims that the Company may have against the Sellers once the dispute is resolved.

        A summary of the business assets acquired (in thousands) is as follows:

Consideration paid:
Cash	3,000
Common stock (at $0.65 per share)	$500
Earn-Out Cash	1,500
Transaction expenses	36

Total consideration	$5,036

Allocation of Purchase Price:
Fair value of tangible assets:
Cash	405
Accounts receivable	1,048
Inventory	40
Prepaid expenses and other assets	8
Property and equipment	136

Total tangible assets	1,637

Liabilities assumed
Accounts payable	1,266
Accrued expenses	339
Line of credit obligation	415

Total liabilities assumed	2,020

Net liabilities assumed	(383)
Value of excess of purchase price plus net liabilities assumed allocated to:
Customer list	755
Goodwill	4,664

Fair value of assets acquired	$5,036

        Redrock's results of operations have been consolidated with the Company's financial statements for the period of August 1, 2004 to June 30, 2005

        In February 2005, the Company and the Sellers entered into a Satisfaction and Release Agreement based on performance of the Redrock business through January 31, 2005, and the opportunity for the Company to consolidate the Redrock operations with other operations of the Company. Based on these considerations and the EBITDA of the Redrock business through such date, the Company agreed to pay the Earn Out Payment of $1,500,000 to the Sellers on July 30, 2005, subject to any withholding and indemnification offset under the Redrock Dispute.

Integration Technologies Inc.

        On October 14, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, ITI Acquisition Corp., a California corporation and wholly owned Subsidiary of the Company ("Merger Sub"), Integration Technologies, Inc., a California

corporation ("ITI"), the shareholders of ITI (the "ITI Shareholders") and Casper Zublin, Jr., in his capacity as the shareholder representative (the "Representative").

        ITI is an IT professional services firm located in Southern California. The Company believes that ITI's services-led strategy with practices in IT security, access infrastructure and application infrastructure augment its existing business and provide a platform to cross-sell higher margin service offerings, and to grow its business with commercial customers in the Southwest Region.

        On October 18, 2004, the Merger Sub was merged into ITI with ITI becoming a wholly-owned subsidiary of the Company (the "Merger"). The consideration paid or payable to the Shareholders in connection with the Merger is comprised of: (i) an initial cash payment of $2,500,000; (ii) an earn-out cash payment up to a maximum amount of $1.5 million, based upon ITI's EBITDA for the period between July 1, 2004 through June 30, 2005 to be paid on or before July 30, 2005; (iii) a earn-out cash payment up to a maximum amount of $1.5 million, based upon ITI's revenue for the period between July 1, 2004 through June 30, 2005 to be paid on or before July 30, 2005; and (iv) an aggregate number of whole shares of Company common stock based on the average closing sale price per share (the "Share Price") of such common stock for the 30 trading days prior to June 28, 2005, determined as follows: (a) 2,140,000 shares if the Share Price is greater than $1.00 but less than $1.50; (b) that number of shares equal to $2,140,000 divided by the Share Price if the Share Price is less than $1.00, provided that the maximum number of shares issuable pursuant to this clause (b) shall be no more than 4,280,000 shares; or (c) that number of shares equal to $3,210,000 divided by the Share Price if the Share Price is greater than $1.50 (the "Stock Consideration"). The Share Price was $0.36 and the value of 4,280,000 shares, the maximum number of shares to be issued was $1,544,252. In the event the number of shares issuable as Stock Consideration is so limited, the Company will pay the difference to the Shareholders in cash. The resulting cash adjustment was $595,748.

        In February 2005, the Company and the ITI Shareholders entered into a Satisfaction and Release Agreement based on performance of the ITI business through January 31, 2005, the performance of certain former ITI employees who had undertaken additional responsibilities at the Company, and the opportunity for the Company to consolidate the ITI operations with Redrock and other operations of the Company. Based on these considerations and the revenues and EBITDA from the ITI business through such date, the Company agreed to pay the amount of $2,250,000 to the Shareholders on July 30, 2005 in satisfaction of the earn-out cash payments.

        A summary of the business assets acquired (in thousands) is as follows:

Consideration paid:
Cash	$2,500
Earn-out	2,250
Common Stock (at $0.36 per share)	1,544
Cash adjustment for common stock payment	596

Total consideration	$6,890

Allocation of Purchase Price:
Fair value of tangible assets:
Cash	105
Accounts receivable	1,952
Inventory	12
Prepaid expenses and other assets	101
Property and equipment	329

Total tangible assets	2,499

Liabilities assumed:
Accounts payable	1007
Accrued expenses	936
Line of credit obligation	486
Deferred revenue	148

Total liabilities assumed	2,577

Net liabilities assumed	(78)
Value of excess of purchase price plus net liabilities assumed allocated to:
Customer list	400
Goodwill	6,568

Fair value of assets acquired	$6,890

        ITI's results of operations have been consolidated with the Company's financial statements for the period of October 1, 2004 to June 30, 2005

        The following unaudited pro-forma information reflects the results of continuing operations of the Company as though both acquisitions had been consummated as of July 1, 2003 (in thousands).

	Twelve Months ended June 30,
	2005	2004
	(000's)
Revenues	$80,658	$71,816
Net Loss	(22,163)	(18,210)
Net Loss per share	$(0.34)	$(0.38)

5.    RESTRICTED CASH

        Restricted cash include cash received in connection with maintenance agreements that is restricted and will become available to the Company as revenue is earned and recognized under the terms of the respective agreements, which are three years. The non-current portion, which amounts to approximately $231,000, is classified as a non-current asset.

2.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts Receivable Reserve	Balance at beginning of year	Charged to cost and expenses	Charged to Other Accounts	Deductions	Balance at end of year
	(in thousands of dollars)
Activity for the year ended June 30,:
2005	$240	$1,163	$—	$(785)	$618
2004	$463	$—	$200	$(23)	$240
2003	$609	$—	$—	$(146)	$463

7.    MARKETABLE SECURITIES

        Marketable securities are classified as available for sale securities. Accordingly, the unrealized gain or loss resulting from valuing such securities at their market value is characterized as other comprehensive income (loss) which is a component of stockholders' equity. The Company realized a loss on the sale of these securities in the amount of $250,000 during the year ended June 30, 2005.

8.    INVESTMENT IN PREFERRED STOCK

        At June 30, 2003, the Company held a $1,104,000 collateralized note receivable with interest at 7% from Private Label Cosmetics, Inc., ("PLC") that due to non performance was converted into 1,000 shares of PLC convertible preferred stock during the year ended June 30, 2004. The preferred shares feature a liquidation preference and provide for the payment of dividends of $10,000 per quarter beginning March 31, 2005. PLC, as a result of continued weaknesses in its financial condition, has been unable to make the contractual dividend payments with respect to these shares. In April 2005, certain potential investors of PLC contacted the Company about a proposed purchase of PLC, however; no sale transaction has materialized to date. At June 30, 2005, the Company evaluated the carrying value of its investment in PLC, which evaluation led management to conclude that the prospects of recovering this investment are remote. Accordingly, the Company fully reserve for the carrying value of this investment as the decline in value is deemed to be other than temporary. The reserve for this investment is included as a component of other expense in the accompanying statement of operations for the year ended June 30, 2005.

9.    PROPERTY AND EQUIPMENT

        Furniture, fixtures and equipment are as follows (in thousands of dollars):

	June 30,
	2005	2004
Furniture and Fixtures	$1,030	$806
Vehicles	49	49
Computer equipment	3,074	2,660
Machinery and equipment	3	3
Leasehold improvements	36	36

	4,192	3,554
Less: accumulated depreciation	(3,233)	(3,035)

	$959	$519

        Depreciation expense for the years ended June 30, 2005, 2004, and 2003 amounted to $359,000, $310,000, and $522,000 respectively.

10.    NOTES RECEIVABLE

        Notes receivable at June 30, 2004 included $448,000 due from LaborSoft Corporation ("LaborSoft"), a 25% equity investee of the Company, which was presented net of a $200,000 reserve, and $100,000 due from Steven J. Ross, the Company's former Chief Executive Officer.

        The balance of the note due from LaborSoft was deemed to be uncollectible during the year ended June 30, 2005. Accordingly, the Company recorded a $448,000 charge to operations during the year-ended June 30, 2005 to reduce the carrying amount of the note to zero. The note due from Mr. Ross was cancelled effective June 30, 2005 in connection with the termination of his employment. Accordingly, the Company recorded a $100,000 charge to operations with respect to this transaction.

11.    GOODWILL

        A reconciliation of the Company's goodwill is as follows:

Beginning Balance	$19,869
Acquisitions	$11,607
Impairment Charges	$12,897
Ending Balance	$18,579

        The Company recorded goodwill in connection with its acquisitions of Redrock and ITI (Note 4) in the amounts of $4,664,000 and $6,568,000, respectively, which includes accrued contingent consideration deemed to have been earned upon the attainment of specified earnings targets. The amount of goodwill that the Company recorded in connection with each of these acquisitions was determined by comparing the aggregate amounts of the respective purchase prices plus related transaction costs to the fair values of the net tangible and identifiable intangible assets acquired as described in Note 4. The Company also recorded $275,000 in connection with its acquisition of Entellus and $100,000 in connection with its acquisition of AMR in July 2004.

        At June 30, 2005, the Company performed its annual impairment tests of goodwill for each of its reporting units as required under SFAS 142. As a result of these tests, the Company determined that remaining amount of goodwill recorded in connection with its acquisition of DMR in 2002 is non-recoverable. Accordingly, the Company recorded a $6,837,000 impairment charge during the quarter ended June 30, 2005, which together with earlier impairment charges amounts to $12,897,000 for the year ended June 30, 2005,

        The Company recorded approximately $6,026,000 of the aforementioned charges during the quarter ended December 31, 2004 after having (1) received a definitive notice from certain of its customers that they would not renew their existing contracts and (2) lost a key employee with significant customer relationships, These events had a material adverse effect on the Company's ability to compete in this segment and recover its original investment. The Company recorded an additional $6,837,000 during the quarter ended June 30, 2005 in connection with (1) new management's decision to limit the Company's activities in the BPO segment to fulfilling service obligations on existing contracts only and (2) reducing expectation of future revenue with respect to a contract with the state of Virginia, as management believes that it is more likely than not that such contract will not be renewed.

        The Company engaged an outside valuation specialist to evaluate the DMR goodwill at June 30, 2005. The results of the evaluation indicated that the fair value of the DMR reporting unit, using a discounted cash flow model, was approximately $6,000,000 less than its carrying value. The Company, in determining the impairment charge, considered a variety of factors which include the effects of increasing competition, the non-renewal of several major government services contracts, the closing of certain offices and changes in the Company's business strategy, which is to curtail its activities in the BPO segment.

        For the year-ended June 30, 2004, the Company recorded goodwill impairment charges in aggregate amount of $11,600,000. The Company determination of the charges includes the effect of lower expected government spending and a reduction of forecasted growth rates in BPO contracts, This impairment charge includes approximately $750,000 associated with the lower BPO business and approximately $7,500,000 specifically associated with lower expected revenues under a significant services contract with the State of Virginia. The Company's determination of the impairment charges was made based upon a comprehensive review and comparison of the fair values to the book (carrying) values of each of its reporting units at each of the balance sheet dates.

12.    INTANGIBLE ASSETS

        At June 30, 2005, 2004, and 2003, the Company had the following intangible assets (in thousands):

	2005	2004	2003
Acquired customer lists	$14,339	$12,678	$12,557
Less: accumulated amortization	9,702	7,136	4,955

Acquired customer lists, net	$4,637	$5,542	$7,602

Goodwill	$18,579	$19,869	$31,214

        Amortization of acquired customer lists is computed on a straight-line basis over periods of 3 to 7 years. Amortization expense for each of the years ended June 30, 2005, 2004, and 2003, amounted to $2,711,716, $2,182,000, and $2,035,000, respectively.

        Future amortization expense over the estimated remaining lives of acquired customer lists is as follows (in thousands):

Year Ending June 30,
2006	$2,262
2007	2,157
2008	252

Total	$4,671

13.    NOTES PAYABLE

9% Subordinated Convertible Note

        On October 15, 2004, the Company entered into a 9% Senior Subordinated Convertible Note Purchase Agreement (the "Note Agreement") with certain investors (the "Purchasers") in which it issued an aggregate of $4,438,775 in principal amount of the Company's Senior Subordinated Convertible Notes (the "Convertible Notes"), bearing 9% interest at per annum with a maturity of three years. Interest payments are due quarterly on the first day of each calendar quarter. Principal payments are due in monthly installments of $145,844 beginning July 1, 2005 with any remaining principal due on October 15, 2007. The Convertible Notes are convertible into shares of the Company's common stock at a conversion price of $0.65 per share, subject to certain adjustments.

        As part of the issuance of the Convertible Notes, the Company also issued to the Purchasers warrants to purchase 3,414,442 shares of common stock at an exercise price of $0.7475 per share (the "Investor Warrants"). The Investor Warrants, which are immediately exercisable, expire on September 30, 2009. In addition, the Company issued to Purchasers who had not previously participated in any financing of the Company warrants to purchase up to 554,540 shares of the Common stock at an initial exercise price of $1.25 per share (the "Additional Warrants"), and reduced the exercise price of certain warrants held by Purchasers who participated in a prior financing of the Company to $0.50 per share. In February 2005, the Investor Warrants and Additional Warrants were re-priced to $0.52 per share, in accordance with their terms in connection with a financing by the Company (Note 17 FF).

        The Company issued the Convertible Notes with an effective beneficial conversion feature amounting to $568,000 at their date of issuance based on an allocation of the offering proceeds to the Convertible Notes, Investor Warrants and Additional Warrants based on their relative fair values. After giving effect to the allocation of such proceeds in accordance with Accounting Principles Board Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"), the Company recorded an aggregate debt discount amounting to $490,392. Amortization of the discounts amounted to $91,902 during the twelve months ended June 30, 2005 and is included as a component of interest expense in the accompanying statement of operations. Contractual interest expense on the Convertible Notes amounted to $275,746 for the year ended June 30, 2005 and is also included as a component of interest expense in the accompanying statement of operations

        The Company accounted for the issuance of the Notes and the aforementioned warrants and calculated the amount of the effective beneficial conversion in accordance with EITF Issue No. 00-27 "Accounting for Convertible Securities with Contingent Beneficial Conversion Features or Contingently Adjustable Conversion Ratios."

        The Company incurred $604,357 of expenses in connection with this transaction including $559,603 of fees paid to Duncan Capital LLC ("Duncan"), the placement agent in this transaction, which consist of cash in the amount $360,000 and 692,308 common stock warrants (the "Placement Warrants") with a fair value of $44,319, and other expenses paid to third parties amounting to $44,754. The Placement Warrants are immediately exercisable at $0.7475 per share and expire on September 30, 2009. In connection with a financing by the Company in February 2005, the Placement Warrants were re-priced to $0.52 per share.

        In January 2005, holders of $501,000 in principal and $7,631 in interest of Convertible Notes converted their notes into 782,505 shares of the Company's Common Stock. At June 30, 2005, the net carrying value of these notes amounts to approximately $3,504,000 including unamortized discounts of approximately $345,000.

Laurus Funds Note

        On November 15, 2004, the Company issued the Laurus Note to the Laurus Master Fund, Ltd. ("Laurus Funds"). The Laurus Note replaced previous notes outstanding in the aggregate principal amount of $6,000,000 that were convertible into common stock at $1.15 per share. The amended Laurus Note provided for a $1,000,000 increase in the principal balance of the previous notes, less repaid principal, and deferred all principal payments otherwise due until December 1, 2005. The Company incurred approximately $58,000 of expenses in connection with the modification.

        In exchange, the Company reduced the conversion price under the Laurus Note to $0.65 per share. The aggregate principal due under the Laurus Note at the date of the amendment amounted to $6,649,999 and is convertible into the Company's common stock at the option of Laurus Funds. The Laurus Note is subordinated to the Company's working capital credit facility; however, substantially all other assets of the Company have been pledged as security for this obligation. At June 30, 2005, the remaining principal on the Laurus Note amounted to $6,649,999.

        The Laurus Note provides for interest payable at the greater of the prime rate plus 1% per annum or 4% per annum. Principal payments are due in twenty-four monthly installments of $277,083 beginning December 1, 2005. The Company, at its option, may repay the principal and interest in shares of its common stock, if at the time such stock is delivered (i) there exists an effective registration statement covering the distribution of such shares and (ii) the market price for such shares is greater than 115% of $0.65 per share, the contractual conversion price under the Laurus Note. Any payments of principal that the Company may choose to make under the Laurus Note prior to its maturity are subject to a 2% prepayment premium.

        In connection with this transaction, the Company also issued to Laurus Funds a five-year amended and restated warrant to purchase 1,046,150 shares of the Company's common stock, exercisable at $0.65 per share (the "Amended Warrant"). The Amended Warrant replaced the warrant previously issued to Laurus Funds in connection with the convertible note financing which provided for the purchase of 625,000 shares at an exercise price of $1.25 per share.

        In accordance with APB 14, the Company allocated $6,551,000 of the proceeds to the Laurus Notes and $98,982 of the proceeds to the warrants (including the effect of note amendments). Accretion of the aforementioned discount (including the effect of note amendments) amounted to $24,740 for the year ended June 30, 2005, and is included as a component of interest expense in the accompanying statement of operations. Contractual interest expense on the Laurus Notes amounted to $315,845 for the year ended June 30, 2005 and is also included as a component of interest expense in the accompanying statement of operations

        The Company accounted for the modification of the Laurus Note in accordance with the guidelines enumerated in EITF Issue No. 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments." EITF 96-19 provides that a substantial modification of terms in an existing debt instrument should be accounted for like, and reported in the same manner as, an extinguishment of debt. Further, EITF 96-19 indicates that the modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument at the date of the modification.

        The Company evaluated its issuance of the Laurus Note to determine whether the increase in principal and extension of the maturity date resulted in the issuance of a substantially different debt instrument. The Company determined that after giving effect to the all cash flows associated and expenses incurred in connection with its issuance of the Laurus Note, that its had issued a substantially different debt instrument that constructively resulted in an extinguishment of the original debt instrument. The Company recorded an extinguishment loss in the amount of $336,000 that is included in interest expense in the accompanying statements of operations for the year ended June 30, 2005.

        At June 30, 2005, the net carrying value of these notes amounts to approximately $6,483,000 including unamortized discounts of approximately $100,000.

        Principal payments under these obligations in future periods are as follows:

Year Ending June 30,
2006	$3,690
2007	5,075
2008	1,823

Total	$10,588

14.    ACQUISITION INDEBTEDNESS

        Acquisition indebtedness includes $1,500,000 of accrued contingent consideration payable to the sellers of Redrock, $2,250,000 of accrued contingent consideration payable to the sellers of ITI, and an additional $595,748 payable to the sellers of ITI based on a formula that provides for an additional cash payment based on the difference between the value of actual common shares issuable as purchase consideration and certain minimum values specified under the formula in the purchase agreement (see Note 4).

        Subsequent to June 30, 2005, the Company paid $850,000 to the sellers of Redrock and withheld $650,000 pending the settlement or resolution of certain litigation brought against the former shareholders of Redrock in the Redrock Dispute (see Note 4). In addition the Company paid $270,993 to two of the former shareholders of ITI, who are currently employees of the Company and restructured the terms of the remaining balance (see Note 25). Accordingly, a portion of the payments are classified as non-current in accordance with the amended payment terms.

15.    CREDIT FACILITY

        On June 30, 2003, the Company entered into a twelve (12) month credit facility agreement with annual automatic renewals with an agency of Textron Financial Corporation ("Textron"). Under this facility Textron provided a full notification factoring facility for up to $7,000,000 of working capital collateralized by accounts receivable, inventory, general intangibles and other assets. Eligible accounts receivable expected to be collected within 90 days were purchased with recourse, with a holdback amount of 15%. Interest was charged on the outstanding balance at the prime rate plus 2% (8.25% at June 30, 2005). Additionally, a 0.25% discount fee was charged at the time of purchase. Effective July 1, 2004 the Textron credit facility agreement was amended and extended for an additional period of twenty-four (24) months. As of June 30, 2005, $4,697,000 was outstanding under this credit facility.

        At June 30, 2005, approximately $5,526,000 of the Company's outstanding accounts receivable balances had been submitted to Textron as collateral for borrowings under this arrangement.

        As described in Note 25, the Company and New England Technology Finance, LLC ("NETF"), entered into a series of related agreements on August 8, 2005 that together provide the Company with a new working capital credit facility, and the Company terminated the Textron facility.

16.    COMMITMENTS, CONTINGENCIES, AND OTHER AGREEMENTS

Commonwealth of Virginia

        Effective December 15, 2002, the Company entered into a mutual Settlement Agreement (the "Settlement Agreement") to cancel a contract (the "Transportation Contract") in which it provided non-emergency transportation brokerage services through third party providers (the "Transportation Vendors") to the Commonwealth of Virginia ("Virginia"). Pursuant to the terms of the Settlement Agreement, the Company agreed to make certain payments due to the Transportation Vendors under an agreed-upon schedule through June 2003. At the time the Company entered into the Transportation Contract, DynCorp, Inc. ("Dyncorp") posted a $2,400,000 bond (the "Bond") to guarantee its financial performance under the contract in favor of Virginia. Dyncorp also indemnified the Company for any potential losses (obligations) in excess of $2,400,000 (the "Bonded Amount"). Certain claims of the Transportation Vendors caused the Bond to be called, initiating a process of disbursing the Bonded Amount to Transportation Vendors with verifiable claims. The bonding company filed an interpleader action (the "Interpleader Matter") to distribute the Bonded Amount on July 22, 2003. In addition to making claims against the Bond in the Interpleader Matter, many of the Transportation Vendors initiated separate claims for payment against the Company both as part of and separate from the Interpleader Matter. The Company provided DynCorp with a limited release of its indemnity for aggregate claims in excess of the Bonded Amount. Accordingly, the Company assumed the liability for valid claims in excess of the Bonded Amount.

        The Company entered into settlement agreements with a number of the Transportation Vendors and, on December 1, 2004, the Court entered an order granting the Company's Motion to Approve Settlements and to Authorize Disbursement of Interpleader Funds (the "Order"). Pursuant to the Order, the Company transferred the Bonded Amount to the Transportation Vendors in accordance with the terms of various settlement agreements. All claims in the Interpleader Matter against the Bond and/or against the Company have been settled and paid effective June 30, 2005. At the time of this filing, all actions related to the Transportation Contract, including the Interpleader Matter and previously pending state court lawsuits have been dismissed with prejudice.

Westcon Settlement

        On April 7, 2003 Westcon, Inc. filed a breach of contract complaint in the Supreme Court of New York State, County of Westchester. The complaint arose from the Company's failure to make payments within the terms of the reseller agreement. The Company does not dispute the amount due of $413,000 and has negotiated payment terms. The remaining balance due Westcon under this settlement, which is included in accounts payable, amounts to $87,000 at June 30, 2005 and is now due and payable.

Lease Commitment

        The Company is obligated under a non-cancelable lease for aggregate base annual rent of approximately $271,000 (California headquarters and Southwest Region) through January 2009. The Company also leases 12 separate direct sales offices and other commercial facilities containing an aggregate of approximately 56,431 square feet under leases with terms ranging from month-to-month to five years. Total rent expense for the fiscal years ended June 30, 2005. 2004, and 2003 was $1,317,000, $1,367,000, and $1,358,000 respectively. At June 30, 2005, future minimum rental payments under non-cancelable operating leases are as follows:

Year Ending June 30,	Amount
2006	$768
2007	551
2008	501
2009	376
2010	114

Thereafter	14

$2,324

Separation Agreement with Former Chief Executive Officer

        On May 26, 2005, the Company and Steven J. Ross, its Chairman and Chief Executive Officer entered into a Separation Agreement and General Release ("Separation Agreement"). The Separation Agreement provides for the mutual termination of an Employment Agreement, dated July 1, 2004, between the Company and Mr. Ross, pursuant to which Mr. Ross was employed as President and Chief Executive Officer of the Company. The Separation Agreement also provides for salary continuation for Mr. Ross based on his then current annual salary of $440,000 through May 31, 2006, a portion of his bonus under the Employment Agreement not to exceed $110,000, and continuation of insurance benefits through May 31, 2006. The Separation Agreement contains a mutual release, as well as certain non-solicitation and non-competition covenants by Mr. Ross in favor of the Company.

Contract Management Services Agreement

        As of March 1, 2004, the Company entered into a series of agreements with Young Williams, P.C. Under the services agreement, Young Williams will manage certain contracts of the Company pursuant to which it provides child support services. The Company agreed to pay Young Williams a fee of 12% of revenues under the contracts, and the Company will remain responsible for the operating expenses related to the contracts managed by Young Williams for the current term and option year extensions of each contract. Since the effective date of the agreement, revenue under these contracts was $1,402,000 for the year ended June 30, 2004, and $6,184,000 for the year ended June 30, 2005. The management fee paid to Young Williams was $123,428 for the year ended June 30, 2004, and $867,000 for the year ended June 30, 2005. In the event of contract renewals past the current terms and option years, Young Williams will have the right to bid the contracts. If Young Williams is awarded a new contract, it will pay the Company 4% of revenues under each such contract during the awarded term through February 2010.

17.    STOCKHOLDERS' EQUITY

  A.
  Preferred Stock—The Certificate of Incorporation of the Company authorizes the issuance of a maximum of 10,000,000 shares of preferred stock. The Company's Board of Directors has the authority to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of shares of any such series to the extent permitted by the laws of the State of Delaware and the Articles of Incorporation.

  B.
  On August 14, 2001, the Company's Series A preferred stock become convertible into the Company's Common Stock, at a rate of 2.5 common shares for each preferred share tendered. As of June 30, 2005, 1,606,676 of such shares had been converted into 4,016,688 shares of Common Stock, with a remainder of 583,124 preferred shares not yet converted. On August 14, 2005, these shares of preferred stock were automatically converted into 1,457,810 shares of Common Stock pursuant to the Series A preferred stock certificate of designation.

  C.
  On November 1, 2001, the Company issued an aggregate of $1,057,000 in principal of short-term notes payable, bearing interest at 12% per annum. In connection with the these notes, the investors received a warrant to acquire one-third of a share of Class A common stock for each dollar of note principal, bearing exercise prices of $1.50 and $1.70 per share and are exercisable for three years. The notes were partially repaid ($300,000), and the balance converted into 1,042,039 shares of the Company's Class A common stock, as a part of the June 2002 offering described below.

  D.
  In June 2002, the Company sold 1,389,293 shares of Common Stock for $1.50 per share and converted short-term notes payable to 1,091,393 shares of Common Stock for $1.50 per share, for an aggregate placement of 2,442,999 shares of Common Stock to accredited investors, and issued warrants to purchase 1,215,666 shares of Common Stock for $1.50 per share. At June 30, 2002, 941,155 of the share certificates and 487,244 of the warrants had been issued and during July 2002 the remaining 1,501,844 share certificates and 728,422 of the warrants were issued. In connection with these sales, the Company paid to a related party a fee of $262,000.

  E.
  During September 2002, in connection with the settlement of a legal action, the Company received 300,000 shares of its Class A Common Stock with a value of $435,000, and retired the shares during the fiscal year June 30, 2003.

  F.
  In July 2002, 24,534 shares of Class A Common Stock with a value of $50,000 were issued to an accredited investor as an extinguishment of an account payable.

  G.
  During August 2002, the Company repurchased and retired 8,000,000 shares of its Class B Common Stock and converted the remaining 10,336,663 shares of Class B Common Stock into the same number of Class A Common Stock shares.

  H.
  In June 2003, the Company sold 2,221,932 shares of its Common Stock for $0.50 per share for net proceeds of $1,111,000. Warrants for 1,111,000 shares were issued in connection with this offering at a rate of one warrant for each $1 invested exercisable for a period of five years. In connection with the offering, the Company paid a placement agent, the principal of which is a shareholder of the company, a fee in Company Common Stock of 666,579 shares, equal to 30% of the aggregate shares issued in the Offering.

  I.
  During the year ended June 30, 2003, 126,000 shares of Preferred Stock were converted into 314,000 shares of Class A Common Stock. An additional 72,000 previously retired shares were reissued.

  J.
  In July 2003, the Company sold 4,198,000 shares of its Common Stock at $0.50 per share, for aggregate proceeds, net of costs, of approximately $1,834,000. In addition to fees paid, the Company granted five-year warrants to a placement agent to purchase 419,800 shares of Common Stock at an exercise price of $1.00 per share.

  K.
  On July 3, 2003, a $5,000,000 note plus $625,000 of interest payable to certain investors was cancelled. The note was originally issued in connection with the Company's acquisition of its Common Stock. Accordingly, the cancellation of the note was recorded as an increase to paid-in-capital. The investor group also cancelled a warrant to purchase 7,500,000 shares of Company Common Stock that they acquired in the same transaction.

  L.
  On October 9, 2003, the Company issued 50,000 shares of its Common Stock as payment of an outstanding payable for services rendered in the amount of $50,000.

  M.
  On October 16, 2003, the Company issued 108,434 shares of its Common Stock valued at $90,000 in connection with the April 1, 2003 Asset Purchase Agreement with Entellus Technology Group.

  N.
  On December 9, 2003, the Company sold 3,333,333 shares of Common Stock at a price equal to $0.66 per share for an aggregate gross purchase price of $2,200,000. The investors also received two warrants to purchase 1,666,667 shares of common stock. The first warrant entitles the investor to purchase up to 20% of the Common Stock purchased at an exercise price equal to $1.00 per share (the "20% Investor Warrants") and the second warrant entitles the investor to purchase up to 30% of the Common Stock purchased at an exercise price equal to $0.75 per share (the "30% Investor Warrants"). Both the 20% Investor Warrants and the 30% Investor Warrants were exercisable immediately and have a five-year term. In addition, the placement agent received, fees (including expense reimbursement) of $189,050 and 500,000 Common Stock purchase warrants equal to 10% of the aggregate shares of Common Stock and Common Stock purchase warrants issued on the closing date (and issuable under 20% Investor Warrants and 30% Investor Warrants) at an exercise price of $0.91 per share. Other fees incurred on this transaction amounted to $3,900. On October 15, 2004, the exercise price of the 20% Investor Warrants was reduced to $0.50 in connection with the issuance of warrants at that price to certain investors in the 9% Convertible Notes financing (Note 17 AA).

  O.
  As a result of a delay in filing a required registration statement with respect to the distribution of Company Common Stock by certain investors, the Company issued warrants to such investors. These warrants give the investors the right to acquire, in the aggregate, up to 2,850,235 shares of common stock at $0.75 per share.

  P.
  On January 29, 2004, the Company sold an additional 454,545 shares of Common Stock, and warrants to purchase up to 227,273 shares of the Common Stock, for proceeds of $300,000 on the same terms as sold to the investors in the December 2003 private placement described in note P. The placement agent was paid a fee amounting to $24,000 in cash and warrants to purchase up to 68,182 shares of Common Stock.

  Q.
  On January 30, 2004, the Company issued a $3,500,000 principal secured convertible three-year term note to an institutional investor, Laurus Funds. In connection with this note, Laurus Funds received warrants to purchase up to 425,000 shares of Common Stock at exercise prices ranging from $1.12 to $1.57 per share. Additionally, the Company paid an investment advisory fee of $280,000 (8% of offering proceeds), payable $210,000 in cash and $70,000 in common stock (77,778 shares at a value of $0.90 per share), and issued additional warrants to purchase up to 425,000 shares of Common Stock at $0.75 per share. The Company subsequently amended this note and a subsequent note (note V) into the Amended Laurus Note (Notes 13 and note AA), aggregating $6,649,999 in principal.

  R.
  On March 17, 2004, the Company sold 1,780,000 shares of common stock at $0.68 per share, for an aggregate purchase price of $1,210,400. The investors received warrants for 356,000 shares of common stock at $0.90 per share for five years. Placement fees and expenses for the offering were $96,832 and a warrant to purchase 356,000 shares at $0.90 per share for five years.

  S.
  On April 27, 2004, the Company entered into a series of agreements for a private placement of shares of the Company's common stock, for an aggregate purchase price of $6,347,480 at a price equal to $1.15 per share. Upon closing, the Company issued (i) 6,045,239 shares of Common Stock to the Purchasers, (ii) Series A common stock purchase warrants to purchase 1,813,681 shares of Common Stock (or up to 30% of the Common Stock issued to the Purchasers) at an exercise price equal to $1.75 per share (the "Series A Warrants") and (iii) Series B common stock purchase warrants to purchase 1,209,038 shares of Common Stock (or up to 20% of the Common Stock issued to the Purchasers) at an exercise price equal to $1.50 per share (the "Series B Warrants"). In addition, the placement agent received a fee of $480,849 and was issued 906,782 Common Stock purchase warrants (equal to 10% of the aggregate shares of Common Stock issued) at an exercise price of $1.35 per share. The Series A Warrants and the Placement Agent Warrants are exercisable for a term of five years beginning six months following the closing date and are subject to anti-dilution protection. The Series B Warrants are exercisable until June 10, 2005. An additional fee of $60,000 was paid for professional services rendered in connection with the closing. On May 4, 2004, the Company issued an Accommodation Letter to the investors in the April 27, 2004 Securities Purchase Agreement. The investors were provided the opportunity to participate in an additional offering by which each will receive from the Company (i) a number of shares (the "Additional Shares") of Company common stock, which, when added to the number of Shares purchased by the Investor in the Offering, will reduce the price per share paid for the aggregate number of the Shares and the Additional Shares purchased by each Investor respectively to $1.05 per share of Common Stock; (ii) an amendment to the Investor's Series A Warrants acquired in the Offering, reducing the exercise price from $1.75 per share to $1.50 per share and increasing the number of shares of Common Stock for which it can be exercised by 30% of the number of Additional Shares purchased by each Investor respectively; and (iii) an amendment to the Investor's Series B Warrants acquired in the Offering, reducing the exercise price from $1.50 per share to $1.25 per share, and increasing the number of shares of Common Stock for which it can be exercised by 20% of the number of Additional Shares purchased by each Investor respectively. The placement agent also received additional warrants based on 10% of the on the Additional Shares and warrants issued under the Accommodation. On October 15, 2004, certain investors who participated in the 9% Convertible Notes financing (see Note 13) had an aggregate of 970,219 Series A Warrants re-priced to $0.50 per share. The remaining 843,462 Series A Warrants had been re-priced to $1.23 per share based on anti-dilution terms of the warrant agreements. The Series B Warrants expired on June 10, 2005.

  T.
  On May 3, 2004, the Company closed a private placement of $2,500,000 principal secured convertible three-year term convertible debt financing with Laurus Funds, by amending and restating its original $3,500,000 principal secured convertible term note and creating a $6,000,000 amended and restated note (Note S). As part of the transaction, Laurus Funds received a five-year warrant to purchase 625,000 shares of Common Stock, exercisable at $1.25 per share. The Company also issued warrants to purchase 270,833 shares of Common Stock to the placement agent. In November 2004, the Company cancelled the warrants and amended this note into the amended Laurus Note (Note 13 and note AA), aggregating $6,649,999 in principal.

  U.
  In June 2004, the Company issued 263,157 shares of the Company's Common Stock valued at $200,000 in connection with the purchase of Woda & Associates.

  V.
  During the year ended June 30, 2004, 807,000 shares of the Company's Preferred Stock was converted into 2,018,000 shares of Common Stock.

  W.
  On October 7, 2004, the Company issued 300,000 shares of common stock that are being held in escrow for AMR Networks. The shares were issued in connection with the Company's purchase of certain assets and contracts from AMR Networks. The shares do not have any voting rights nor are they eligible for dividends, if declared, while they are in escrow. The shares may be distributed the sellers over a three-year period in increments of 100,000 shares per year upon the attainment of $500,000 in gross profit from AMR Networks' business.

  X.
  On October 15, 2004, the Company issued 9% Senior Subordinated Convertible Notes (the "9% Notes") to certain investors. In connection with the issuance of the 9% Notes, the Company issued warrants to purchase 3,414,442 shares of Company Common Stock at $0.7475 per share. In addition, the Company issued warrants to purchasers who had not previously participated in any financing of the Company to purchase 554,539 shares at a price of $1.25 per share. These warrants expired June 30, 2005. The exercise price of these warrants was reduced, pursuant to their terms, to $0.52 per share in February 2005. The Company recorded an aggregate of $569,000 of discounts upon its issuance of the 9% Notes, which includes an allocation of a portion of the proceeds to the fair values of the warrants and an effective beneficial conversion feature embedded in the notes.

  Y.
  The Company also issued warrants to purchase 692,308 shares of Common Stock to the placement agent in the 9% Notes transaction, as described in Note 13, which were recorded at a fair value of $44,246. These warrants have an exercise price of $0.7475 per share.

  Z.
  On October 15, 2004, the Company issued a five-year warrant to purchase 1,150,000 shares of its Common Stock to Centrecourt Asset Management, in connection with a one-year consulting services agreement, at an exercise price of $0.52 per share.

  AA.
  On November 15, 2004, the Company cancelled a warrant to purchase 625,000 shares at $1.25 per share and issued a warrant to purchase 1,046,150 shares of its common stock at $0.65 per share in connection with its issuance of the Amended and Restated Secured Convertible Term Note to Laurus Master Fund, Ltd. (Note 13). The Company also issued 61,538 shares of its common stock with a fair value of $40,000 as a fee to the transaction advisor in the issuance of the Laurus Notes.

  BB.
  On January 18, 2005, the Company issued 782,505 shares of Common Stock to three holders of the 9% Notes (Note 13), in connection with their conversion of $508,631 in principal and interest due to such holders.

  CC.
  On February 10, 2005, the Company entered into a Securities Purchase Agreement with certain investors to purchase an aggregate of 14,807,692 shares of Common Stock at a price of

    $0.52 per share, and warrants to purchase an aggregate of 3,701,919 shares of Common Stock at an exercise price of $0.66 per share. Gross proceeds from this transaction amounted to $7,700,000. The Company also incurred $823,000 in fees in connection with its issuance of these shares that were recorded as a reduction of additional paid in capital.

  DD.
  On April 4, 2005, the Company issued 793,650 shares of its common stock with a fair market value of $500,000 based on a price of $0.63, the average closing price of the Company's Common Stock for the 10 trading days prior to September 29, 2004, to the sellers of Redrock as partial purchase consideration.

  EE.
  During the year ended June 30, 2005, 100,193 shares of Preferred Stock were converted into 250,483 shares of the Company's common stock.

18.    STOCK OPTION AND EMPLOYEE BENEFIT PLANS

  A.
  The 1992 Employee Stock Option Plan was adopted by the Board of Directors in 1992 and 500,000 shares of common stock were initially reserved for issuance upon the exercise of options granted pursuant to the plan. Options granted under the 1992 plan may be either incentive options within the meaning of Section 422 of the Internal Revenue Service Code of 1986, non-qualified options, or options not intended to be incentive options.

    The 1992 plan provides for the grant of options that are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Internal Revenue Code to employees of the Company, as well as the grant of non-qualifying options, or NSOs, to officers, directors or key employees of the Company or other individuals whose participation in the 1992 plan is determined to be in the best interest of the Company by the compensation committee. In August 2000, Directors and Shareholders approved an increase in the number of shares authorized for issuance upon exercise of options granted pursuant to the Plan from 500,000 to 2,000,000. No further options may be issued under the plan as it terminated in June 2002. As of June 30, 2005, 423,855 options were granted under the plan, net of forfeitures, at an average price of $1.25 per share.

  B.
  In November 1997, the Company established the 1997 Stock Option Plan for Non-employee Directors, which authorizes the issuance of options to purchase up to 300,000 shares of Common Stock at an exercise price of 100% of the Common Stock's market price. Options to purchase 90,000 shares of Common Stock were outstanding at June 30, 2005 at an average price of $1.52 per share.

  C.
  In connection with a merger, on August 14, 2000, the Company assumed the existing Data Systems Network Corp Stock Option Plan. Options granted under the Plan were either incentive options within the meaning of Section 422 of the Internal Revenue Service Code of 1986, non-qualified options, or options not intended to be incentive options. Following the assumption of the Plan, no further options can be granted under the Plan. As of June 30, 2004, 130,383 Series A Preferred options were granted under the plan, net of forfeitures, at an average price of $2.14 per share. Upon conversion, such options may be converted into the Company's Common Stock at a ratio of 2.5 shares of Common per share of Preferred.

  D.
  The 2001 Employee Stock Option Plan was adopted by the Board of Directors in 2001 and 2,000,000 shares of common stock were initially reserved for issuance upon the exercise of options granted pursuant to the plan. In July 2004, Directors and Shareholders approved an increase in the number of shares authorized for issuance upon exercise of options granted pursuant to the Plan from 2,000,000 to 4,000,000. Options granted under the 2001 plan may be either incentive options within the meaning of Section 422 of the Internal Revenue Service Code of 1986, non-qualified options, or options not intended to be incentive options.

    The 2001 plan provides for the grant of options that are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Internal Revenue Code to employees of the Company, as well as the grant of non-qualifying options, or NSOs, to officers, directors or key employees of the Company or other individuals whose participation in the 2001 plan is determined to be in the best interest of the Company by the compensation committee. As of June 30, 2005, 2,928,250 options had been granted under the plan, net of forfeitures, at an average price of $0.62 per share.

  E.
  The 2005 Stock Option Plan was adopted by the Board of Directors and approved by the Shareholders on May 20, 2005, and 5,000,000 shares of common stock were reserved for issuance upon the exercise of options granted pursuant to the plan. Options granted under the 2005 plan may be either incentive options within the meaning of Section 422 of the Internal Revenue Service Code of 1986, non-qualified options, or options not intended to be incentive options. As of June 30, 2005, no options had been granted under the 2005 Plan. The Company granted 2,000,000 options under this plan as of August 31, 2005 (Note 25).

  F.
  The Company maintains a defined contribution 401(k) plan that covers substantially all employees. Contributions to the Plan may be made by the Company (which are discretionary) or by plan participants through elective salary reductions. During the year ended June 30, 2003 and 2002, contribution expense was $125,000 and $60,000 respectively. No contributions were made to the plan by the Company during the year ended June 30, 2005.

19.    ACCOUNTING FOR STOCK OPTIONS AND WARRANTS

        The Company recognized expenses during the year ended June 30, 2005 resulting from warrants granted for services, in the amount of $201,000. Fully-vested, five-year warrants to purchase 4,106,750 shares of the Company's Common Stock at an exercise price of $0.7475 per share were issued in connection with the issuance of the Company's 9% Notes during the year ended June 30, 2004. An additional 554,539 warrants at an exercise price of $1.25 per share, which were due to expire on June 30, 2005, were also issued with this transaction. The exercise price for all such warrants was later reduced to $0.52 per share. In October 2004, the Company issued a five-year warrant to purchase 1,150,000 shares at an exercise price of $0.52 per share. The Company also issued five-year warrants to purchase 1,046,150 shares of Common Stock at an exercise price of $0.65 per share in connection with the issuance of the Laurus Amended Note. Simultaneously, warrants to purchase 625,000 shares were cancelled (Note 13 and 17). In February 2005, the Company issued warrants to purchase 3,701,919 shares of the Company's Common Stock at an exercise price of $0.66 per share in connection with a private placement of securities. These warrants expire in August 2010.

        During the year ended June 30, 2005, 3,998,407 warrants expired, and no warrants were exercised.

        The following table summarizes the changes in options and warrants outstanding and the related exercise prices for the shares of the Company's Common Stock:

	Stock options under Plans				Other Options and Warrants
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Exerciseable	Shares	Price	Weighted Average Remaining Contractual Life (years)	Exerciseable
Outstanding at June 30, 2002	3,421,996	1.81	5.6	2,221,377	4,277,000	1.96	3.5	4,072,000

Granted	160,000	1.81			9,389,388	3.49
Canceled	(459,723)	1.92			(35,000)	2.06
Exercised	0	—			(10,000)	1.21

Outstanding at June 30, 2003	3,122,273	1.77	4.9	2,766,937	13,621,388	3.02	3.2	13,621,388

Granted	50,000.80				12,119,472.93
Canceled	(705,930)	2.37			(7,790,000)	1.34
Exercised	(4,000)	1.09			(1,382,577)	.75

Outstanding at June 30, 2004	2,462,343	1.57	4.7	2,462,343	16,568,283	1.26	3.5	14,754,722

Granted	2,878,250.64				10,559,359.64

Canceled	(1,787,596)	1.45			(3,998,407)	.85

Exercised	0	—			0	—

Outstanding at June 30, 2005	3,552,997.69		8.8	2,155,086	23,129,235.65		4.0	19,427,316

        The following table summarizes additional information about employee stock options outstanding and exercisable at June 30, 2005:

Plan	Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1992 TEKS ISO	$1.25	423,855	0.4 years	$1.25	423,855	$1.25
1994 Data Systems	$0.89 - 13.90	113,392	2.2 years	$2.39	113,392	$2.39
2001 DynTek	$0.58 - $1.00	2,928,250	9.3 years	$0.64	50,000	$1.00
2005 DynTek	—	0	—	—	0	—
Non-employee Director	$0.80 - $2.25	87,500	2.0 years	$1.52	87,500	$1.52

20.    INCOME TAXES

       The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

        Deferred tax assets and liabilities consist of the following:

	June 30,
	2005	2004
	(amounts in thousands)
Deferred tax assets:
Net operating loss carry forwards	$13,200	$10,620
Allowance for doubtful accounts	240	94
Inventory	17	17
Allowance for note due from investee		25
Unrealized loss on investments	—	63
Depreciation	250	273
Accrued vacation	200	152
Capital loss carry forward	696	573

	14,602	11,816
Valuation allowance	(14,602)	(11,816)

Net deferred tax assets	$-0-	$-0-

        The Company's recorded income tax benefit, net of the change in the valuation allowance for each of the period presents is as follows:

	Year ended June 30,
	2005	2004	2003
	In 000's
Income tax benefit	$2,786	$2,080	$496
Income tax benefit not recognized	$(2,786)	$(2,080)	$(496)

Income tax benefit	$—	$—	$—

        A reconciliation of the expected statutory rate of 34% to the Company's actual rate as reported for each of the periods presented is as follows:

	Year ended June 30,
	2005	2004	2003
Expected statutory rate	(34.0)%	(34.0)%	(34.0)%
State income tax rate, net of Federal benefit	(5.3)%	(5.3)%	(5.3)%
Effect of permanent differences	26.7%	28.4%	37.2%

	(13.6)%	(10.9)%	(2.1)%
Valuation Allowance	13.6%	10.9%	2.1%

	—	—	—

        The Company has net operating losses of approximately $33,000,000 that may be available to offset future taxable income that expire at various times through 2025. The net operating losses may be subject to a substantial limitation under the "Change of Ownership" provisions under Section 382 of the Internal Revenue Code.

21.    CONCENTRATION OF RISK

  A.
  The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation for up to $100,000. The Company's cash balances exceeded such insured limits at certain times during the fiscal year.

  B.
  The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, credit limits, monitoring procedures and reasonably short collection terms. Credit losses have been within management's expectations and the Company does not require collateral to support accounts receivable.

  C.
  Customers are primarily mid-market commercial customers and agencies of state governments and municipalities with large-volume information and technology needs, or the primary vendors to those governments and agencies. The State of New York and its agencies in the aggregate accounted for 12% of the Company's revenues during fiscal 2005. No other customer, or combined agencies of any state or municipality, in the aggregate, accounted for more than 10% of the Company's revenue from continuing operations during fiscal 2005.

  D.
  Company sales of products manufactured by three manufacturers accounted for approximately 39% of product and 22% of total revenues during fiscal 2005, 39% of product and 18% of total revenues during fiscal 2004, and 51% of product and 21% of total revenues during fiscal 2003. Typically, vendor agreements provide for the Company to be appointed, on a non-exclusive basis, as an authorized reseller of specified products at specified locations. The agreements generally are terminable on 30 to 90 days notice or immediately upon the occurrence of certain events, and are subject to periodic renewal.

22.    DISCONTINUED OPERATIONS

        During 2003, the Company disposed of its non-emergency transportation business. As of June 30, 2005, the total remaining liabilities of discontinued operations was $329,000 (Note 16).

        Effective March 1, 2003, the Company entered into an Asset Purchase Agreement with First Transit, Inc. (the "First Transit Agreement"), pursuant to which the Company sold to First Transit, Inc. certain specific assets relating to the non-emergency transportation brokerage services previously provided by the Company. The assets sold consisted of the Company's interests in three contracts to provide non-emergency transportation related services and related assets used in connection with performance of such contracts by the Company as well as the assumption of all vendor and services sub-contract agreements relating to the contracts. The Purchase Price consisted of $6,450,000 cash payments and up to $1,750,000 to be paid in the event that First Transit, Inc. is able to obtain an extension of the Illinois Department of Public Aid contract for a period of up to three years beyond May 31, 2004, under certain specified conditions. As part of the First Transit Agreement, the Company agreed not to compete with First Transit in the business that was sold. The Company did not receive payments in the year ended June 30, 2005, but received $392,000 in the year ended June 30, 2004 from First Transit in connection with the first year extension of the Illinois Department of Public Aid contract. There can be no assurance that the Company will obtain any additional payments as a result of additional extensions, if any, in any future periods.

        As a result of the First Transit Agreement and a mutual settlement agreement the Company entered into on December 15, 2002 to cancel a contract to provide non-emergency transportation brokerage services in the Commonwealth of Virginia (see Note 16), the Company has discontinued all non-emergency transportation services with was a component and a separate reporting unit of the Company's BPO segment. The Discontinued Operations gain for year ended June 30, 2005, which amounts to $1,846,000, including $1,593,000 from the settlement of claims in excess of the Bonded Amount originating from the Company's contract to provide non-emergency transportation services to the Commonwealth of Virginia.

Major assets disposed (in thousands):

2003
Purchase Price	$6,450
Goodwill	(11,950)
Acquired customer list	(560)
Property, Plant & Equipment, net	(249)

Net Loss on Disposal of Discontinued Operations	$(6,309)

The results of the discontinued operations are (in thousands):

Twelve months ended June 30,	2005	2004	2003
Sales to external customers	—	—	$22,983

Gain (Loss) from Disposal of Discontinued Operations	253	392	(6,309)
Gain (Loss) from Discontinued Operations, net	1,593	(456)	(3,257)

Total Gain (Loss) from Discontinued Operations	1,846	(64)	(9,566)

        As of June 30, 2005, June 30, 2004 and June 30, 2003 total current liabilities of discontinued operations were $329,000, $4,181,000 and $5,888,000 respectively, which are comprised of accounts payable and a note payable. A significant portion of such payables were owed to third party vendors and subject to the interpleader action related to the Virginia litigation, which was resolved during the year ended June 30, 2005 (see Note 16).

23.    BUSINESS SEGMENTS

        The Company's operations for the year ended June 30, 2005 include two segments—Information Technology Services and Business Process Outsourcing Services. The Information Technology Services segment provides a range of specialized IT infrastructure services, including, system architectural design, legacy systems integration, network engineering, applications infrastructure, network security solutions, remote access implementation, help desk support and operational support, primarily to mid-market commercial companies and state and local government entities. In conjunction with these service offerings, it also sells hardware and software to its customers. Operations are distributed primarily among five states: California (including the principal executive office), New York, Michigan, Florida, and Nevada, with employees situated in locations that are convenient to client sites.

        The Business Process Outsourcing segment contracts outsourced program operations for state government agencies in several areas including the privatization of child support enforcement services. The Company's business process outsourcing customers have included various governmental departments in the states of North Carolina, Kansas and Nebraska. Typically these contracts are for multi-year periods of performance, with options to renew for additional periods. Such contracts are generally awarded through competitive procurements. Payment is based on either fixed- price, fixed-unit- price based on contractual allocations, revenue sharing, or a combination of the above.

        The Company's reportable segments are business units that offer different services and contract types and are managed separately due to the expertise and different managed key factors in each area. Since the Business Process Outsourcing business segment was acquired as a unit, management has retained separate reporting and review criteria for that unit. The following table provides actual selected financial data for our business segments (in thousands):

	Reportable Business Segments
	Business Process Outsourcing	Information Technology Services	Total
Year ended June 30, 2005
Sales to external customers	$9,165	$67,394	$76,559
Depreciation and amortization expense	467	2,704	3,171
Net loss from operations	(12,659)	(11,778)	(24,437)
Net interest expense (income)	—	2,108	2,108
Total assets	1,603	45,733	47,336
Capital expenditures	27	343	370
Year ended June 30, 2004
Sales to external customers	$9,522	$40,425	$49,947
Depreciation and amortization expense	462	2,523	2,985
Net loss from operations	(10,585)	(8,350)	(18,935)
Net interest expense (income)	—	840	840
Total assets	14,592	31,057	45,649
Capital expenditures	81	114	195
Year ended June 30, 2003
Sales to external customers	$8,493	$44,154	$52,647
Depreciation and amortization expense	481	2,248	2,729
Net loss from Operations	(69)	(4,134)	(4,203)
Net Interest expense	177	929	1,106
Total assets	28,172	24,955	53,127
Capital Expenditures	30	79	109

24.    UNAUDITED QUARTERLY DATA

        As part of the year-end evaluation the Company reviewed the Business Process Outsourcing business and existing contracts and due to the decision not to pursue renewal of certain contracts and closures of other businesses related to this segment, that an additional impairment charge of $6,837,000 should be recorded at June 30, 2005. The total goodwill impairment charge for year ended June 30, 2005 was $21,897,000.

	Selected Quarterly Financial Data
	Sep.30 2003	Dec.31 2003	Mar.31 2004	Jun.30 2004	Sep.30 2004	Dec.31 2004	Mar.31 2005	Jun.30 2005
	(Dollars in thousands, except per share data)
Revenue	$12,925	$9,801	$12,096	$15,125	$14,783	$20,002	$19,049	$22,725
Gross Profit	$2,284	$1,353	$2,483	$2,816	$2,681	$4,151	$3,216	$3,843
Net loss Continuing Operations	$(1,522)	$(5,450)	$(984)	$(10,979)	$(1,588)	$(7,046)	$(3,614)	$(11,229)
Net loss Discontinued operations	$(175)	$(30)	$(23)	$164	$1,635	$41	$(83)	$253
Basic and diluted income (loss) per share—Continuing Operations	$(.04)	$(.12)	$(.02)	$(.23)	$(.03)	$(.12)	$(.05)	$(.15)
Basic and diluted income (loss) per share—Discontinued Operations	$—	$—	$—	$—	$.03	$—	$—	$—

        Significant adjustments made during the quarter ended June 30, 2005 include a goodwill impairment charge amounting to $6,837,000, and the write-off of certain notes and investments deemed to be non-recoverable in the amount of $1,682,000.

25.    SUBSEQUENT EVENTS

  Forfeiture of Stock Options.

        Effective July 1, 2005, Mr. Ross, in connection with his separation from the Company, forfeited stock options for 2,244,600 shares previously granted to him under the terms of his employment.

  Settlement of Note Payable Under Discontinued Operations

        On July 1, 2005, the Company settled an outstanding note in the amount of approximately $270,000 that was classified in liabilities of discontinued operations in the accompanying balance sheet. The settlement provided for approximately $200,000 of the note to be paid from an escrow account established for the benefit of creditors of discontinued operations. Additionally, the Company paid the remaining balance of the note, which amounted to $70,000, on July 31, 2005.

  Employment Agreements

        On July 13, 2005, the Company's board of directors approved, and the Company entered into, an employment agreement with Casper Zublin Jr., in connection with his appointment as the Company's Chief Executive Officer. This agreement supersedes his prior employment agreement and has an initial term of one year, which term is automatically renewed for successive, additional one-year periods. Pursuant to the employment agreement, Mr. Zublin is entitled to receive a base salary of $250,000, an annual bonus based on the achievement of certain criteria established by the board of directors, and an option to purchase 1,000,000 shares of the Company's Common Stock at a purchase price of $0.30 per share.

        On July 13, 2005, the Company's board of directors approved, and the Company entered into, an employment agreement with Robert Webber, in connection with his appointment as the Company's President and Chief Financial Officer. This agreement supersedes his prior employment agreement and has an initial term of one year, which term is automatically renewed for successive, additional one-year periods. Pursuant to the employment agreement, Mr. Webber is entitled to receive a base salary of $250,000, an annual bonus based on the achievement of certain criteria established by the board of directors, and an option to purchase 1,000,000 shares of the Company's Common Stock at a purchase price of $0.30 per share.

  Working Capital Financing Arrangement

        On August 8, 2005, the Company, and New England Technology Finance, LLC ("NETF"), an affiliate of Global Technology Finance, which is a provider of structured financing solutions to technology companies that operates in partnership with Credit Suisse First Boston, CIT Group, Inc. and others, entered into a series of related agreements that together provide a new working capital credit facility for the Company. The new credit facility is comprised of two primary components.

        First, pursuant to the terms of an Asset Purchase and Liability Assumption Agreement (the "APLA"), NETF will finance certain of the Company's qualified product purchases, the Company will assign its accounts receivable resulting from the sale of such products to NETF, and NETF will assume liability for payment to product vendors. As consideration for the product financing provided by NETF, the Company will pay NETF a finance and servicing fee calculated on a monthly basis depending on the Company's gross profit margin on such products, and days sales outstanding, which fee is expected to be less than the fees charged under the Company's prior financing arrangement with Textron. In addition to the payment of the finance fee, as consideration for the product financing and vendor services provided by NETF, the Company shall also provide certain billing and collection services in connection with the purchased assets. The Company has an obligation to repurchase accounts sold to NETF at a purchase price equal to the outstanding face amount of such account under certain conditions, which include, among others, if an account remains unpaid for a certain period of time. The APLA also provides for a termination fee payable by the Company if the APLA is terminated prior to the end of its term as a result of the occurrence of certain events, which include, among others, any default by the Company in the performance of its material obligations. The APLA has an initial term of 3 years and is automatically extended for additional 1 year periods unless terminated earlier pursuant to the terms of the agreement.

        Second, pursuant to the terms of an Asset Purchase Agreement (the "APA"), NETF purchased $7,500,000 of the Company's other qualified accounts receivables (including services and products). Proceeds were used to pay off the then-existing $4,800,000 balance of the Company's $7,000,000 credit line with Textron, for acquisition debt, and general corporate purposes. In addition to the accounts receivable purchased on August 8, 2005, NETF may purchase up to 80% of the Company's additional qualified accounts receivable in the future on the same terms.

  Issuance of Common Stock as Purchase Consideration

        On July 30, 2005, the Company issued 4,280,000 shares of its Common Stock to the former shareholders of ITI pursuant to the purchase agreement which provide for the issuance of such shares based on the average closing sale price (the "Share Price") of such common stock for the 30 days prior to June 28, 2005, determined as follows: (a) 2,140,000 shares if the Share Price is greater than $1.00 but less than $1.50; (b) that number of shares equal to $2,140,000 divided by the Share Price if the Share Price is less than $1.00, provided that the maximum number of shares is no more than 4,280,000;

or (c) that number of shares equal to $3,210,000 divided by the Share Price if the Share Price is greater than $1.50. The Share Price was $0.36, and the Company issued 4,280,000 shares of Common Stock to the former shareholders of ITI, and incurred a cash liability of $595,748, payable July 30, 2005.

  Conversion of Preferred Stock

        On August 14, 2005, the remaining 583,124 shares of the Company's Series A Preferred Stock were automatically converted into 1,457,810 shares of the Company's Common Stock pursuant to the terms of the Series A preferred stock certificate of designations.

  Deferral of Accrued Purchase Consideration

        On September 20, 2005, the Company entered into promissory notes with three former shareholders of ITI, including the Company's current chief executive officer, Casper Zublin, Jr., to defer an aggregate of $2,574,755 in payments due in connection with the acquisition of ITI (see Note 4). Principal payments are due quarterly beginning in September 2005, with the balance due on July 31, 2006 (the "Maturity Date"). The Notes bear interest at a rate of 8.9%, which interest is payable in shares of the Company's Common Stock at a price equal to the average per share closing price for the 20 trading days ending on the second trading day prior to the Maturity Date.

DYNTEK, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30, 2005	June 30, 2005
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$1,180	$963
Cash—Restricted	541	334
Accounts receivable, net of allowance for doubtful accounts of $467 and $618	17,797	17,894
Inventory	2,810	1,666
Prepaid expenses and other current assets	177	75
Other receivables	191	125

TOTAL CURRENT ASSETS	22,696	21,057
RESTRICTED CASH—over one year	722	231
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $3,370 and $3,233	897	959
GOODWILL	18,579	18,579
ACQUIRED CUSTOMER LISTS, net of accumulated amortization of $10,202 and $9,609	4,044	4,637
DEFERRED FINANCING COSTS, net of accumulated amortization of $606 and $476	901	1,002
DEPOSITS AND OTHER ASSETS	856	871

	$48,695	$47,336

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Cash overdraft	$692	$1,274
Accounts payable	11,297	8,937
Line of credit	8,249	4,697
Acquisition indebtedness	2,555	3,676
Accrued expenses	2,085	2,564
Deferred revenue	1,017	996
Notes payable—accrued interest	315	184
Notes payable—current portion	1,810	3,621
Current liabilities of discontinued operations	258	329

TOTAL CURRENT LIABILITIES	28,278	26,278
DEFERRED REVENUE—long term	642	588
ACQUISITION DEBT—long term	—	644
LONG TERM NOTES PAYABLE	7,806	6,371

TOTAL LIABILITIES	36,726	33,881

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; 0 and 583,124 shares issued and outstanding as of September 30, 2005 and June 30, 2005, respectively	—	1
Class A Common stock, $0.0001 par value, 150,000,000 shares authorized; 81,164,636 and 75,426,764 shares issued and outstanding as of September 30, 2005 and June 30, 2005, respectively	5	5
Additional paid-in capital	111,292	109,551
Common stock to be issued in connection with acquisition (4,280,000 shares)	—	1,544
Accumulated deficit	(99,328)	(97,646)

TOTAL STOCKHOLDERS' EQUITY	11,969	13,455

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$48,695	$47,336

The accompanying notes are an integral part of these condensed consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

(Unaudited)
(in thousands, except per share data)

	Three months ended September 30,
	2005	2004
REVENUES
Product Revenues	$16,155	$8,413
Service Revenues	7,280	6,370

TOTAL REVENUES	23,435	14,783

COST OF REVENUES
Cost of Products	14,152	6,961
Cost of Services	5,169	5,141

TOTAL COST OF REVENUES	19,321	12,102

GROSS PROFIT	4,114	2,681

OPERATING EXPENSES:
Selling	3,176	1,825
General and administrative	1,434	1,370
Depreciation and amortization	730	760
TOTAL OPERATING EXPENSES	5,340	3,955

LOSS FROM OPERATIONS	(1,226)	(1,274)

OTHER INCOME (EXPENSE)
Interest expense	(734)	(273)
Interest income	9	9
Gain on marketable securities	54	—
Other income (expense), net	(1)	(50)

TOTAL OTHER INCOME (EXPENSE)	(672)	(314)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(1,898)	(1,588)
INCOME TAX	—	—

LOSS FROM CONTINUING OPERATIONS	(1,898)	(1,588)

DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	216	—
Gain on discontinued operations	—	1,635

TOTAL GAIN (LOSS) FROM DISCONTINUED OPERATIONS	216	1,635

NET INCOME (LOSS)	$(1,682)	$47
NET INCOME (LOSS) PER SHARE:
Continuing operations	$(0.02)	$(0.03)
Discontinued operations	—	.03

NET INCOME (LOSS) PER SHARE—basic and diluted	$(0.02)	$—

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION—BASIC AND DILUTED	78,482,667	58,430,597

NET INCOME (LOSS)	$(1,682)	$47
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Unrealized gain (loss) on available-for-sale securities	—	(14)

COMPREHENSIVE LOSS	$(1,682)	$33

The accompanying notes are an integral part of these condensed consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Three Months Ended September 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss—Continuing operations	$(1,898)	$(1,588)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	730	720
Non-cash interest	185	117
Write-down of capitalized software costs	—	41
Stock-based compensation—employees	205	—
Gain in marketable securities	(54)	—
Changes in operating assets and liabilities:
Accounts receivable	97	714
Inventory	(1,144)	(223)
Accrued interest on notes payable	138	27
Prepaid expenses and other current assets	(102)	(70)
Other receivables	(66)	—
Deposits and other assets	15	35
Accounts payable	2,360	(1,044)
Deferred revenue	75	(103)
Accrued expenses	(479)	(221)
Restricted cash	(698)	112

Total adjustments	1,262	105

NET CASH USED IN CONTINUING OPERATIONS	(636)	(1,483)
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS	145	(510)
NET CASH USED IN OPERATING ACTIVITIES	(491)	(1,993)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash from disposition of marketable securities	54	—
Cash received from Redrock acquisition	—	405
Cash paid for acquisition earn-out	(1,765)	—
Capital expenditures	(75)	(36)

NET CASH PROVIDED BY INVESTING ACTIVITIES	(1,786)	369

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash overdraft	(582)	—
Proceeds from debt financing, net of expenses	—	(116)
Deferred financing costs	(29)	—
Net proceeds under line of credit	3,552	3
Issuance of common stock, net of expenses	(9)	—
Principal payments	(438)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,494	(113)

NET INCREASE (DECREASE) IN CASH	217	(1,737)
CASH AT BEGINNING OF PERIOD	963	2,810

CASH AT END OF PERIOD	$1,180	$1,073

The accompanying notes are an integral part of these condensed consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(in thousands, except share data)

	Three Months Ended September 30,
	2005	2004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$431	$208

The accompanying notes are an integral part of these condensed consolidated financial statements.

DYNTEK, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(UNAUDITED)

1.    BASIS OF PRESENTATION

        The accompanying unaudited condensed consolidated financial statements of DynTek, Inc. and its subsidiaries ("DynTek", "Company", or "we") have been prepared in accordance with accounting principles generally accepted in the United States of America, for interim financial statements and pursuant to the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required for annual financial statements. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related footnotes for the year ended June 30, 2005 included in the Form 10-K for the year then ended.

        The accompanying condensed consolidated financial statements reflect all adjustments, which, in the opinion of management consist of normal recurring items that are necessary for a fair presentation in conformity with accounting principles generally accepted in the United States of America. Preparing condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The results of operations for any interim period are not necessarily indicative of the results attainable for a full fiscal year.

2.    LIQUIDITY AND FINANCIAL CONDITION

        The Company incurred a net loss of $1,682,000 for the three months ended September 30, 2005, which includes $1,120,000 of non-cash charges resulting from $730,000 of depreciation and amortization; $205,000 in non-cash option expense; and $185,000 in non-cash interest charges. At September 30, 2005, the Company had a working capital deficiency of approximately $5,582,000.

        In August 2005, the Company terminated its credit facility agreement with an agency of Textron Financial Corporation ("Textron"). The Textron facility provided a full notification factoring facility for up to $7,000,000 of working capital. Eligible accounts receivable expected to be collected within 90 days were purchased with recourse, with a holdback amount of 15%. Interest was charged on the outstanding balance at the prime rate plus 2.0% (8.25% at June 30, 2005). Additionally, a 0.15% discount fee was charged at the time of purchase. In August 2005, the Company terminated this agreement, and paid the entire balance then outstanding of approximately $4,800,000.

        On August 8, 2005, the Company entered into a series of related agreements with New England Technology Finance, LLC ("NETF"), an affiliate of Global Technology Finance, which is a provider of structured financing solutions to technology companies that operates in partnership with Credit Suisse First Boston, CIT Group, Inc. and others, that together provided a new working capital credit facility.

        The new credit facility is comprised of two primary components: (1) an Asset Purchase and Liability Assumption Agreement (the "APLA"), under which NETF agreed to finance certain of qualified product purchases under an arrangement that provides for us to assign accounts receivable (resulting from the sale of such products to customers) and for NETF to assume the liability for payment to product vendors; and (2) an Asset Purchase Agreement (the "APA"), under which NETF purchased $7,500,000 of qualified accounts receivables (services and products). The proceeds received under the APA were used to repay in full the $4,800,000 balance on our credit line with Textron, for acquisition debt, and general corporate purposes. In addition to the accounts receivable purchased on August 8, 2005, NETF may purchase up to 80% of additional qualified accounts receivable in the future on the same terms.

        The Company believes that the NETF APLA facility will enable it to more effectively manage liquidity. The facility is structured to provide the flexibility of matching the timing of cash outflows for product purchases to cash amounts collected from customers. The financing fee under the facility is calculated on a monthly basis depending on gross margin on such products, and days sales outstanding, which fee the Company anticipates will be less than prior fees charged under its prior financing arrangement with Textron. The Company may also use the APA facility as a general financing arrangement for certain product and services receivables.

        In October 2005, the Company raised gross proceeds of $2,500,000, upon its issuance of notes to certain Investors (the "Bridge Notes"). The proceeds were used to pay acquisition debt and for working capital purposes. The Bridge Notes currently bear interest at 12%, and mature on December 31, 2006. The Bridge Notes include a provision for mandatory redemption upon the closing of the Company's announced rights offering for $15,000,000.

        As described in Note 4, the Company paid $3,000,000 to the sellers of Redrock Communication Solutions ("Redrock") as partial consideration for the acquisition of such business in October 2004, and paid $850,000 in contingent consideration in July 2005. In October 2005, the Company paid an additional $650,000 in contingent consideration upon the resolution and settlement of a litigation matter brought against the former Redrock shareholders/sellers by a former Redrock employee, as described in Note 4, less fees and expenses of $26,000 incurred by the Company in connection with such litigation.

        As described in Note 4, the Company paid $2,500,000 to the sellers of Integration Technologies, Inc. ("ITI") as partial consideration for the acquisition of ITI in October 2004. The Company accrued an additional $2,845,748 of contingent consideration, of which $270,993 was paid in August 2005. In September 2005, the Company entered into promissory notes (the "ITI Notes") with three former shareholders of ITI, including the Company's current chief executive officer, Casper Zublin, Jr., to defer an aggregate of $2,575,755 in payments due in connection with the acquisition of ITI. Principal payments are due quarterly, with the balance due July 31, 2006. In September 2005, the Company paid $643,683 in principal pursuant to the ITI Notes.

        In October 2005, the Company amended its Restated Secured Convertible Term Note (the "Laurus Note"), and deferred principal payments under the Laurus Note from December 2005 until March 2006 in return for a decrease in the exercise price of warrants issued in connection with issuance of the Laurus Note from $0.65 per share to $0.25 per share. This transaction deferred approximately $831,249 in aggregate payments otherwise due and payable through March 2006 (Note 6).

        In October 2005, the Company amended its 9% Subordinated Convertible Notes (the "9% Notes") with a majority of the holders thereof, and deferred all payments of principal due under the 9% Notes until January 2007. In exchange for deferral of principal payments under the 9% Notes, DynTek (i) reduced the conversion price under the 9% Notes to $0.22 per share, (ii) amended warrants to reduce the exercise price to $0.22 per share (the "Amended Warrants") and (iii) increased the number of shares exercisable under the 9% Notes by an aggregate of 5,251,101 shares. This transaction deferred approximately $1,893,629 in aggregate principal payments otherwise due and payable through January 2007 (Note 6).

        In November 2005, the Company announced its intention to offer up to $15,000,000 of shares of the Company's common stock in connection with a rights offering (the "Rights Offering") pursuant to which each stockholder of the Company will receive the right to purchase two (2) shares of the Company's common stock at a price of $0.10 per share for each share of common stock owned by such stockholder on the record date for the Rights Offering. The Company expects that a limited number of stockholders of the Company will purchase all of the shares of common stock not purchased in the Rights Offering by other stockholders pursuant to a stand-by purchase agreement. The purchase of shares by such stand-by purchasers together with the shares purchased by other stockholders in the Rights Offering would result in $15,000,000 of gross proceeds to the Company. The definitive agreements with respect to the stand-by purchase agreement will not be entered into until the shares to be issued in the Rights Offering have been registered with the Securities and Exchange Commission.

        The Company's new management team instituted certain measures during the quarter ended September 30, 2005 to reduce the amount of cash that the Company has been using in its operating activities. More specifically, the Company has announced a reduction in its overhead expenses by approximately $1,600,000 annually and has concentrated its revenue generating activities on providing high-end IT services, which has traditionally been the core competency of the business. The Company believes that these measures, when taken together with the (a) $15,000,000 of additional equity capital expected to be raised as part of the Rights Offering, (b) $2,500,000 of proceeds received upon the issuance of the Bridge Notes, (c) restructuring of payments due under the Laurus Note and 9% Notes and (d) deferral of payments due to the sellers of ITI, have substantially improved its liquidity and that these measures will likely enable management to sustain the business at least through December 2007.

        The receipt of proceeds under the Rights Offering is subject to the Company's filing of a registration statement for the sale of such securities and a declaration of effectiveness of such registration statement by the Securities and Exchange Commission. While the Company intends to file a registration statement in the near future, there can be no assurance that such statement, if filed, will be declared effective or that the Company will be able to consummate the Rights Offering on the proposed terms, or at all. Failure to complete the Rights Offering on the terms contemplated could have a material adverse effect on the Company's financial condition and operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A.
  Principles of Consolidation.    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions have been eliminated.

  B.
  Revenue Recognition.    The Company applies the revenue recognition principles set forth under SOP 97-2 and SAB 104 with respect to all revenue. The Company adheres strictly to the criteria set forth in paragraph .08 of SOP 97-2 and outlined in SAB 104 which provides for revenue to be recognized when (i) persuasive evidence of an arrangement exists,

    (ii) delivery has occurred, (iii) the vendor's fee is fixed or determinable, and (iv) collectability is probable.

    Computer Hardware Product Revenues

    The Company requires its hardware product sales to be supported by a written contract or other evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. Since the Company's hardware sales are supported by a contract or other document that clearly indicates the terms of the transaction, and the selling price is fixed at the time the sale is consummated, the Company records revenue on these sales at the time in which it receives a confirmation that the goods were tendered at their destination when shipped "FOB destination," or upon confirmation that shipment has occurred when shipped "FOB shipping point."

    Software Product Revenues

    The Company makes substantially all of its software product sales as a reseller of licenses, which may include a post contract customer support arrangement and access to product and upgrades, and enhancements that are provided exclusively by the manufacturer following delivery and the customer's acceptance of the software product. The Company does not presently sell any software that it develops internally. Any responsibility for technical support and access to upgrades and enhancements to these software products are solely the responsibility of the software manufacturer, which arrangement is known to the customer at the time the sale is consummated. With respect to delivery, the Company requires that the customer has received transfer of the software or, at a minimum, an authorization code ("key") to permit access to the product. If a software license is delivered to the customer, but the license term has not begun, the Company does not record the revenue prior to inception of the license term.

    The Company requires its software product sales to be supported by a written contract or other evidence of a sale transaction, which generally consists of a customer purchase order or on-line authorization. These forms of evidence clearly indicate the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. The selling prices of these products are fixed at the time the sale is consummated.

    For product sales, the Company applies the factors discussed in Emerging Issues Task Force Issue "EITF" 99-19 in determining whether to recognize product revenues on a gross or net basis. In a substantial majority of transactions, the Company (i) acts as principal; (ii) takes title to the products; and (iii) has the risks and rewards of ownership, including the risk of loss for collection, delivery or returns. For these transactions, the Company recognizes revenues based on the gross amounts billed to customers. In certain circumstances, based on an analysis of the factors set forth in EITF 99-19, the Company has determined that it was acting as an agent, and therefore recognizes revenues on a net basis. For the three months ended

    September 30, 2005, and the three months ended September 30, 2004, no revenues were recognized on a net basis.

    IT Services Revenue

    The Company generally bills its customers for professional IT services based on hours of time spent on any given assignment at its hourly billing rates. As it relates to delivery of these services, the Company recognizes revenue under these arrangements as the work is completed and the customer has indicated acceptance of services by approving a work order milestone or completion order. For certain engagements, the Company enters fixed bid contracts, and recognizes revenue as phases of the project are completed and accepted by the client. For its seat management services, the Company enters unit-price contracts (e.g., price per user for seat management), and recognizes revenue based on number of units multiplied by the agreed-upon contract unit price per month.

    BPO Services Revenue

    For business process outsourcing ("BPO") services, which primarily includes the Company's child support service contracts in the states of Kansas and Nebraska, the Company provides services under a fixed price (flat monthly fee) contract, and recognizes revenue as the services are provided and billed. In the state of North Carolina, the Company has one contract subject to revenue-sharing related to child support services. Under that contract a fee from amounts collected is shared by the Company with the county on a percentage basis, and revenue is recognized monthly in arrears as a percentage of the total amount of collections received.

  C.
  Cash and Cash Equivalents—The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

  D.
  Allowance for Doubtful Accounts—The Company has a policy of reserving for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

  E.
  Property and Equipment—Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter.

  F.
  Income (loss) per Common Share—Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Convertible preferred stock,

    options and warrants have been excluded as common stock equivalents in the diluted earnings per share because they are anti-dilutive. The aggregate of potential shares outstanding as of September 30, 2005 was 124,716,922.

    Total outstanding stock, options, convertible preferred stock, convertible debt and warrants are as follows:

	As of September 30,
	2005	2004
Common stock	81,164,590	58,430,897
Options and warrants	27,623,523	19,030,626
Convertible debt	15,928,809	5,812,802
Convertible preferred stock	—	1,708,293

	124,716,922	84,982,618

  G.
  Estimates—The Company's financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies include revenue recognition, impairment of goodwill, and accounting for discontinued operations.

  H.
  Stock Based Compensation—Prior to July 1, 2005, the Company accounted for employee stock transactions in accordance with Accounting Principle Board, APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the proforma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation."

    Effective July 1, 2005, the Company adopted FASB Statement of Financial Accounting Standard ("SFAS") No. 123R "Share Based Payment". This statement is a revision of SFAS Statement No. 123, and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS 123R addresses all forms of share based payment ("SBP") awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest that will result in a charge to operations. Consequently, during the three months ended September 30, 2005, the Company recognized $205,000 in expenses, which represents the fair value of stock option awards that the Company elected to accelerate vesting during that period.

    For the three months ended September 30, 2004, the Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," As required under SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure," the following table presents pro-

    forma net income and basic and diluted earnings per share as if the fair value-based method had been applied to all awards during that period.

Three Months Ended September 30, 2004
(in thousands except per share data)
Net Income (Loss)	$47
Stock-based employee compensation cost, net of tax effect, under fair value accounting	(22)

Pro-forma net loss under Fair Value Method	$25

Income (Loss) per share
Basic	$0.0
Diluted	$0.0
Per share stock-based employee compensation cost, net of tax effect, under fair value accounting:
Pro-forma loss share basic	$0.0

Pro-form loss share diluted	$0.0

    The fair value of each option grant was estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value estimate of its stock options. The weighted average fair value per share of options granted during fiscal years ended June 30, 2005, and 2004, were $0.64, and $0.74, respectively. In calculating the fair values of the stock options, the following assumptions were used:

	Fiscal 2005	Fiscal 2004
Dividend yield	—	—
Weighted average expected life	8.8 years	4.7 years
Weighted average risk-free interest rate	1.35%	1.27%
Expected volatility	35%	136%
  L.
  Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. The carrying amounts of notes receivable approximate fair value as such instruments feature contractual interest rates that are consistent with current market rates of interest. The carrying amounts of notes payable approximate fair value because the effective yields of such instruments, which includes the effect of contractual interest rates taken together with discounts resulting from the concurrent issuances the issuances of common stock purchase warrants, are consistent with current market rates of interest.

  M.
  Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations (Note 4). SFAS 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (June 30th for the Company) and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

  N.
  Comprehensive Income (Loss)—Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of stockholders' equity, except for changes that relate to investments made by stockholders, changes in paid-in capital and distributions.

  O.
  Inventory—Inventory consist primarily of finished goods in transit, which are recorded at the lower of cost or market.

  P.
  New Accounting Standards

    In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153 "Exchanges of Nonmonetary Assets". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement, which is to be applied prospectively, are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

    EITF Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus became effective for reporting periods ending after December 15, 2004. The adoption of this pronouncement does not currently have an effect on the Company's financial statements because the inclusion of common stock equivalents in earnings per share is anti-dilutive.

    In September 2005, the FASB ratified the Emerging Issues Task Force's ("EITF") Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues," which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). In September 2005, the FASB also ratified the EITF's Issue No. 05-8, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature," which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated recorded in the shareholder's equity for book purposes, but as a liability for income tax purposes), and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, "Accounting for Income Taxes." The Company is currently in the process of evaluating the effect that the adoption of this pronouncement may have on its financial statements.

4.    BUSINESS ACQUISITIONS

Redrock Communications Solutions, Inc. ("Redrock")

        On September 29, 2004, the Company entered into a Stock Purchase Agreement (the "Redrock Agreement") by and among the Company and the two holders of record (the "Sellers") of the outstanding shares of Redrock, to acquire all of the outstanding Common Stock of Redrock for purchase consideration consisting of $4,500,000 in cash, including an earn-out cash payment of $1,500,000 due July 31, 2005 (the "Earn-Out Payment"), and $500,000 of the Company's common stock at a price of $0.63 per share.

        After the transaction closed, a former employee of Redrock claimed that he was owed up to one-third (1/3) of the outstanding shares or Redrock at the time of the Company's acquisition of Redrock (the "Redrock Dispute"). The Redrock Agreement provides an indemnification for the benefit of the Company by the Sellers with respect to Redrock's capital structure, its securities then-outstanding, and the Sellers' ownership of Redrock shares.

        In August 2005, the Company paid $850,000 of the Earn-Out Payment, withholding the remaining portion pending resolution of the Redrock Dispute. In October 2005, the Sellers and the former employee of Redrock entered into a settlement agreement, and the Company paid the remaining $650,000 of the Earn-Out Payment to the Sellers for distribution in accordance with the terms of the settlement, and obtained a release in connection with the Redrock Dispute.

Integration Technologies Inc.

        On October 14, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, ITI Acquisition Corp., a California corporation and wholly owned Subsidiary of the Company ("Merger Sub"), Integration Technologies, Inc., a California

corporation ("ITI"), the shareholders of ITI (the "ITI Shareholders") and Casper Zublin, Jr., in his capacity as the shareholder representative (the "Representative").

        On October 18, 2004, the Merger Sub was merged into ITI with ITI becoming a wholly-owned subsidiary of the Company (the "Merger"). The consideration paid or payable to the ITI Shareholders in connection with the Merger is comprised of: (i) an initial cash payment of $2,500,000; (ii) an earn-out cash payment up to a maximum amount of $1,500,000, based upon ITI's EBITDA for the period between July 1, 2004 through June 30, 2005; (iii) a earn-out cash payment up to a maximum amount of $1,500,000, based upon ITI's revenue for the period between July 1, 2004 through June 30, 2005; and (iv) an aggregate number of whole shares of Company common stock based on the average closing sale price per share (the "Share Price") of such common stock for the 30 trading days prior to June 28, 2005 (the "Share Consideration"). The Share Price was $0.36 and the value of 4,280,000 shares, the maximum number of shares to be issued under the Merger Agreement, was $1,544,252. In the event the number of shares issuable as Stock Consideration was so limited, the Company agreed to pay the difference between the share value and $2,140,000 to the Shareholders in cash. The resulting cash adjustment was $595,748 (the "Cash Adjustment").

        In February 2005, the Company and the ITI Shareholders entered into a Satisfaction and Release Agreement based on performance of the ITI business through January 31, 2005, the performance of certain former ITI employees who had undertaken additional responsibilities at the Company, and the opportunity for the Company to consolidate the ITI operations with Redrock and other operations of the Company. Based on these considerations and the revenues and EBITDA from the ITI business through such date, the Company agreed to pay the amount of $2,250,000 to the Shareholders in satisfaction of the earn-out cash payments (the "ITI Earn-Out Payment"). The ITI Earn-Out Payment and Cash Adjustment equaled an aggregate of $2,845,748. In August 2005, the Company paid $270,993 of this amount to two ITI Shareholders who are currently employees of the Company.

        In September 2005, the Company entered into promissory notes with the three remaining ITI Shareholders (the "ITI Notes"), including the Company's current chief executive officer, Casper Zublin, Jr., to pay an aggregate of $2,574,755. Principal payments are due quarterly beginning in September 2005, with the balance due on July 31, 2006. The ITI Notes bear interest at a rate of 8.9%, which is payable in shares of the Company's Common Stock.

5.    RESTRICTED CASH

        Restricted cash include cash received in connection with maintenance agreements that is restricted and will become available to the Company as revenue is earned and recognized under the terms of the respective agreements, which are three years. The non-current portion, which amounts to approximately $722,000, is classified as a non-current asset.

6.    NOTES PAYABLE

9% Subordinated Convertible Note

        On October 15, 2004, the Company entered into a 9% Senior Subordinated Convertible Note Purchase Agreement with certain investors in which it issued an aggregate of $4,438,775 in principal amount of the Company's Senior Subordinated Convertible Notes (the "9% Notes"), bearing 9% interest at per annum with a maturity of three years. Interest payments are due quarterly on the first day of each calendar quarter. Principal payments are due in monthly installments of $145,844 beginning July 1, 2005 with any remaining principal due on October 15, 2007. The 9% Notes were convertible into shares of the Company's common stock at a conversion price of $0.65 per share, subject to certain adjustments. At September 30, 2005, the net carrying value of these notes amounts to $3,113,264 including unamortized discounts of approximately $386,980.

        Amortization of the debt discount in connection with issuance of the 9% Notes amounted to $47,385 during the three months ended September 30, 2005 and is included as a component of interest expense in the accompanying condensed consolidated statement of operations. Contractual interest expense on the 9% Notes for the three months ended September 30, 2005 amounted to $89,584 and is also included as a component of interest expense in the accompanying condensed consolidated statement of operations.

        In October 2005, the Company and the holders of the 9% Notes agreed to amend the terms as more fully described in Note 12.

Laurus Funds Note

        On November 15, 2004, the Company entered into an Amended and Restated Secured Convertible Term Note with Laurus Master Fund, LTD (the "Laurus Note"). The Laurus Note is convertible into the Company's common stock at the option of Laurus Funds at a conversion price of $0.65 per share. The Laurus Note is subordinated to the Company's working capital credit facility; however, substantially all other assets of the Company have been pledged as security for this obligation. At September 30, 2005, the remaining principal on the Laurus Note amounted to $6,649,999.

        The Laurus Note provides for interest payable at the greater of the prime rate plus 1% per annum or 4% per annum. Principal payments are due in twenty-four monthly installments of $277,083 beginning December 1, 2005. Any pre-payments of principal that the Company may choose to make under the Laurus Note prior to its maturity are subject to a 2% prepayment premium.

        In connection with this transaction, the Company also issued to Laurus Funds a five-year amended and restated warrant to purchase 1,046,150 shares of the Company's common stock, exercisable at $0.65 per share (the "Laurus Warrant").

        In accordance with APB 14, the Company allocated $6,551,000 of the proceeds to the Laurus Notes and $98,982 of the proceeds to the Laurus Warrant (including the effect of note amendments). Accretion of the aforementioned discount (including the effect of note amendments) amounted to $16,938 for the three months ended September 30, 2005, and is included as a component of interest expense in the accompanying statement of operations. Contractual interest expense on the Laurus Notes amounted to $122,887 for the three months ended September 30, 2005 and is also included as a component of interest expense in the accompanying statement of operations

        In October 2005, the Company and the Laurus Funds agreed to amend the terms of the Laurus Note and Laurus Warrant as more fully described in Note 12, and deferred approximately $831,249 of principal due under this note. The Company has retroactively reflected the deferral of these payments in its September 30 balance sheet, and has classified this amount as long-term debt.

Line of Credit

        In August 2005, the Company terminated its credit facility agreement with an agency of Textron Financial Corporation ("Textron"). The Textron facility provided a full notification factoring facility for up to $7,000,000 of working capital. Eligible accounts receivable expected to be collected within 90 days were purchased with recourse, with a holdback amount of 15%. Interest was charged on the outstanding balance at the prime rate plus 2.0% (8.25% at June 30, 2005). Additionally, a 0.15% discount fee was charged at the time of purchase. In August 2005, the Company terminated this agreement, and paid the entire balance then outstanding of approximately $4,800,000.

        On August 8, 2005, the Company entered into a series of related agreements with New England Technology Finance, LLC ("NETF"), an affiliate of Global Technology Finance, which is a provider of structured financing solutions to technology companies that operates in partnership with Credit Suisse First Boston, CIT Group, Inc. and others, that together provided a new working capital credit facility.

        The new credit facility is comprised of two primary components: (1) an Asset Purchase and Liability Assumption Agreement (the "APLA"), under which NETF agreed to finance certain of qualified product purchases under an arrangement that provides for the Company to assign accounts receivable (resulting from product sales to customers) and for NETF to assume the liability for payment to product vendors; and (2) an Asset Purchase Agreement (the "APA"), under which NETF purchased $7,500,000 of qualified accounts receivables (both services and products). These agreements are secured by the Company's accounts receivables that are transferred under the respective agreements. The agreements also contain certain provisions that allow NETF to return the liability to the Company if customers have not paid in 150 days. The proceeds received under the APA were used to repay in full the $4,800,000 balance on the credit line with Textron, for acquisition debt, and general corporate purposes. In addition to the accounts receivable purchased on August 8, 2005, NETF may purchase up to 80% of additional qualified accounts receivable in the future on the same terms. At September 30, 2005, a balance of approximately $8,249,000 was outstanding under the APA facility.

7.    ACQUISITION INDEBTEDNESS

        Acquisition indebtedness includes $624,000 of accrued contingent consideration payable to the sellers of Redrock, which was paid in October 2005, and $1,930,982 of accrued contingent consideration payable to three of the sellers of ITI (see Note 4).

8.    STOCKHOLDERS' EQUITY

        On August 14, 2005, the Company's then outstanding Series A preferred stock automatically converted into shares of its Class A Common Stock, at a rate of 2.5 common shares for each preferred share, pursuant to the terms of the Series A preferred stock certificate of designations. During the three months ended September 30, 2005, all remaining shares of the Company's Series A Preferred Stock were exchanged or automatically converted into 1,457,827 shares of the Company's Common Stock, including common shares issued for fractional shares.

9.    COMMITMENTS, CONTINGENCIES, AND OTHER AGREEMENTS

Westcon Settlement

        On April 7, 2003 Westcon, Inc. filed a breach of contract complaint in the Supreme Court of New York State, County of Westchester. The complaint arose from the Company's failure to make payments within the terms of the reseller agreement. The Company does not dispute the amount due of $413,000 and has negotiated payment terms. The remaining balance due Westcon under this settlement, which is included in accounts payable, amounts to $87,000 at September 30, 2005 and is now due and payable.

Separation Agreement with Former Chief Executive Officer

        On May 26, 2005, the Company and Steven J. Ross, its then Chairman and Chief Executive Officer entered into a Separation Agreement and General Release ("Separation Agreement"). The Separation Agreement provides for the mutual termination of an Employment Agreement, dated July 1, 2004, between the Company and Mr. Ross, pursuant to which Mr. Ross was employed as President and Chief Executive Officer of the Company. The Separation Agreement also provides for salary continuation for Mr. Ross based on his then current annual salary of $440,000 through May 31, 2006, a portion of his bonus under the Employment Agreement not to exceed $110,000, and continuation of insurance benefits through May 31, 2006. The Separation Agreement contains a mutual release, as well as certain non-solicitation and non-competition covenants by Mr. Ross in favor of the Company.

Contract Management Services Agreement

        As of March 1, 2004, the Company entered into a series of agreements with Young Williams, P.C. Under the services agreement, Young Williams will manage certain contracts of the Company pursuant to which it provides child support services. The Company agreed to pay Young Williams a fee of 12% of revenues under the contracts, and the Company will remain responsible for the operating expenses related to the contracts managed by Young Williams for the current term and option year extensions of each contract. The management fee paid to Young Williams was $105, 922 for the three months ended September 30, 2005. In the event of contract renewals past the current terms and option years, Young Williams will have the right to bid the contracts. If Young Williams is awarded a new contract, it will pay the Company 4% of revenues under each such contract during the awarded term through February 2010.

10.    DISCONTINUED OPERATIONS

        During 2003, the Company disposed of its non-emergency transportation business. At September 30, 2005, the total remaining liabilities of discontinued operations was $258,000.

        Effective March 1, 2003, the Company entered into an Asset Purchase Agreement with First Transit, Inc. (the "First Transit Agreement"), pursuant to which the Company sold to First Transit, Inc. certain specific assets relating to its former non-emergency transportation brokerage services previously business. The assets sold consisted of the Company's interests in three contracts to provide non-emergency transportation related services and related assets used in connection with performance of such contracts by the Company as well as the assumption of all vendor and services sub-contract agreements relating to the contracts. The purchase price consisted of $6,450,000 cash payments and up to $1,750,000 to be paid in the event that First Transit, Inc. is able to obtain an extension of the Illinois

Department of Public Aid contract for a period of up to three years beyond May 31, 2004, under certain specified conditions. As part of the First Transit Agreement, the Company agreed not to compete with First Transit in the business that was sold. The Company received payments of $243,000 during the three-month period ended September 30, 2005 from the extension of the Illinois Department of Public Aid contract. There can be no assurance that the Company will obtain any additional payments as a result of additional extensions, if any, in any future periods.

11.    BUSINESS SEGMENTS

        The Company's operations include two segments—Information Technology ("IT") Services and Business Process Outsourcing Services. The Information Technology Services segment provides a range of specialized IT infrastructure services, including, system architectural design, legacy systems integration, network engineering, applications infrastructure, network security solutions, remote access implementation, help desk support and operational support, primarily to mid-market commercial companies and state and local government entities. In conjunction with these service offerings, it also sells hardware and software to its customers. Operations are distributed primarily among five states: California (including the principal executive office), New York, Michigan, Florida, and Nevada, with employees situated in locations that are convenient to client sites.

        The Business Process Outsourcing segment contracts outsourced program operations for state government agencies in several areas including the privatization of child support enforcement services. The Company's business process outsourcing customers have included various governmental departments in the states of North Carolina, Kansas and Nebraska. Typically these contracts are for multi-year periods of performance, with options to renew for additional periods. Such contracts are generally awarded through competitive procurements. Payment is based on either fixed- price, fixed-unit- price based on contractual allocations, revenue sharing, or a combination of the above.

        The Company's reportable segments are business units that offer different services and contract types and are managed separately due to the expertise and different managed key factors in each area. Since the Business Process Outsourcing business segment was acquired as a unit, management has retained separate reporting and review criteria for that unit. The following table provides actual selected financial data for our business segments (in thousands):

	Reportable Business Segments
	Business Process Outsourcing	Information Technology Services	Total
Three months ended September 30, 2005
Sales to external customers	$985	$22,450	$23,435
Depreciation and amortization expense	35	695	730
Net loss from operations	(11)	(1,215)	(1,226)
Net interest expense (income)	—	(734)	(734)
Total assets	472	48,223	48,695
Capital expenditures	—	75	75
Three months ended September 30, 2004
Sales to external customers	$2,676	$12,107	$14,783
Depreciation and amortization expense	117	643	760
Net income (loss) from operations	80	(1,354)	(1,274)
Net interest expense (income)	—	(274)	(274)
Total assets	14,614	33,812	48,426
Capital expenditures		36	36

12.    SUBSEQUENT EVENTS

Amendment of 9% Notes.

        In October 2005, the Company amended and restated its 9% Subordinated Convertible Notes (the "9% Notes") representing a majority of the outstanding principal (the "Amended 9% Notes) to defer all payments of principal January 2007, but without changing the maturity date. In exchange for deferral of principal payments under the 9% Notes, the Company (i) reduced the conversion price under the Amended 9% Notes to $0.22 per share; (ii) amended the warrants issued in connection with such notes to reduce the exercise price to $0.22 per share; and (iii) increased the number of shares exercisable under the Amended 9% Notes by up to an aggregate of 842,770 shares. This transaction deferred aggregate payments of $1,893,630 in cash otherwise due and payable prior to January 2007, $1,623,111 of which was retroactively re-classified from current debt to long-term debt in the Company's September 30, 2005 balance sheet. See Note 6.

Amendment of Laurus Note.

        In October 2005, the Company amended its Amended and Restated Secured Convertible Term Note (the "Laurus Note"), and deferred principal payments under the Laurus Note from December 2005 until March 2006. In exchange for the deferral under the Laurus Note, the Company amended warrants issued in connection with issuance of the Laurus Note to reduce the exercise price from $0.65 per share to $0.25 per share. This transaction deferred aggregate payments of $831,249 in cash otherwise due and payable prior to March 2006. This amount was retroactively re-classified from current to long-term debt in the Company's September 30, 2005 balance sheet. See Note 6.

Bridge Notes.

        In October 2005, the Company entered into a Note Purchase Agreement (the "Purchase Agreement"), whereby it obtained an aggregate loan of $2,500,000 from two shareholders of the Company, pursuant to two Secured Promissory Notes (the "Bridge Notes") each in the original principal amount of $1,250,000. Under the terms of the Purchase Agreement, the Company is required to redeem the Notes with principal and accrued interest upon the earlier of (i) the closing of a rights offering to record holders of the Company's common stock in an aggregate amount of $15,000,000 or more; (ii) December 31, 2006, the stated maturity date of the Notes; or (iii) an event of default. The Bridge Notes bear interest at a rate of 12% per annum until March 1, 2006, increasing 2% each month to 20% per annum from June 1, 2006 until they are due and payable on December 31, 2006. Payment of all principal and interest under the Bridge Notes are secured by a lien to substantially all assets of DynTek, which lien is subordinated to the perfected security interests held by existing secured lenders. In connection with the issuance of the Bridge Notes, the Company issued warrants to purchase an aggregate 1,000,000 shares of its common stock at an exercise price equal to the greater of $0.10 per share or the price per share at which common stock is sold in any rights offering to record holders of its common stock.

Rights Offering.

        In November 2005, the Company announced its intention to offer up to $15,000,000 of shares of common stock in connection with a rights offering (the "Rights Offering"), pursuant to which it intends to distribute non-transferable subscription rights to purchase shares of common stock upon the effectiveness of a registration statement to stockholders of record as of the record date, which has not yet been determined. Each subscription right will entitle each stockholder to purchase two (2) shares of common stock for each share of common stock owned as of the record date. The price for each share purchased in the rights offering will be $0.10 per share. Only stockholders of record on the rights offering record date will receive rights to purchase such shares. The Company expects that a limited number of stockholders of the Company will purchase all of the shares of common stock not purchased in the Rights Offering by other stock holders pursuant to a stand-by purchase agreement. The purchase of shares by such stand-by purchasers together with the shares purchased by other stockholders in the Rights Offering would result in $15,000,000 of gross proceeds to the Company.

        Through and including                        , 2005 (the 25th day after the date of this prospectus), all dealers effecting transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Up to 193,676,499 Shares of Common Stock Issuable Upon Exercise of Subscription Rights and Warrants

37,527,481 Shares of Common Stock on Behalf of Selling Stockholders

Dyntek, Inc.

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee.

SEC registration fee		$2,822.86
Subscription agent fee
Legal fees and expenses
Accountants' fees and expenses
Printing and engraving expenses
Miscellaneous fees

Total	$

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

        Our Second Amended and Restated Certificate of Incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, except that no indemnification will be provided to a director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of the board of directors. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our certificate of incorporation, bylaws, agreements, vote of stockholders or disinterested directors or otherwise. The bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity.

        In accordance with Section 102(b)(7) of the DGCL, our Second Amended and Restated Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence. Notwithstanding this provision the DGCL does not permit us to eliminate personal liability for (i) breaches of their duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) transactions from which a director derives an improper personal benefit.

        We have directors' and officers' liability insurance which provides, subject to certain policy limits, deductible amounts and exclusions, coverage for all persons who have been, are or may in the future be, directors or officers of DynTek, against amounts which such persons may pay resulting from claims against them by reason of their being such directors or officers during the policy period for certain breaches of duty, omissions or other acts done or wrongfully attempted or alleged. Such policies provide coverage to certain situations where we cannot directly provide indemnification under the DGCL.

        In addition, we have entered into indemnification agreements with certain of our directors and officers. The agreements provide them with, among other things, specific contractual rights to the maximum indemnification permitted by the DGCL.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that, although the validity and scope of the governing statutes have not been tested in court in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.    Recent Sales of Unregistered Securities

        The securities of DynTek that we issued or sold within the past three years and were not registered with the Securities and Exchange Commission are described below.

1.
During the fiscal year ended June 30, 2003, DynTek issued options to purchase 50,000 shares of our Common Stock to a consultant for services rendered, at an exercise price of $1.00.

2.
In June 2003, DynTek sold units consisting of 2,221,932 shares of its Common Stock and warrants to purchase 1,110,966 shares of its Common Stock to accredited investors, resulting in aggregate net proceeds of $1,110,966. In connection with these sales, DynTek paid to Network 1, the placement agent for the offering, 666,570 shares of Common Stock.

3.
In July 2003, DynTek sold 4,198,000 shares of Common Stock to accredited investors, for net proceeds of $2,099,000. In connection with these sales, DynTek paid to Network 1, the placement agent for the offering, 5-year warrants to purchase up to 419,000 shares of Common Stock at an exercise of $1.02 per share.

4.
On October 9, 2003, DynTek issued 50,000 shares of its Common Stock to accredited investors as payment of an outstanding payable for services rendered in connection with the DynCorp Management Acquisition on December 27, 2001.

5.
On October 16, 2003, DynTek issued 108,434 shares of its Common Stock valued at $90,000 to accredited investors in connection with the April 1, 2003 Asset Purchase Agreement with Entellus Technology Group.

6.
On December 9, 2003, DynTek sold 3,333,333 shares of its Common Stock and warrants to purchase 1,666,668 shares of its Common Stock to accredited investors, resulting in aggregate net proceeds of $2,200,000. In connection with these sales, DynTek paid the placement agent with a 5-year warrant to purchase up to 500,000 shares of Common Stock at an exercise price of $0.913 per share.

7.
On January 29, 2004, DynTek sold 454,545 shares of its Common Stock and warrants to purchase 227,273 shares of its Common Stock to accredited investors on the same terms offered to the investors in the December 2003 private placement, resulting in aggregate net proceeds of $300,000. The placement agent for this offering received $24,000 in cash and warrants, exercisable at $0.91 per share, to acquire 68,182 shares of DynTek Common Stock.

8.
On January 30, 2004, DynTek sold a $3,500,000 principal secured convertible three-year term note to an institutional accredited investor. The note is convertible to DynTek Common Stock at the option of the investor. Monthly payments of principal and accrued interest under the note may be made by delivering Common Stock shares instead, if at the time such stock payment is delivered (i) there exists an effective registration statement covering the distribution of such shares by the investor and (ii) the market price for such shares is greater than 115% of $0.90 per share, the price fixed for conversion to Common Stock of amounts outstanding under the note. Subject to the same restrictions on stock payments of monthly accrued interest and principal, the entire principal and accrued interest of the note may be prepaid in Common Stock. As part of the transaction, the investor also received a five-year warrant to purchase 425,000 shares of DynTek Common Stock, exercisable as follows: 125,000 shares at $1.1225 per share; 175,000 shares at $1.347 per share; and 125,000 shares at $1.5715 per share.

We paid to the manager of the investor a closing fee equal to $122,500, agreed to make renewal payments to such affiliate equal to .5% of outstanding note principal on each anniversary of the closing and paid $29,500 as reimbursement for the investor's legal and due diligence expenses.

In addition, under the terms of our Investment Banking Advisory Agreement with Duncan Capital we also (i) paid Duncan Capital a fee equal to $280,000, $210,000 in cash and $70,000 in the form of 77,778 shares of our Common Stock (at a value of $0.90 per share), and (ii) issued additional warrants to Duncan Capital to acquire 388,889 shares of our Common Stock at $0.99 per share.

9.
On March 17, 2004, DynTek closed its offering of up to 150 Units ($2,040,000) with Network 1 Financial Securities, Inc. acting as the placement agent. DynTek sold 89 Units in the offering for an aggregate purchase price of $1,210,400, with each Unit bearing a purchase price of $13,600. Each Unit consisted of 20,000 shares of DynTek Common Stock, for an aggregate of 1,780,000 shares sold, at $0.68 per share, and 5-year warrants to acquire 4,000 shares of DynTek Common Stock, for an aggregate of warrants to purchase 356,000 shares of Common Stock, each warrant being exercisable at $0.90 per share (the "Warrants"). Network 1's compensation was a commission equal to 5% of the aggregate price of the Units sold in the offering, a 2% non-accountable expense allowance based on the aggregate price of the Units sold in the offering, a placement agent's warrant exercisable at $0.90 per share to acquire 20% of the number of shares of DynTek Common Stock sold in the offering, plus a Warrant exercise fee equal to 5% of the exercise price of any Warrants exercised during the period of 4 years commencing one year after the final closing of the offering.

10.
On April 27, 2004, DynTek entered into a series of agreements, including a securities purchase agreement and a registration rights agreement, with certain accredited investors for a private placement of shares of DynTek's Common Stock for an aggregate gross purchase price of $6,347,480, or $1.15 per share. Upon closing, DynTek issued (i) 5,519,550 shares of Common Stock, (ii) Series A Common Stock purchase warrants to purchase 1,655,865 shares of Common Stock (or up to 30% of the Common Stock issued) at an exercise price equal to $1.75 per share (the "Series A Warrants") and (iii) Series B Common Stock purchase warrants to purchase 1,103,910 shares of Common Stock (or up to 20% of the Common Stock issued) at an exercise price equal to $1.50 per share (the "Series B Warrants").

In addition, Duncan Capital LLC, as placement agent, received a placement agent fee (including expense reimbursement) of $507,799 and placement agent warrants equal to 10% of the aggregate shares of Common Stock issued on the closing date (and issuable under Series A Warrants and Series B Warrants) at an exercise price of $1.35 per share (the "Duncan Warrant"). The Series A Warrants and the Duncan Warrant are exercisable for a term of five years beginning six months following the closing date and are subject to anti-dilution protection. The Series B Warrants are exercisable for a period of 180 days following the effective date of a registration statement on Form S-3 to be filed by DynTek promptly after the closing with respect to the shares of Common Stock acquired by the purchasers, as well as the shares of Common Stock underlying the Series A Warrants, the Series B Warrants and the Duncan Warrant.

11.
Subsequent to DynTek's receipt of commitments for $7,500,000 of financing on the terms outlined in item 8 above, but prior to closing on all of those commitments, DynTek received another financing from Laurus Master Fund, Ltd. ("Laurus Funds") pursuant to which Laurus Funds purchased a $2,500,000 convertible term note on terms substantially similar to those under which Laurus Funds purchased a $3,500,000 convertible term note from DynTek in January 2004. Rather than close on the additional commitments for $1,152,520 from the initial investor group, which commitments had not been met by the date of the Laurus Funds closing, DynTek increased its aggregate financing to $8,847,480 with the Laurus Funds funding.

As a result, on May 3, 2004, DynTek closed the private placement of a $2,500,000 principal secured convertible three-year term convertible debt financing ("Tranche B") with the Laurus Funds by amending and restating its original $3,500,000 principal secured convertible term note made to Laurus Funds and creating a $6,000,000 amended and restated Note (the "Laurus Note"). This Laurus Note bears interest at the prime rate (which under no circumstances will be considered to fall below 4%) plus 1%, with interest payable monthly on a current basis with respect to Tranche B commencing in June 2004 and level payments of principal with respect to Tranche B commencing November 1, 2004. The Laurus Note is convertible to DynTek Common Stock at the option of Laurus Funds. DynTek's monthly payments of principal and accrued interest under the Laurus Note with respect to Tranche B may be made by delivering Common Stock shares instead, if at the time such stock payment is delivered (i) there exists an effective registration statement covering the distribution of such shares by the investor and (ii) the market price for such shares is greater than 115% of $1.15 per share, the price fixed for conversion to Common Stock of amounts outstanding with respect to Tranche B under the Laurus Note. Subject to the same restrictions on stock payments of monthly accrued interest and principal, the entire principal and accrued interest of the Laurus Note may be prepaid in Common Stock. Any amounts of Laurus Note principal paid in cash, including prepayments of the entire note principal, shall be subject to a 2% premium payment (which is increased to a 4% premium payment in the event that an effective registration statement covering the conversion shares is not in place). As part of the transaction, Laurus Funds also received a five-year warrant to purchase 625,000 shares of DynTek Common Stock, exercisable at $1.25 per share (the "Laurus Warrant").

Distribution by Laurus Funds of all of the Common Stock shares subject to Tranche B Note conversion and issuable upon exercise of the Laurus Warrant will be registered under the terms of a Registration Rights Agreement to be filed immediately following the effectiveness of the registration statement filed for the Purchasers identified above. Payment of all principal and interest under the Note, as well as performance of the obligations of DynTek and its wholly-owned subsidiary, DynTek Services, Inc., under all of the ancillary agreements entered into by DynTek and DynTek Services in connection with the sale of the Note and Warrant, are secured by a perfected security interest in favor of Laurus Funds in all of the assets of both DynTek and DynTek Services.

DynTek paid a closing fee equal to $87,500 to the manager of Laurus Funds, agreed to make renewal payments to such affiliate equal to .5% of outstanding note principal on each anniversary of the closing and paid $10,000 as reimbursement for the investor's legal and due diligence expenses. In addition, under the terms of DynTek "s Investment Banking Advisory Agreement with Duncan Capital, in connection with the Laurus Funds's financing, DynTek also became obligated (i) to pay to Duncan Capital a fee equal to $200,000 (8% of Laurus Funds offering proceeds), $100,000 in cash and $100,000 in the form of 83,333 shares of DynTek Common Stock (at a value of $1.20 per share), and (ii) to issue additional warrants to Duncan Capital to acquire 270,833 shares of DynTek Common Stock at $1.32 per share.

12.
On May 4, 2004, DynTek issued an Accommodation Letter to the investors in the April 27, 2004 Securities Purchase Agreement. The investors were provided the opportunity to participate in an additional offering by which each will receive from DynTek (i) a number of shares (the "Additional Shares") of DynTek Common Stock, which, when added to the number of shares of Common Stock purchased by that investor in the April 27, 2004 offering, will reduce the price per share paid for the aggregate number of the shares and the Additional Shares purchased by each investor respectively to $1.05 per share of Common Stock; (ii) an amendment to the investor's Series A Warrants acquired in the April 27, 2004 offering, reducing the exercise shares of Common Stock for which it can be exercised by 30% of the number of Additional Shares purchased by each investor; and (iii) an amendment to the investor's Series B Warrants acquired in the April 27, 2004 offering, reducing the exercise price from $1.50 per share to $1.25 per share, and increasing the number of shares of Common Stock for which it can be exercised by 20% of the number of Additional Shares purchased by each investor. The placement agent also received additional warrants based on 10% of the Additional Shares and warrants issued in the Accommodation.

13.
In June 2004, the Company issued 263,157 shares of the Company's Common Stock valued at $200,000 in connection with the purchase of Woda & Associates.

14.
On September 29, 2004, pursuant to a Stock Purchase Agreement (the "Redrock Agreement") with Redrock Communications Solutions, Inc. ("Redrock"), Robert D. Murphy and William Scott Worthington (Murphy and Worthington being the "Redrock Sellers"), Dyntek purchased from the Redrock Sellers all of the outstanding common stock of Redrock and Redrock became a wholly-owned subsidiary of Dyntek (the "Redrock Acquisition"). The purchase price was comprised of (i) an initial aggregate cash payment of $2.5 million on the closing date; (ii) a deferred aggregate cash payment of $500,000 to be paid sixty (60) days after the closing date; (iii) an earn-out cash payment up to a maximum amount of $1.5 million, based upon Redrock's EBITDA for the period between July 1, 2004 through June 30, 2005 to be paid within ten (10) business days after the determination of Redrock's EBITDA for such period; and (iv) a number of shares of DynTek Common Stock in an amount equal to $500,000, which amount was subject to adjustment based on the final determination of Redrock's working capital, divided by $0.63, the average closing sale price per share of DynTek Common Stock as reported on the Nasdaq SmallCap Market for the ten (10) trading days prior to (and not including) the closing date. If no working capital adjustment was made, DynTek would issue 793,650 shares of DynTek Common Stock. The DynTek Common Stock was issued upon a final determination of Redrock's working capital as of the closing date.

15.
On October 14, 2004, DynTek entered into an Agreement and Plan of Merger (the "Merger Agreement"), with ITI Acquisition Corp., a California corporation and wholly owned Subsidiary of DynTek ("Merger Sub"), Integration Technologies, Inc., a California corporation ("ITI"), the shareholders of ITI (the "Shareholders") and Casper Zublin, Jr., in his capacity as the shareholder representative (the "Representative").

On October 18, 2004, the Merger Sub was merged into ITI with ITI becoming a wholly-owned subsidiary of DynTek (the "Merger"). The consideration paid or payable to the Shareholders in connection with the Merger is comprised of: (i) an initial cash payment of $2,500,000; (ii) an earn-out cash payment up to a maximum amount of $1.5 million, based upon ITI's EBITDA for the period between July 1, 2004 through June 30, 2005 to be paid on or before July 30, 2005; (iii) a earn-out cash payment up to a maximum amount of $1.5 million, based upon ITI's revenue for the period between July 1, 2004 through June 30, 2005 to be paid on or before July 30, 2005; and (iv) an aggregate number of whole shares of DynTek common stock based on the average closing sale price per share (the "Share Price") of such common stock for the 30 trading days prior to June 28, 2005, determined as follows: (a) 2,140,000 shares if the Share Price is greater than $1.00 but less than $1.50; (b) that number of shares equal to $2,140,000 divided by the Share Price if the Share Price is less than $1.00, provided that the maximum number of shares issuable pursuant to this clause (b) shall be no more than 4,280,000 shares; or (c) that number of shares equal to $3,210,000 divided by the Share Price if the Share Price is greater than $1.50 (the "Stock Consideration"). The Share Price was $0.36 and the value of 4,280,000 shares, the maximum number of shares to be issued was $1,544,252. In the event the number of shares issuable as Stock Consideration is so limited, DynTek will pay the difference to the Shareholders in cash. The resulting cash adjustment was $595,748.

In February 2005, DynTek and the ITI Shareholders entered into a Satisfaction and Release Agreement based on performance of the ITI business through January 31, 2005, the performance of certain former ITI employees who had undertaken additional responsibilities at DynTek, and the opportunity for DynTek to consolidate the ITI operations with Redrock and other operations of DynTek. Based on these considerations and the revenues and EBITDA from the ITI business through such date, DynTek agreed to pay the amount of $2,250,000 to the Shareholders on July 30, 2005 in satisfaction of the earn-out cash payments.

16.
On October 15, 2004 DynTek entered into a 9% Senior Subordinated Convertible Note Purchase Agreement (the "Note Purchase Agreement") with certain investors (the "Note Purchasers") to sell and issue to the Note Purchasers an aggregate of $4,500,000 in principal amount of DynTek's Senior Subordinated Convertible Notes (the "9% Notes"), bearing 9% interest per annum with a maturity of three (3) years (the "Note Financing"). The 9% Notes were initially convertible into shares of DynTek Common Stock at a conversion price of $0.65 per share, subject to certain adjustments.

As part of the issuance of the 9% Notes, DynTek also issued to the Note Purchasers warrants to purchase 3,461,538 shares of its Common Stock at an exercise price of $0.7475 per share (the "Warrants"). The Warrants may be exercised immediately and will expire on September 30, 2009. In addition, DynTek issued to the Note Purchasers who had not previously participated in any financing of DynTek warrants to purchase up to 384,615 shares of DynTek Common Stock at an initial exercise price of $1.25 per share (the "Additional Warrants"). The Additional Warrants were immediately exercisable and expired on June 10, 2005.

Pursuant to the Note Purchase Agreement, DynTek issued to Duncan Capital LLC, the placement agent in connection with the transaction, warrants to purchase up to 692,308 shares of DynTek's Common Stock at an initial exercise price of $0.67 per share (the "Duncan Capital Warrants") and paid a cash fee of $360,000. The Duncan Capital Warrants were immediately exercisable and will expire on September 30, 2009.

17.
On November 15, 2004, DynTek issued an Amended and Restated Secured Convertible Term Note (the "Amended Note") to the Laurus Master Fund, Ltd. ("Laurus Funds"), which was originally issued in the principal amount of $3,500,000 with a conversion price of $1.25 per share on January 30, 2004 and was subsequently amended and restated on May 3, 2004 to increase the principal amount to $6,000,000 and reduce the conversion price to $1.15 per share with respect to the original principal amount and $0.90 per share with respect to the increased principal amount. The Amended Note provides for an aggregate principal amount of $6,649,999. Laurus Funds agreed to provide DynTek with additional capital and to defer payments under the Amended Note until December 1, 2005. In exchange, DynTek reduced the conversion price under the Amended Note to $0.65 per share. Interest payable on this Amended Note accrues at a rate per annum equal to the "prime rate" plus 1%. Subject to certain adjustment, in no event will the prime rate be less than 4%. The Amended Note is convertible to DynTek Common Stock at the option of Laurus Funds. DynTek's monthly payments of principal and accrued interest under the Amended Note may be made by delivering Common Stock shares instead of cash, if at the time such stock payment is delivered (i) there exists an effective registration statement covering the distribution of such shares by the investor and (ii) the market price for such shares is greater than 115% of $0.65 per share, the price fixed for conversion to Common Stock of amounts outstanding under the Amended Note. Subject to the same restrictions on stock payments of monthly accrued interest and principal, the entire principal and accrued interest of the Amended Note may be prepaid in Common Stock. Any amounts of Amended Note principal paid in cash, including prepayments of the entire note principal, shall be subject to a 2% premium payment.

As part of the transaction, Laurus Funds also received a five-year amended and restated warrant to purchase 1,046,150 shares of DynTek Common Stock, exercisable at $0.65 per share (the "Amended Warrant"). The Amended Warrant replaces the warrant previously issued to Laurus Funds in connection with the convertible note financing which provided for the purchase of 625,000 shares at an exercise price of $1.25 per share. Distribution by Laurus Funds of all of the Common Stock shares subject to the Amended Note conversion and issuable upon exercise of the Amended Warrant will be registered under the terms of the Amended and Restated Registration Rights Agreement entered into on the same date. Payment of all principal and interest under the Amended Note, as well as performance of the obligations of DynTek and its wholly-owned subsidiary, DynTek Services, Inc., under all of the ancillary agreements entered into by DynTek and DynTek Services in connection with the sale of the Amended Note and Amended Warrant, are secured by a perfected security interest in favor of Laurus Funds in all of the assets of both DynTek and DynTek Services.

Laurus Funds has the right to convert all or any portion of the then aggregate principal amount of the Amended Note, together with interest and fees due thereon, into shares of DynTek Common Stock. The full principal amount of $6,649,999 is convertible into 10,230,767 shares of DynTek Common Stock.

18.
On February 10, 2005, DynTek raised approximately $7.7 million in gross proceeds (net proceeds of approximately $7.2 million) through a private placement to accredited investors of an aggregate of 14,802,692 shares of Common Stock and warrants to purchase an aggregate of 3,701,919 shares of Common Stock. The Common Stock and the corresponding warrants were sold at a price of $0.52 per share of Common Stock issued. Each warrant entitles its holder to purchase that number of shares of Common Stock equal to 25% of the Common Stock purchased by such investor, at an exercise price of $0.66 per share.

In connection with the issuance of the Common Stock and warrants, DynTek entered into a registration rights agreement with the purchasers obligating DynTek to register for resale the shares of the Common Stock sold in the private placement and the shares of Common Stock issuable upon the exercise of the associated warrants discussed above on a registration statement on Form S-3 to be filed with the Securities and Exchange Commission within thirty (30) days of the closing date.

19.
In connection with a $2.5 million debt financing closed on October 26, 2005, DynTek issued warrants to purchase 1,000,000 shares of its common stock. The Warrants are exercisable for an exercise price equal to the greater of $0.10 per share or the price per share at which common stock is sold in any rights offering to record holders of its common stock. The warrants expire on

  October 26, 2015. No additional consideration was paid to the lenders in exchange for the issuance of the Warrants.

The private offerings of the securities described in items 1 through 15 above were exempt from registration under either Section 4(2) of the Securities Act of 1933 or Regulation D, Rule 506 of the Securities Act of 1933 because (i) the securities were offered and sold only to accredited investors; (ii) there was no general solicitation or general advertising related to the offerings; (iii) each investor was given the opportunity to ask questions and receive answers concerning the terms of and conditions of the offering and to obtain additional information; (iv) the investors represented that they were acquiring the securities for their own account and for investment; and (v) the securities were issued with restrictive legends.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  The exhibits set forth commencing on page II-10 are included herein or incorporated by reference.

  (b)
  Financial Statement Schedules.

        The financial statement schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

  Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on November 23, 2005.

DYNTEK, INC.
By:	/s/ CASPER W. ZUBLIN, JR.
	Name:	Casper W. Zublin, Jr.
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of DynTek, Inc., do hereby constitute and appoint Casper W. Zublin, Jr. and Robert I. Webber, and each of them individually, our true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ CASPER W. ZUBLIN, JR. Casper W. Zublin, Jr.	Chief Executive Officer and Director (Principal Executive Officer)	November 23, 2005
/s/ ROBERT I. WEBBER Robert I. Webber	President, Chief Financial Officer, Chief Accounting Officer, Director and Secretary (Principal Financial and Accounting Officer)	November 23, 2005
J. Michael Gullard	Director	November 23, 2005
/s/ MARSHALL TOPLANSKY Marshall Toplansky	Director	November 23, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of December 27, 2001, among DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc.(19)
2.2	Stock Option Agreement, dated as of April 25, 2001, between DynTek, Inc. and DynCorp.(3)
2.3	Agreement and Plan of Reorganization, dated as of April 25, 2001, among DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc.(3)
2.4	First Amendment to Agreement and Plan of Reorganization, dated as of April 25, 2001, among DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc.(20)
2.5	Second Amendment to Agreement and Plan of Reorganization, dated as of April 25, 2001, among DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc.(22)
2.6	Third Amendment to Agreement and Plan of Reorganization, dated as of April 25, 2001, among DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc.(33)
2.7	Fourth Amendment to Agreement and Plan of Reorganization, dated as of December 27, 2001, DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc.(19)
3.1	Amended and Restated Charter of DynTek, Inc.(1)(2)(19)(26)
3.2	Amended and Restated By-Laws of DynTek, Inc.(19)
4.1	Specimen Common Stock Certificate of DynTek, Inc.(4)
4.2
Certificate of Designations, Preferences and Relative, participating, Optional or other Special Rights of Series A Convertible Preferred Stock and Qualifications, Limitations and Restrictions thereof.(2)
4.3	Specimen of Redeemable Common Stock Purchase Warrant.(6)
4.4	Form of Warrant Agent Agreement between DynTek and American Stock Transfer and Trust Company.(5)
4.5	Amended Warrant Agreement, dated November 30, 1999, between DynTek and American Stock Transfer and Trust Company.(1)
4.6	Second Amended Warrant Agreement, dated as of November 30, 2000, between DynTek, Inc. and American Stock Transfer & Trust Company.(8)
4.7	Third Amended Warrant Agreement, dated as of April 10, 2001, between DynTek, Inc. and American Stock Transfer & Trust Company.(9)
4.8	Form of Underwriter's Warrant Agreement.(7)
5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.**
10.1	1992 Employee Incentive Stock Option Plan, including form of Incentive Stock Option Agreement.(5)
10.2	Form of Amendment to 1992 Employee Incentive Stock Option Plan.(10)

10.3	1997 Stock Option Plan for Non-Employee Directors.(11)
10.4	2001 Employee Incentive Stock Option Plan.(12)
10.5	2005 Stock Incentive Plan.(30)
10.6	Form of Stock Option Agreement pursuant to the 2001 Employee Incentive Stock Option Plan.(29)
10.7	Form of Stock Option Agreement pursuant to the 2005 Stock Incentive Plan.(32)
10.8	Employment Agreement, dated as of August 14, 2000, between DynTek, Inc. and James Linesch.(13)
10.9	Letter, dated August 15, 2001, from DynTek, Inc. to James Linesch amending the Employment Agreement, dated as of August 14, 2000, between DynTek, Inc. and James Linesch.(14)
10.10	Letter Agreement, dated as of November 3, 2000, by and between LaborSoft Corporation and DynTek, Inc.(15)
10.11	Employment Agreement, dated as of December 10, 2001, between DynTek, Inc. and Steven J. Ross.(19)
10.12	Asset Purchase Agreement, effective March 1, 2003, among DynTek Services, Inc. and First Transit, Inc.(16)
10.13	Factoring Agreement, dated as of July 1, 2003, between Systran Financial Services Corporation, DynTek, Inc. and DynTek Services, Inc.(17)
10.14	Limited Release and Agreement to Indemnify, dated as of July 3, 2003, executed by DynCorp in favor of DynTek, Inc.(14)
10.15	Amendment to Employment Agreement, dated October 8, 2003, between James Linesch and DynTek, Inc.(18)
10.16	Form of Securities Purchase Agreement between DynTek, Inc. and the purchasers listed therein, dated as of December 5, 2003.(21)
10.17	Form of Registration Rights Agreement between DynTek, Inc. and the purchasers listed therein, dated as of December 5, 2003.(21)
10.18	Form of 20% Investor Warrant.(21)
10.19	Form of 30% Investor Warrant.(21)
10.20	Form of Placement Agent Warrant Agreement between DynTek, Inc. and Rockwood Inc.(21)
10.21
Form of Securities Purchase Agreement, dated January 30, 2004, by and between DynTek, Inc. and an institutional investor with respect to the purchase of DynTek's $3,500,000 Secured Convertible Term Note of even date.(23)
10.22	Form of $3,500,000 Secured Convertible Term Note, dated January 30, 2004, made by DynTek, Inc. in favor of an institutional investor.(23)
10.23	Form of Common Stock Purchase Warrant, dated January 30, 2004, made by DynTek, Inc. in favor of an institutional investor for 425,000 shares of common stock.(23)
10.24	Form of Registration Rights Agreement, dated January 30, 2004, by and between DynTek, Inc. and an institutional investor.(23)

10.25	Form of Security Agreement, dated January 30, 2004, by and between DynTek, Inc. and an institutional investor.(23)
10.26	Form of Security Agreement, dated January 30, 2004, by and between DynTek Services, Inc. and an institutional investor.(23)
10.27	Form of Guaranty, dated January 30, 2004, made by DynTek Services, Inc. in favor of an institutional investor.(23)
10.28
Placement Agent's Agreement, dated as of February 27, 2004, by and between DynTek, Inc. and Network 1 Financial Securities, Inc. with respect to the offering of up to 150 Units of securities consisting of shares of common stock and warrants (the "Network 1 Offering").(24)
10.29	Form of Subscription Agreement with investors in the Network 1 Offering.(24)
10.30	Form of Registration Rights Agreement with investors in the Network 1 Offering.(24)
10.31	Form of Warrant issuable to investors in the Network 1 Offering.(24)
10.32	Form of Placement Warrant issuable to Network 1 Financial Securities, Inc. in connection with the Network 1 Offering.(24)
10.33	Form of Securities Purchase Agreement, dated April 27, 2004, between DynTek, Inc. and purchasers listed therein.(25)
10.34	Form of Registration Rights Agreement, dated April 27, 2004, between DynTek, Inc. and the purchasers listed herein.(25)
10.35	Form of Series A Warrant(25)
10.36	Form of Series B Warrant(25)
10.37	Form of Placement Agent Warrant issued to Duncan Capital LLC.(25)
10.38	Form of Amended and Restated Convertible Term Note, dated May 3, 2004, made by DynTek, Inc. in favor of Laurus Master Funds, Ltd. ("Laurus Funds")(25)
10.39	Form of Common Stock Purchase Warrant, dated May 3, 2004.(25)
10.40	Form of Amended Registration Rights Agreement, dated May 3, 2004, by and between DynTek, Inc. and Laurus Funds.(25)
10.41	Form of First Amendment to Factoring Agreement, dated as of July 29, 2004, by and among Systran Financial Services Corporation, DynTek, Inc. and DynTek Services, Inc.(27)
10.42	Form of 9% Senior Subordinated Convertible Note Purchase Agreement, dated as of October 15, 2004, by and among the purchasers listed therein and DynTek, Inc.(28)
10.43	Form of 9% Senior Subordinated Convertible Note.(28).
10.44	Form of Registration Rights Agreement, dated as of October 15, 2004, by and among the purchasers listed therein and DynTek, Inc.(28)
10.45	Form of Warrant.(28)
10.46	Form of Additional Warrant.(28)
10.47	Form of Placement Agent Warrant.(28)
10.48	Form of Employment Agreement, dated as of October 15, 2004, by and between Robert Webber and DynTek, Inc.(28)

10.49	Form of Employment Agreement, dated as of August 1, 2004, by and between Casper Zublin, Jr., and DynTek, Inc.(28)
10.50	Form of Employment Agreement, dated as of July 1, 2004, by and between Steven Ross, and DynTek, Inc.(28)
10.51	Form of Amended and Restated Convertible Term Note, dated November 15, 2004, made by DynTek, Inc. in favor of Laurus Master Funds, Ltd. ("Laurus Funds").(29)
10.52	Form of Common Stock Purchase Warrant, dated November 15, 2004.(29)
10.53	Form of Amended Registration Rights Agreement, effective as of January 1, 2004, by and between DynTek, Inc. and Laurus Funds.(29)
10.54	Letter Agreement, dated as of September 1, 2004, by and between DC Asset Management LLC and DynTek, Inc.(29)
10.55	Form of Securities Purchase Agreement, dated as of February 10, 2005, by and among the investors identified therein and DynTek, Inc.(31)
10.56	Form of Registration Rights Agreement, dated as of February 10, 2005, by and among the investors identified therein and DynTek, Inc.(31)
10.57	Form of Warrant.(31)
10.58	Separation and General Release Agreement, dated as of May 26, 2005, by and between Steven Ross and DynTek, Inc.(32)
10.59	Asset Purchase and Liability Assumption Agreement, dated as of August 8, 2005, by and among DynTek, Inc., DynTek Services, Inc. and New England Technology Finance, LLC.(34)
10.60	Asset Purchase Agreement, dated as of August 8, 2005, by and among DynTek, Inc., DynTek Services, Inc. and New England Technology Finance, LLC.(34)
10.61	Form of Note Purchase Agreement, dated as of October 26, 2005, by and among DynTek, Inc. and the accredited investors named therein.(34)
10.62	Form of Secured Promissory Note, dated as of October 26, 2005, issued by DynTek, Inc. in favor of certain accredited investors.(34)
10.63	Form of Security and Pledge Agreement, dated as of October 26, 2005, by and among DynTek, Inc., DynTek Services, Inc. and the investors identified in the Note Purchase Agreement.(34)
10.64	Form of Common Stock Purchase Warrant, dated October 26, 2005, issued by DynTek, Inc. in favor of the investors identified in the Note Purchase Agreement.(34)
10.65	Agreement to Amend the Amended and Restated Secured Convertible Term Note and Common Stock Purchase Warrant, dated as of October 26, 2005, by and between DynTek, Inc. and Laurus Master Fund, Ltd.(34)
10.66	Form of Amended and Restated 9% Senior Subordinated Convertible Note, issued by DynTek, Inc. in favor of certain accredited investors.(34)
10.67	Form of Amended and Restated Warrant, dated as of October 26, 2005, issued by DynTek, Inc. in favor of certain accredited investors.(34)
10.68	Form of Amendment No. 1 to Registration Rights Agreement, dated as of October 26, 2005, by and among DynTek, Inc. and the investors set forth therein.(34)

10.69	Form of Standby Purchase Agreement.**
10.70	Form of Standby Purchasers Warrants.**
21	Subsidiaries of DynTek, Inc.**
23.1	Consent of Marcum & Kliegman LLP, independent public accountants.*
23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).**
24.1	Power of Attorney (included in the signature pages hereof).*
99.1	Form of Instructions for Use of DynTek, Inc. Subscription Rights Certificates.**
99.2	Notice of Guaranteed Delivery of Subscription Rights Certificates.**
99.3	Form of Letter to Stockholders who are Record Holders.**
99.4	Form of Letter to Stockholders who are not Beneficial Owners.**
99.5	Form of Letter to Client of Stockholders who are not Beneficial Owners.**
99.6	Form of Nominee Holder Certification.**
99.7	Form of Beneficial Owner Election Form.**

*
Filed herewith.

**
To be filed by amendment.

1.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed on December 6, 1999.

2.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Amendment No. 1 to Registration Statement on Form S-4/A, filed on July 13, 2000 (File No. 333-36044).

3.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed May 2, 2001.

4.
Incorporated by reference, filed as an exhibit to Amendment No. 2 to DynTek, Inc.'s Registration Statement on Form S-1 filed on November 10, 1992 (File No. 333-50426).

5.
Incorporated by reference, filed as an exhibit to Amendment No. 1 to DynTek, Inc.'s Registration Statement on Form S-1 filed on October 13, 1992 (File No. 333-50426).

6.
Incorporated by reference, filed as an exhibit to Amendment No. 4 to DynTek, Inc.'s Registration Statement on Form S-1 filed on December 4, 1992 (File No. 333-50426).

7.
Incorporated by reference, filed as an exhibit to Amendment No. 5 to DynTek, Inc.'s Registration Statement on Form S-1 filed on December 8, 1992 (File No. 333-50426).

8.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed on January 11, 2001.

9.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed on April 17, 2001.

10.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Registration Statement on Form S-4, filed on May 1, 2000 (File No. 333-36044).

11.
Incorporated by reference, filed as Exhibit C to DynTek, Inc.'s definitive Proxy Statement for Annual Meeting of Stockholders, filed on January 6, 1998.

12.
Incorporated by reference, filed as Annex D to DynTek, Inc.'s definitive Proxy Statement for Special Meeting of Stockholders, filed November 6, 2001.

13.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Annual Report on Form 10-K/A, filed on October 27, 2000.

14.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Annual Report on Form 10-K, filed October 7, 2003.

15.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Quarterly Report of Form 10-Q, filed on February 16, 2001.

16.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed March 25, 2003.

17.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed July 9, 2003.

18.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Quarterly Report on Form 10-Q, filed November 14, 2003.

19.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed January 7, 2002.

20.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Annual Report on Form 10-K, filed September 26, 2001.

21.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed December 10, 2003.

22.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed November 2, 2001.

23.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed February 3, 2004.

24.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed April 1, 2004.

25.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed May 3, 2004.

26.
Incorporated by reference, filed as Annex A to DynTek, Inc.'s definitive proxy statement for Special Meeting of Stockholders, filed June 17, 2004.

27.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Annual Report on Form 10-K, filed September 28, 2004.

28.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Quarterly Report on Form 10-Q, filed November 15, 2004.

29.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Quarterly Report on Form 10-Q, filed February 14, 2005.

30.
Incorporated by reference, filed as Annex A to DynTek, Inc.'s definitive Proxy Statement for Annual Meeting of Stockholders, filed April 26, 2005.

31.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed February 15, 2005.

32.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed July 19, 2005.

33.
Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed December 21, 2001.

34.
Incorporated by reference, filed as an Exhibit to DynTek's Quarterly Report on Form 10-Q, filed November 14, 2005.

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING
QUESTIONS AND ANSWERS ABOUT THE SELLING STOCKHOLDERS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF OUTSTANDING COMMON STOCK, DIVIDEND POLICY AND RELATED STOCKHOLDER MATTERS
DETERMINATION OF SUBSCRIPTION PRICE FOR RIGHTS OFFERING
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
2005 BRIDGE FINANCING
THE RIGHTS OFFERING
PLAN OF DISTRIBUTION FOR RIGHTS OFFERING
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF RIGHTS OFFERING
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SELLING STOCKHOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DYNTEK, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DYNTEK, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
DYNTEK, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (in thousands, except share data)
DYNTEK INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands)
DYNTEK, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
DYNTEK, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, except share data)
DYNTEK, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DYNTEK, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
DYNTEK, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited) (in thousands, except per share data)
DYNTEK, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands)
DYNTEK, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands, except share data)
DYNTEK, INC. & SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2005 (UNAUDITED)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX